UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐   Form C-U: Progress Update
☑ Form C/A: Amendment to Offering Statement
    ☑ Check box if Amendment is material and investors must reconfirm within five business days. *This Amendment extends the Offering Deadline from April 25, 2025 to June 30, 2025.*
☐ Form C-AR: Annual Report
☐   Form C-AR/A: Amendment to Annual Report
☐   Form C-TR: Termination of Reporting

Name of Issuer:

RDL Hotel Fund I, LLC

Legal status of Issuer:

    Form:

    LLC

    Jurisdiction of Incorporation/Organization:

    Delaware

    Date of Organization:

    July 25, 2024

Physical Address of Issuer:

2810 N. Church St. Wilmington, DE 19802

Website of Issuer:

https://RDLeeCP.com

Is there a co-issuer? ___ yes _X_ no.

Name of Intermediary through which the Offering will be Conducted:

Vesterr LLC dba Vesterr

CIK Number of Intermediary:

0001850113

SEC File Number of Intermediary:

007-00341

CRD Number of Intermediary:

319017

Amount of compensation to be paid to the Intermediary, whether as a percentage of the Offering amount or as a dollar amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering:

At the conclusion of the Offering, the Issuer shall pay the Intermediary a fee of five percent (5%) of the dollar amount raised in the Offering.

Any other direct or indirect interest in the Issuer held by the Intermediary, or any arrangement for the Intermediary to acquire such an interest:

None.

Type of Security Offered:

Class B Units, no par value

Target Number of Securities to be Offered:

500,000

Price (or Method for Determining Price):

$1.00

Target Offering Amount:

$500,000

Oversubscriptions Accepted:
- ☑ Yes
- ☐ No

Oversubscriptions will be Allocated:
- ☐ Pro-rata basis
- ☑ First-come, first-served basis
- ☐ Other: At the Intermediary's discretion

Maximum Offering Amount (if different from Target Offering Amount):

$5,000,000

Deadline to reach the Target Offering Amount:

June 30, 2025

If the sum of the investment commitments does not equal or exceed the Target Offering Amount at the Deadline to reach the Target Offering Amount, no Securities will be sold in the Offering, investment commitments will be canceled and committed funds will be returned.

Current Number of Employees:

0

	Since Inception through October 7, 2024*	Prior fiscal year-end (2023)*
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income/(Loss)	$0	$0

*The Issuer was not formed until July 25, 2024; the above reflects the financials from the Issuer's date of formation through October 7, 2024.

The jurisdictions in which the Issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

RDL Hotel Fund I, LLC



A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C/A TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C/A AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE ISSUER, THE ESCROW

FACILITATOR AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

INVESTORS OUTSIDE OF THE UNITED STATES, TAKE NOTICE IT IS EACH INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW FACILITATOR

THE ESCROW FACILITATOR SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW FACILITATOR MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW FACILITATOR'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

ESCROW FACILITATOR INFORMATION

THE OFFERING WILL UTILIZE THE FOLLOWING QUALIFIED THIRD-PARTY ESCROW FACILITATOR: NORTH CAPITAL PRIVATE SECURITIES CORPORATION ("North Capital")

TABLE OF CONTENTS

ABOUT THIS FORM C/A

You should rely only on the information contained in this Form C/A. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C/A, and no source other than Vesterr LLC dba Vesterr (the **"Intermediary"**) has been authorized to host this Form C/A and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities (as defined below) in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C/A and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C/A or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Issuer will afford prospective Investors (defined below) an opportunity to ask questions of, and receive answers from, the Issuer and its management concerning the terms and conditions of this Offering and the Issuer. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The Issuer is referred to herein as the "Issuer" or "we".

In making an investment decision, you must rely on your own examination of the Issuer and the terms of the Offering, including the merits and risks involved. The statements of the Issuer contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C/A. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C/A. The Issuer does not expect to update or otherwise revise this Form C/A or any other materials supplied herewith.

This Form C/A is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C/A and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C/A are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C/A and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C/A, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C/A or any documents incorporated by reference herein are accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C/A or to conform these statements to actual results or to changes in our expectations.

THE OFFERING AND THE SECURITIES

The Offering

The Issuer is offering a minimum amount of **$500,000** (the "**Target Offering Amount**") and up to a maximum amount of **$5,000,000** (the "**Maximum Offering Amount**") of Class B Units, no par value (the "**Securities**") on a best efforts basis as described in this Form C/A (this **"Offering"**). The Minimum Individual Purchase Amount is **$10,000** and the Maximum Individual Purchase Amount is **$500,000**. The Issuer reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Issuer may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice. The Issuer must raise an amount equal to or greater than the Target Offering Amount by **June 30, 2025** (the "**Offering Deadline**"). Unless the Issuer receives investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be canceled and all committed funds will be returned.

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Issuer's asset value, net worth, revenues or other objective established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the purchase process hosted by the **Intermediary (**as defined above), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Issuer are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with a qualified third party escrow agent meeting the requirements of Regulation CF as facilitated by the Escrow Facilitator until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline or an intermediate close, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds. If the Investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the Issuer and the Investor will receive their Securities.**

All investment commitments made in this Offering will be represented by a pro rata beneficial interest (based on the amount invested) subject to the terms of the Subscription Agreement as described in **Exhibit B** and the Issuer's Limited Liability Company Agreement, dated as of July 25, 2024 (the "**LLC Agreement**") attached hereto as **Exhibit C**.

The Issuer will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Issuer reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Issuer continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

The Deal Page

A description of our business plan can be found on the Issuer's profile page on the Intermediary's website under **https://vesterr.com/funderr/deal/rdlhotelfundI** (the "**Deal Page**"). The Deal Page can be used by prospective Investors to ask the Issuer questions and for the Issuer to post immaterial updates to this Form C/A as well as make general announcements. You should view the Deal Page at the time you consider making an investment commitment. Updates on the status of this Offering can also be found on the Deal Page.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Issuer will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be canceled and the committed funds will be returned without interest or deductions.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Issuer designates pursuant to Rule 304(b) of Regulation CF, the Issuer may conduct the first of multiple closings of the Offering early, *provided* (i) the early closing date must be twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Issuer conducts an initial closing (the "**Initial Closing**"), the Issuer agrees to only withdraw seventy percent (70%) of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Issuer may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the Target Offering Amount as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Issuer upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Issuer has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Issuer until they are accepted by the Issuer, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Issuer rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

The Securities

We request that you please review this Form C/A, Subscription Agreement attached as **Exhibit B**, LLC Agreement attached hereto as **Exhibit C** and Joinder Agreement attached as **Exhibit D** in conjunction with the following summary information. All capitalized terms used herein that are not otherwise defined have the meanings as set forth in the LLC Agreement.

The Securities are "Class B Units" which are non-voting Units designated as Class B Units by the Manager and issued by the Issuer to Persons in consideration for Capital Contributions to the Issuer. Class B Members do not have the right or power to (a) participate in the designation of a Manager of the Issuer, (b) participate in the management of the Issuer, or (c) contractually bind the Issuer. Unless specifically provided for by the LLC Agreement or required by law, Class B Members have no right to vote on Issuer matters. Aside from the limitations described above and as expressly set forth in the LLC Agreement, Class B Members otherwise possess all other rights afforded to a Member pursuant to the LLC Agreement.

Authorized Capitalization

The Issuer has authorized two classes of securities, Class A Units and Class B Units. Please refer to the section titled "*Capitalization and Ownership*" below for information on the capitalization of the Issuer.

Rights and Duties of the Manager

The business and affairs of the Issuer will be managed by the Manager. All decisions concerning the business and affairs of the Issuer will be made by the Board of Managers. **RD Lee Capital Partners LLC** is the sole Manager of the Issuer on the Board of Managers.

As the sole Manager, **RD Lee Capital Partners LLC** any successor shall hold office until a successor shall have been elected and qualified. In the event additional managers are added to the Board of Managers by the Sponsoring Member, said Managers shall be elected at each annual meeting by the Sponsoring Member and shall hold office until the first to occur of the death (or dissolution, as the case may be), Disability, resignation or removal of such Managers or until a successor to such Managers shall be elected and qualified.

Organizational Expenses Reimbursement and Management Fee

As a Member, a Manager (or its members) shall receive an allocation of Profits and Losses and a right to Distributions from the Company in accordance with Articles 10 and 11 of the LLC Agreement. Further, the Manager and Sponsoring Member shall be reimbursed for all out-of-pocket expenses incurred in connection with the organization and offering of the Company. However, the Manager will only request reimbursement once the Company has raised more than Five Hundred Thousand and No/100 Dollars ($500,000.00) and will limit such reimbursement to Seventy-Five Thousand and No/100 Dollars ($75,000) should only Five Hundred Thousand and No/100 Dollars ($500,0000) be raised.

The Company shall compensate the Board of Managers with a management fee (the "**Management Fee**") for its services, set at a rate of one and a half percent (1.5%) of the Company's Adjusted Gross Revenues. The Management Fee shall be calculated quarterly, based on the adjusted gross revenues for the preceding quarter, and paid within fifteen (15) days after the end of each calendar quarter. If there is more than one Manager, the Management Fee shall be allocated among the Managers according to an agreed-upon formula or, absent such agreement, equally. The Board of Managers may adjust the allocation of the Management Fee amongst themselves by mutual agreement, provided that such adjustments do not affect the total Management Fee payable by the Company.

Conflicting Interest Transactions

Subject to any separate agreement among the Members (and their respective Affiliates, as applicable), a Member or an Affiliate of a Member may engage in and possess interests in other business ventures of any and every type and description, independently or with others, including ones in competition with the Company, with no obligation to offer to the Company, any other Member or any Affiliate of another Member the right to participate therein. Subject to Section 8.9(vi) of the LLC Agreement, the Company may transact business with any Member or Affiliate thereof, provided the terms and conditions of those transactions are no less favorable to the Company than those that could be obtained from an unrelated third party. The Members agree that (i) no Member or Affiliate of a Member shall be restricted in its right to conduct, individually or jointly with others, for its own account any business activities, and (ii) no Member or its Affiliates shall have any duty or obligation, express or implied, to account to, or to share the results or profits of such other business activities with the Company, any other Member or any Affiliate of any other Member, by reason of such other business activities. Except as the LLC Agreement explicitly may provide otherwise, each Member, to the extent entitled to act or vote on, or to approve or disapprove, matters relating to the Company, may do so in its sole discretion and, in exercising that discretion, may take into account that Member's and its Affiliates' own interests.

Parallel Funds, Special Purpose Entities and Co-Investment Opportunities.

Parallel Funds. The Board of Managers may, in its discretion and to the extent permitted by applicable law, create or sponsor partnerships or other vehicles that will be formed for participating *pro rata* and *pari passu* in the portfolio companies of the Company ("Parallel Fund"). The Parallel Fund may consist of certain investors who for a variety of reasons may not wish to participate in the investments through the Company. Any costs associated with the formation and administration of a Parallel Fund will be paid by the investors in the Parallel Fund. It is the intention of the Board of Managers that the Board of Managers of the Company will also act as the Manager of the Parallel Fund; provided, however, if such an arrangement were to become prohibited or result in a conflict of interest, a separate Board of Managers will be established. The Parallel Fund will contain the similar economic terms, rights, restrictions and obligations for its investors as are applicable to Investors in the Company. The terms and conditions applicable to Parallel Funds is set forth in Section 5.12 of the LLC Agreement.

Special Purpose Entities (SPEs). Where the Board of Managers deems it appropriate, the Company may use special purpose entities as subsidiaries, including corporations, limited liability companies and limited partnerships to acquire and hold Properties. The Board of Managers may also cause the Company to invest through corporations, limited liability companies, limited partnerships, joint ventures (both with third parties and affiliates of the Manager), or other arrangements in which the Company has an economic interest and where such arrangements are reasonably expected to preserve in all material respects the overall economic relationship of the Members.

Co-investment. To the extent that the Board of Managers determines that any Company investment requires co-investment by third parties, the Board of Managers may offer, but is not required to offer, to the Board of Managers and all Class B Members (who qualify as "accredited investors" as defined in Rule 501 of the Securities Act, as required by law) the opportunity to co-invest on a side-by side basis with the Company and the Parallel Fund in such investment. The Board of Managers will have the right, in its sole discretion, to accept all, none or any portion of such Class B Member's capital for such co-investment opportunity and may offer all or any portion of such co-investment opportunity to any third parties, and the terms offered to such third parties may be different than the co-investment terms offered to electing Class B Members. With regard to any co-investment comprised of electing Class B Members, the Board of Managers, in its sole discretion, will be entitled to receive from the participating Class B Members: (i) any management fees computed in the same manner as management fees payable hereunder and (ii) a carried interest computed in the same manner as that of the Company. The Company and the co-investing Class B Members will participate in the distributions from each co-investment *pari passu* in proportion to the relative capital invested by the Company and each of them in the co-investment. The Board of Managers shall fully disclose to the Members any fees, carried interests, or other compensation that the Board of Managers or any Affiliated entity may receive in connection with any co-investment opportunity.

Fiduciary Duties of Managers

General Fiduciary Duties. The Board of Managers owes fiduciary duties to the Company and the Members, specifically including the duty of care, the duty of disclosure, and the duty of loyalty, as described below. Members have the right to expect the Board of Managers to: (a) act in the best interests of the Company, employing best efforts in all actions taken on the Company's behalf; (b) refrain from acting in a manner adverse to the interests of the Company or its Members; (c) avoid acting on its own behalf in matters that conflict with the Company's interests, unless such actions are in the Company's best interests and are fair and reasonable under the circumstances; (d) utilize all available skill, care, and due diligence in managing the Company's affairs; (e) additionally, the Board of Managers must make complete and truthful disclosures to enable Members to make informed decisions. The Board of Managers is prohibited from gaining any advantage at the expense of the Members without prior disclosure to the Company and its Members.

Duty of Care and the Business Judgment Rule. The Board of Managers is required to discharge its duties with the same care, skill, diligence, and prudence as a reasonably prudent person in a similar position. The standard for assessing these actions is the "business judgment rule," which presumes that a Manager acts in the best interests of the Company when making decisions with due care and in good faith.

Duty of Disclosure. The Board of Managers has an affirmative duty to disclose all material facts to the Members. A fact is material if it is substantially likely that a reasonable investor would consider it important in making an investment decision. The Board of Managers must avoid making false statements and ensure that no material facts are omitted that could mislead the Members. The Board of Managers must also disclose any conflicts of interest between its interests (or those of its Affiliates) and the interests of the Company or any Members.

Duty of Loyalty. The Board of Managers is obligated to refrain from engaging in activities that compete with the Company's business until the Company is dissolved. However, the Members acknowledge that the members of the Board of Managers may have interests in other similar properties and companies, which may compete for its time and resources. Such involvement shall not constitute a violation of this duty, provided it does not directly compete with the Company's business operations.

Manager Removal Process and Notice to Perform.

Notice to Perform. Class B Members (excluding the Manager subject to removal hereunder) holding at least seventy-five percent (75%) of all Member Interests, including Member Interests held by Class B Members (the "Requisite Interests") must issue a Notice to Perform to the Manager before initiating a removal action under this section for Cause. The Notice to Perform must detail the concerns of the Members and provide the Board of Managers with up to sixty (60) days to address and rectify these concerns to the satisfaction of the Members. If the Board of Managers fails to satisfactorily respond to the Notice to Perform, the Manager (or Managers) on the Board of Managers may be removed for Cause, either temporarily or permanently, by (a) a vote of the Requisite Interests, or (b) a decision by an arbitrator or judge as provided in Section 16.21 of the LLC Agreement. It is noted that the removal of a Manager may require lender approval or substitution of a loan guarantor if any loan terms were contingent upon the Manager's qualifications. The outgoing Manager must serve until a new Manager is appointed. The Class B Members agree that any right of removal shall be exercised in good faith.

Removal Notice Requirements. A Manager's removal shall be executed through a removal notice signed by the Requisite Interests (the "Removal Notice"). The Removal Notice shall be sent via express or overnight delivery to the Manager's recorded place of business or via electronic mail in accordance with the terms of the LLC Agreement. The Removal Notice shall name the new Manager(s) who will succeed the removed Manager(s), or a designated Member to whom the removed Manager must transfer all necessary documents and items for the Company's continued management. Within fifteen (15) business days of the Removal Notice or any reasonable extension requested by the removed Manager(s) (not exceeding thirty (30) calendar days), the removed Manager must surrender all documents, records, bank accounts, and other relevant items (collectively, "Documents and Other Items") related to the Company's management to the newly appointed Manager(s) or designated Member. If the removed Manager fails to comply, the Company may recover any costs incurred in obtaining or re-creating such Documents and Other Items, including legal fees, from any Distributable Cash or Management Fees otherwise owed to the removed Manager. In the event that the removed Manager(s) contests the Removal Notice in good faith by delivering written notice to the Company within fifteen (15) days following its receipt of a Notice of Removal, the Manager(s) subject to said Removal Notice shall remain on the Board of Managers until the disputed removal is finally resolved in accordance with Section 16.21 of the LLC Agreement.

Key Person Event

So long as RD Lee Capital Partners LLC or any of its Affiliates is the sole Manager on the Board of Managers, the Board of Managers shall cause each Key Person (which is currently Ramel Lee) to devote a substantial amount of their business time and attention to the activities of the Company's business. At any time and from time to time, the Sponsoring Member may, with the consent of a Majority of Interests held by all Members (including Class B Members), replace a Manager with a substitute Manager that is not an Affiliate of the Sponsoring Member and any of the Key Persons with substitute Key Persons and add additional Key Persons hereunder. However, if the substitute or additional Manager is an Affiliate of the Sponsoring Member, no Member consent shall be required.

So long as RD Lee Capital Partners LLC or any of its Affiliates is the sole Manager on the Board of Managers, if Ramel Lee as the Key Person ceases to continue to devote a substantial amount of his business time to the activities of the Company's business (including as a result of termination of employment, death, disability, or removal) (such event, a "Key Person Event"), the Board of Managers or the Sponsoring Member shall promptly provide notice to the Class B Members and investors in any Parallel Funds (collectively, the "Fund Investors"). If the Sponsoring Member has not appointed a substitute Manager upon the occurrence of a Key Person Event within ninety (90) days following said Key Person Event, the Fund Investors shall have the power and authority to appoint a substitute Manager with the vote of a Majority of Interests of the Fund Investors.

Right of First Refusal and Co-Sale Rights

Bona Fide Offer Requirement. Before a Member (the "Selling Member") can sell their Units, they must first obtain a bona fide offer from a third party. The offer must be made in good faith, be in writing, and cannot be from an Affiliate or immediate family member. The Selling Member must then provide notice of this offer (the "First Refusal Notice") to the Company and the other Members (the "Non-Selling Members").

Company's Right to Purchase. The Company has a 30-day period (the "Company First Refusal Period") to purchase all the Units being offered by the Selling Member at the same price and terms as specified in the First Refusal Notice.

Non-Selling Members' Right to Purchase. If the Company declines to purchase the Units, the Non-Selling Members are notified and have a 30-day period (the "Member First Refusal Period") to purchase all the offered Units. If not all Units are purchased by the Non-Selling Members, the remaining Units can be purchased by those Members who elected to buy, in proportion to their ownership interests.

Right of Co-Sale. If neither the Company nor the Non-Selling Members elect to purchase all the offered Units, the Non-Selling Members have the right to sell a portion of their Units to the third-party buyer on the same terms as the Selling Member, proportionate to their ownership interests.

See Section 7.7 of the LLC Agreement for the details that apply to rights of first refusal and co-cale rights.

Drag-Along Rights

Majority Sale Rights. If Members holding a majority of the Units (the "Drag Sale Initiating Members") propose to sell their Units, they can require all other Members (the "Co-Sellers") to sell a proportional percentage of their Units in the same transaction. The sale must be on the same terms and conditions as those offered to the Drag Sale Initiating Members.

Notice and Cooperation. The Drag Sale Initiating Members must provide at least 30 days' notice to the Co-Sellers before the sale. Co-Sellers are required to cooperate in the sale, including voting their Units to approve the transaction if necessary as set forth in Section 7.8 of the LLC Agreement.

Actions Requiring Class A and Class B Member Approval

Section 8.9 of the LLC Agreement grants Members significant rights to approve major decisions affecting the Company. Specifically, it requires the affirmative vote of Members holding at least a majority of the Units, including both Class A and Class B Members, to authorize certain key actions. These actions include the sale, conveyance, or disposition of all or substantially all of the Company's property or business, including mergers or consolidations, or any transaction in which more than 50% of the Company's voting power is transferred. Additionally, any substantive amendment, restatement, alteration, or repeal of provisions in the Operating Agreement, the guarantee of any indebtedness or obligations of entities that are not subsidiaries, and the making of loans by the Company require Member approval. The provision also covers the disposition of material assets outside the ordinary course of business, interested party transactions with Affiliates, and any actions required by law to be approved by the Members. Furthermore, any of these actions taken by a subsidiary of the Company also require Member approval.

Authorized Issuances of Units.

The maximum number of Units that may be issued by the Company is 10,000,000, (i) of which 2,000,000 shall be designated voting Class A Units and (ii) 8,000,000 shall be designated non–voting Class B Units. The Board of Managers shall have the authority without Member action to adopt option plans and to issue all authorized but unissued Units for such consideration as the Board of Managers deems appropriate. Any increase of the maximum number of Units that may be issued by the Company shall require a majority vote of the issued and outstanding Class A Units. Units in the Company are issued in book entry form and are not represented by physical certificates.

Capital Contributions

As set forth in Section 9.4 of the LLC Agreement, each Member is required to make an initial capital contribution as determined by the Board of Managers, with the amount specified in the applicable Subscription Agreement, if any.

Additional Contributions, Manager Advances, and Third-Party Loans

Members are not required to make additional capital contributions or loans to the Company unless approved by the Board of Managers. However, Members may be permitted to make additional contributions or loans on a pro rata basis if deemed necessary by the Board of Managers for business purposes. Managers may also make loans to the Company or defer reimbursement of their expenses, with such loans accruing interest at a rate of 10%. If additional funding is needed and is not available through capital contributions or Manager advances, the Board may secure loans from third parties on terms it deems appropriate.

Withdrawal or Reduction of Capital Contributions

As set forth in Section 9.6 of the LLC Agreement, Members do not have the right to withdraw, reduce, or demand the return of their capital contributions except as expressly permitted by the LLC Agreement. Any return of capital contributions is at the discretion of the Board of Managers and will only occur if the Company has sufficient assets to satisfy all liabilities. Returns will be made in cash, and Members waive any right to withdraw their contributions unless specifically allowed by the LLC Agreement.

Capital Accounts

As set forth in Section 9.7 of the LLC Agreement, a Capital Account is maintained for each Member, which is credited with the Member's capital contributions and allocated profits, and debited for distributions and allocated losses. The accounts are managed according to Treasury Regulations to ensure compliance with tax requirements, and the Board of Managers has the authority to make adjustments to the Capital Accounts to maintain compliance with these regulations.

Distributions

As set forth in Section 10.1 of the LLC Agreement, Distributions of Distributable Cash, as determined by the Board of Managers, will follow a specific order of priority. First, Members will receive Distributions to return 100% of their Unreturned Capital Contributions. Second, Class B Members will receive Distributions in proportion to their respective accrued but unpaid Preferred Returns (8%) until those amounts are reduced to zero. Third, Class A Members will receive 100% of Distributions until they have received 20% of the aggregate Distributions made under the preceding clauses and this clause (a catch-up to achieve the carried interest split). Finally, the remaining Distributions will be split, with 20% going to Class A Members and 80% going to Class B Members, in accordance with their respective Economic Interests. Distributions of Company Refinancing Proceeds and Company Sales Proceeds will be made within 30 days of the Capital Transaction giving rise to such proceeds, following a similar order of priority, but with the final Distributions split 50/50 between Class A and Class B Members. If, upon dissolution, the aggregate Distributions to Class A Members as carried interest exceed 20% of the total Distributable Cash distributed after returning 100% of the Unreturned Capital Contributions and Preferred Returns to Class B Members, the excess must be repaid to the Company and redistributed according to the waterfall in Section 10.1(a).

Minimum Distributions

As set forth in Section 10.2 of the LLC Agreement, the Company is required to make at least annual Distributions to Members, pro rata, in an amount sufficient to cover their estimated federal and state income tax liabilities resulting from the taxable income reported on their Schedule K-1. The Board of Managers has discretion in determining these estimated liabilities and may assume a tax bracket applicable to Members as a group. Distributions made under this section will be credited against future Distributions to which the Member would otherwise be entitled under Section 10.1 or Section 15.3(b)(iv).

Limitation Upon Distributions

As set forth in Section 10.3 of the LLC Agreement, no Distribution will be made to Members if such Distribution is prohibited by the Delaware Act, ensuring all Distributions are legally compliant.

Interest on and Return of Capital Contributions

Members are not entitled to interest on their Capital Contributions or the return of their Capital Contributions, except as specifically provided in the LLC Agreement.

Loans to Company

Nothing in this Agreement prevents any Member from making secured or unsecured loans to the Company by agreement with the Company, offering flexibility in financing the Company's operations.

Distribution Upon Conversion

If the Board of Managers approves a Conversion, the Company will make a cash Distribution to Members whose Unreturned Capital Contributions exceed their pro rata Units (based on their respective Economic Interests) of the total Capital Contributions, ensuring proportionality. Any other property that is distributable by the Company in connection with the Conversion will be distributed to Members pro rata in accordance with their Economic Interests.

In-Kind Distribution

As set forth in Section 10.7 of the LLC Agreement or as otherwise expressly provided in the LLC Agreement, Company Property other than cash will not be distributed in-kind to Members without prior approval from the Board of Managers. If any in-kind Distribution occurs, the Property will be valued at its Gross Asset Value, and Members entitled to an interest in such Property will receive it as tenants-in-common with other Members. Upon such Distribution, the Capital Accounts of the Members will be adjusted to reflect the gain or loss that would have been allocated to the Members if the Company had sold the Property for its Gross Asset Value immediately before the Distribution.

Reserves

Notwithstanding any other provisions in the LLC Agreement, the Board of Managers has the discretion to use all or part of the Company's Distributable Cash to establish and fund Reserves, considering the anticipated current and future cash requirements of the Company. These Reserves may be used to pay Distributions, whether accrued or current, as specified in Article 10 of the LLC Agreement.

Accounting and Reporting

The LLC Agreement establishes that the Company's fiscal year follows the calendar year, and the Board of Managers is responsible for maintaining comprehensive records. These include member information, tax returns, and financial statements for the previous three years. Annual audited financials will be provided to members within 120 days after the fiscal year ends, along with Schedule K-1 forms and semi-annual unaudited financials. All financial reports and statements must comply with Generally Accepted Accounting Principles (GAAP). The Company must also adhere to all applicable laws, and its financial records should reflect accurate accounting standards. If the Company engages in lobbying, specific reports on lobbying activities must be maintained and provided to members.

Transfer of Units

Membership unit transfers are restricted and require prior written approval from the Board of Managers. Transfers must comply with securities laws and cannot result in the Company being classified as a publicly traded LLC or trigger any adverse legal consequences. Units may not be transferred to minors unless through a trust or will. If a member transfers only their economic rights, the Company will purchase their non-economic rights for $100, ensuring only full members maintain voting rights. Legal costs associated with a transfer will be borne by the transferring member. In the event of bankruptcy or incapacity, a member's legal representative will only receive economic benefits, subject to the transfer restrictions.

Admission of New Members

New members may be admitted to the Company with the approval of the Board of Managers. Admission requires the new member to execute the necessary agreements and make a capital contribution. No retroactive allocation of profits or losses will be made for new members, and any capital contribution will be recorded in the Company's books upon admission.

Dissolution and Termination

The Company will only dissolve upon the majority consent of the members and the Board of Managers. Dissolution will not occur due to the dissociation of a member (e.g., through death, bankruptcy, or incapacity). Upon dissolution, the Board of Managers will liquidate the Company's assets, settle liabilities, and distribute the remaining assets to members in accordance with their capital accounts. Members with deficit capital accounts will not be required to cover the shortfall. Members are entitled to recover their capital contributions solely from the Company's assets, and if assets are insufficient, no member has recourse against the Company, its Managers, or other members.

Voting and Control

The Issuer does not have any voting agreements in place.

The Issuer does not have any shareholder or equity holder agreements in place, other than the LLC Agreement.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Issuer.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Issuer; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Issuer with an opinion of counsel reasonably satisfactory to the Issuer stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities unless the transfer constitutes a Permitted Disposition, as otherwise provided for in Section 7.7 (Right of First Refusal and Co-Sale Rights) and Section 7.8 (Drag-Along Rights) and otherwise set forth in Article 13 of the LLC Agreement.

Furthermore, upon the event of an IPO, the Securities will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to two hundred and seventy (270) days following the date of the final prospectus plus such additional period as may reasonably be requested by the Issuer or the underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports or (ii) analyst recommendations and opinions.

Prohibition on Creation of Security Interest

The Investor may not grant a security interest in the Securities or otherwise encumber the Investor's Units in any manner except with the written consent of the Manager.

Other Material Terms

- The Issuer does not have the right to repurchase the Securities.
- The Securities will be subject to rights of first refusal as set forth in Section 8.6 of the LLC Agreement, tag-along rights as set forth in Section 8.8 of the LLC Agreement.
- If the Investor seeks to transfer beneficial interests in the Securities, and the terms of the LLC Agreement will govern.

COMMISSION AND FEES

Cash Commission

At the conclusion of the Offering, the Issuer shall pay the Intermediary a fee of five percent (5%) of the dollar amount raised in the Offering.

Other Compensation

The Intermediary will receive no other compensation upon the closing of the Offering.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C/A. In addition to the risks specified below, the Issuer is subject to the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Issuer's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Issuer is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Issuer may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

The COVID-19 pandemic highlighted the significant risks posed by public health crises to the hospitality industry. Future pandemics, epidemics, or other health-related events could lead to widespread travel restrictions, lower consumer confidence in travel, and reduced demand for lodging, all of which could severely impact our operations. Temporary or prolonged closures, reduced occupancy rates, and increased sanitation and health-related costs could negatively affect our financial performance and ability to generate returns.

The amount of capital the Issuer is attempting to raise in this Offering may not be enough to sustain the Issuer's current business plan.

In order to achieve the Issuer's near and long-term goals, the Issuer may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Issuer will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Issuer and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Issuer relies on certain intellectual property rights to operate its business. The Issuer's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Issuer's success depends on the experience and skill of the board of managers, its executive officers and key employees.

We are dependent on our board of managers, executive officers and key employees. These persons may not devote their full time and attention to the matters of the Issuer. The loss of our board of managers, executive officers and key employees could harm the Issuer's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Issuer does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Issuer has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Issuer will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Issuer and our operations. We have no way to guarantee key personnel will stay with the Issuer, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of Individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Issuer is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Issuer may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) issuer, the Issuer is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Issuer's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Issuer of such compliance could be substantial and could have a material adverse effect on the Issuer's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

The hotel industry is highly cyclical and subject to economic downturns, which could significantly affect our revenues and profitability.

The hospitality industry, including the economy and limited-service hotel sectors, is closely tied to economic conditions. During periods of economic downturn or recession, demand for hotel rooms often declines, leading to reduced occupancy rates and average daily rates (ADR). Additionally, factors such as inflation, rising interest rates, and reduced consumer spending could negatively impact our ability to generate revenue and achieve projected returns. Adverse economic conditions could make it difficult to meet debt obligations or provide returns to Investors.

Real estate investments, including hotels, are illiquid and subject to fluctuations in value, which could delay or reduce returns to investors.

Real estate, including hotel properties, is relatively illiquid, meaning that it may be difficult to quickly sell properties or liquidate investments. Additionally, property values can fluctuate based on market conditions, local economic factors, and demand for hotel accommodations. During periods of market volatility or economic downturn, it may be challenging to sell properties at favorable prices, which could delay returns to Investors or result in lower-than-expected profits.

The success of our investments depends on the ability to effectively manage the acquired hotel properties, which involves significant operational risks.

The profitability of our hotel investments depends on effective property management. Inefficient management or operational failures, such as poor guest service, maintenance issues, or the inability to control operating costs, could lead to lower guest satisfaction, reduced occupancy, and increased expenses. The success of our properties also relies on retaining skilled property management teams and ensuring that hotels are maintained to high standards. Failure to effectively manage properties could significantly reduce our profitability and impact investor returns.

We face intense competition from other hotel operators and alternative lodging options, which could reduce demand for our properties.

The hotel industry is highly competitive, particularly in the economy and limited-service segments, with numerous established brands and independent operators vying for market share. Additionally, alternative lodging options such as Airbnb, vacation rentals, and boutique hotels have grown in popularity, potentially reducing demand for traditional hotel accommodations. Intense competition may force us to lower rates or invest in costly upgrades to remain competitive, which could negatively impact our revenues and profitability.

Rising interest rates and limited access to financing could increase borrowing costs and limit our ability to acquire and operate hotel properties.

Real estate investments, including hotel acquisitions, typically require significant financing. Rising interest rates or tightening credit markets could raise borrowing costs, reduce access to capital, and limit our ability to acquire new properties or refinance existing debt. Higher borrowing costs could negatively impact our profitability, reduce available cash for distributions to investors, or force us to forego potential acquisitions.

The real estate market is subject to local economic conditions, and regional downturns could disproportionately affect the performance of our properties.

While we plan to diversify our hotel acquisitions across different regions, our portfolio may be exposed to specific geographic markets that could experience regional economic downturns. Local factors such as changes in tourism trends, natural disasters, or shifts in regional economic activity could negatively impact hotel demand in certain areas, leading to reduced revenues and property values. Geographic concentration of properties increases the risk that local market downturns could have an outsized impact on our overall performance.

Acquiring and managing hotel properties involves risks related to unknown liabilities, defects, or other issues with the properties.

Even with thorough due diligence, there is always a risk that unforeseen liabilities, property defects, or regulatory compliance issues will emerge after the acquisition of a hotel property. These liabilities could include environmental contamination, structural problems, or zoning and permit violations that require costly remediation. Any such issues could increase the cost of operating or maintaining the property, reduce profitability, or lead to legal disputes.

We may not be able to successfully execute our business plan or achieve projected returns, especially if unforeseen challenges arise.

Our ability to achieve projected returns depends on our ability to execute our business plan, including acquiring properties at favorable prices, successfully managing hotel operations, and achieving target occupancy and revenue rates. Unforeseen challenges, such as regulatory changes, market volatility, or operational inefficiencies, could delay or prevent us from executing our plan, potentially leading to lower-than-expected returns or losses on investments.

Hotel properties require ongoing capital expenditures for maintenance, renovations, and upgrades, which could reduce available cash flow.

Hotel properties require regular capital expenditures to maintain guest satisfaction, meet regulatory requirements, and remain competitive in the market. These expenditures may include routine maintenance, room renovations, technology upgrades, or compliance with health and safety standards. Unanticipated capital expenditures or cost overruns could reduce the cash flow available for distributions to investors, negatively affecting returns.

Environmental liabilities and regulatory compliance costs may increase, affecting the profitability of hotel operations.

Hotel properties are subject to a wide range of environmental regulations, including those related to waste management, water usage, and energy efficiency. Compliance with existing environmental regulations and potential future regulatory changes could result in increased costs for property maintenance and operations. Additionally, undiscovered environmental liabilities, such as contamination or hazardous materials on acquired properties, could result in significant cleanup costs or legal penalties.

The hospitality industry is subject to extensive regulation, and changes in local, state, or federal laws could increase our costs or limit our ability to operate.

Hotels are subject to a wide range of regulations, including health and safety standards, labor laws, zoning requirements, and licensing regulations. Changes in these laws or regulations could increase our operating costs or limit our ability to operate properties in certain locations. Additionally, non-compliance with regulatory requirements could result in fines, penalties, or the closure of hotel properties, all of which could negatively impact our business.

We rely on third-party management companies to operate our properties, and any failure on their part could impact our performance.

We plan to engage professional third-party management companies to operate our hotel properties. While we will work to ensure that these companies meet high standards of service, we cannot guarantee their performance. If these management companies fail to effectively manage the properties, maintain guest satisfaction, or control costs, it could negatively impact the financial performance of the hotels and reduce our ability to generate returns for investors.

We may not be able to find suitable hotel properties for acquisition, limiting our ability to grow the portfolio and meet investor expectations.

Our business plan depends on identifying and acquiring hotel properties that meet our investment criteria. However, there is no guarantee that we will be able to find a sufficient number of suitable properties for acquisition. Competition for desirable properties may increase acquisition costs, reduce the availability of attractive assets, or force us to invest in lower-quality properties, all of which could negatively impact our ability to achieve targeted returns.

Changes in consumer behavior, including preferences for alternative lodging options, could reduce demand for traditional hotel accommodations.

The rise of alternative lodging platforms, such as Airbnb and vacation rental websites, has changed the way many consumers approach travel accommodations. If these alternative options continue to grow in popularity, it could reduce demand for traditional hotel stays, especially in the economy and limited-service segments. A shift in consumer preferences away from hotel accommodations could lead to lower occupancy rates, reduced ADR, and decreased overall revenues.

Rising labor costs, labor shortages, and regulatory changes in employment law could increase our operating expenses.

The hotel industry relies heavily on labor, including housekeeping, maintenance, and front desk staff, to operate properties. Rising labor costs, labor shortages, or changes in employment regulations (e.g., minimum wage increases, overtime rules) could significantly increase our operating expenses. Labor shortages could also lead to service disruptions or reduced guest satisfaction, which could negatively impact our reputation and financial performance.

We are subject to risks related to natural disasters and climate change, which could damage hotel properties and reduce revenues.

Hotels are vulnerable to natural disasters, such as hurricanes, floods, wildfires, and earthquakes, which could cause significant property damage and disrupt operations. Climate change may increase the frequency and severity of these events, potentially leading to higher insurance costs, increased property maintenance expenses, or complete loss of properties in extreme cases. Additionally, climate change regulations could impose new costs related to energy use, carbon emissions, and environmental sustainability.

Rising property taxes or changes in tax laws could increase operational costs and reduce profitability.

Real estate investments, including hotel properties, are subject to property taxes, which can fluctuate based on changes in property valuations or local government tax policies. Any increase in property taxes could raise the cost of operating our properties, reducing net operating income (NOI) and overall profitability. Additionally, changes in federal, state, or local tax laws, including regulations affecting real estate investment funds, could negatively impact our tax liabilities and reduce cash available for distributions to investors.

Inability to secure adequate insurance coverage or increases in insurance costs could adversely affect our operations.

We rely on insurance to protect our hotel properties from various risks, including property damage, natural disasters, and liability claims. However, there is no guarantee that we will be able to secure adequate insurance coverage at reasonable rates in the future. If insurance costs rise significantly or if certain risks become uninsurable, it could increase our operational costs or leave us exposed to potential losses that could negatively impact investor returns.

We may be subject to potential liability claims related to the operation of our hotel properties, which could result in financial losses.

The operation of hotel properties exposes us to various liability risks, including personal injury claims from guests, employees, or contractors. If accidents, injuries, or other incidents occur at our properties, we could be subject to lawsuits or liability claims that exceed our insurance coverage. Any such claims could result in significant financial losses, legal costs, and reputational damage.

Fluctuations in foreign exchange rates may impact the value of properties or revenues generated by international guests.

If we acquire properties or operate hotels in areas with a significant number of international guests, fluctuations in foreign exchange rates may affect the revenues generated from international travelers. A strong U.S. dollar could reduce the affordability of U.S.-based hotel stays for foreign visitors, potentially lowering occupancy rates and revenue in markets that rely on international tourism.

We may experience difficulties integrating new hotel acquisitions into our portfolio, which could negatively impact financial performance.

As we acquire new hotel properties, the successful integration of these assets into our portfolio is critical to achieving targeted returns. Challenges in integrating new acquisitions, such as differences in management practices, property quality, or local market dynamics, could delay or reduce our ability to generate expected revenue from these properties. Failure to integrate new properties effectively could also result in increased operational costs and lower-than-expected profitability.

Seasonality in the hotel industry could lead to fluctuations in revenues and cash flow throughout the year.

The hotel industry, especially in certain geographic regions, is subject to seasonal fluctuations in demand. For example, hotels located in vacation destinations may experience higher occupancy during peak travel seasons and lower occupancy during off-peak periods. This seasonality can lead to fluctuations in revenues and cash flow throughout the year, which may affect our ability to maintain consistent distributions to investors.

Dependence on third-party booking platforms and changes in online travel agency (OTA) relationships could impact occupancy and revenue.

A significant portion of hotel bookings may come from third-party online travel agencies (OTAs), such as Expedia, Booking.com, and others. Our reliance on these platforms could expose us to changes in their fee structures, commission rates, or business models. Additionally, if our relationships with OTAs deteriorate or if OTAs prioritize competing properties, it could negatively affect our ability to attract guests, resulting in lower occupancy rates and revenues.

The inability to renew or negotiate favorable franchise agreements could impact hotel branding and revenue generation.

Many hotel properties operate under franchise agreements with well-known national or regional hotel brands, which provide access to marketing resources, reservation systems, and brand recognition. If we are unable to renew these agreements or negotiate favorable terms, it could result in the loss of brand affiliation for certain properties. The loss of a recognized brand name may lead to lower guest loyalty, reduced occupancy, and diminished revenues.

Risks Related to the Offering

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C/A, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C/A and the accompanying exhibits.

The Issuer's management may have broad discretion in how the Issuer uses the net proceeds of the Offering.

Unless the Issuer has agreed to a specific use of the proceeds from the Offering, the Issuer's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Issuer has the right to limit individual Investor commitment amounts based on the Issuer's determination of an Investor's sophistication.

The Issuer may prevent any Investor from committing more than a certain amount in this Offering based on the Issuer's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Issuer's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Issuer's determination.

The Issuer may not reach the Target Offering Amount.

If the Issuer does not meet the Target Offering Amount by the Offering Deadline, no Securities will be issued, and all committed funds will be returned to Investors without interest or deduction. This could delay or prevent the Issuer from executing its business plan, leaving the Issuer undercapitalized and unable to meet its goals.

The Issuer has the right to extend the Offering Deadline.

The Issuer may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Issuer attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Issuer extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Issuer receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Issuer receives the Target Offering Amount, at which time it will be released to the Issuer to be used as set forth herein. Upon or shortly after the release of such funds to the Issuer, the Securities will be issued and distributed to you.

The Issuer may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Issuer can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Issuer may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Issuer has the right to conduct multiple closings during the Offering.

If the Issuer meets certain terms and conditions, an intermediate close (also known as a rolling close) of the Offering can occur, which will allow the Issuer to draw down on seventy percent (70%) of Investor proceeds committed and captured in the Offering during the relevant period. The Issuer may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

The Issuer may have conflicts of interest with the Intermediary.

The Issuer may have existing business relationships or affiliations with the Intermediary facilitating this Offering. These relationships could create conflicts of interest and may result in preferential treatment that is not aligned with the best interests of Investors, potentially affecting the fairness and objectivity of the Offering.

Risks Related to the Securities

The Securities will not be freely tradable until one year after the Securities are issued. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF beginning one year following the issuance of the Securities (subject to the transfer restrictions set forth in the Issuer's LLC Agreement). It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Issuer. Each Investor in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not have voting rights,

Investors will not have the right to vote upon matters of the Issuer, except as expressly provided for in the LLC Agreement of the Issuer. Investors will never be able to freely vote upon any manager or other matters of the Issuer, except as expressly provided for in the LLC Agreement. The Securities are non-voting, except as otherwise set forth in the LLC Agreement or as required by applicable law.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Investors will be able to demand repayment of their investment. Only in limited circumstances, such as a liquidity event, may the Investors demand payment and even then, such payments will be limited to the amount of cash available to the Issuer and subject to the terms of the LLC Agreement.

The Issuer may never undergo a liquidity event.

The Issuer may never undergo a liquidity event such as a sale of the Issuer or an IPO. If a liquidity event never occurs, the Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Issuer cannot predict whether the Issuer will successfully effectuate the Issuer's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

The Securities may be significantly diluted as a consequence of subsequent financings.

The Securities will be subject to dilution. The Issuer intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time. Such dilution may reduce the Investors' economic interests in the Issuer.

The amount of additional financing needed by the Issuer will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from Members of the Issuer or other investors) is typically intended to provide the Issuer with enough capital to reach the next major company milestone. If the funds are not sufficient, the Issuer may have to raise additional capital at a price unfavorable to the then existing Members, including the Investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Issuer. There can be no assurance that the Issuer will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

There is no present market for the Securities, and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on its investment or that it will not lose its entire investment. For this reason, each Investor should read this Form C/A and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

The LLC Agreement may be amended and additional securities may be issued to other investors outside of this Offering without Investor consent.

The Issuer reserves the right to amend the LLC Agreement governing the Securities without obtaining consent from Investors under certain circumstances as set forth in Section 16.15 of the LLC Agreement. Additional securities outside of this Offering may be issued to future investors, including classes of securities that have superior rights and preferences to the Investors in this Offering as set forth in Section 9.1of the LLC Agreement. This may subject the Investors to the dilution of their Member Interest in the Issuer.

There may be adverse tax consequences for Investors.

The purchase, ownership, and sale of the Securities may have tax consequences that vary depending on the individual Investor's personal tax situation. Investors should consult with their tax advisors regarding the potential tax consequences of this investment, as the Issuer does not provide tax advice.

There is no guarantee of future distributions to Investors.

The Issuer is under no obligation to make distributions to Investors, except as set forth in Section 10.2 of the LLC Agreement. Any distributions, if made, are subject to the Issuer's available cash flow, financial performance, and discretion of management. Investors should not expect regular or any distributions and should be prepared to hold the Securities for the long term without receiving a return on their investment.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C/A, MAY

ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

RDL Hotel Fund I LLC is a fund that aims to capitalize on the robust and growing segment of the U.S. hospitality market focused on economy and limited-service hotels. This fund is designed to acquire, develop, and manage a portfolio of economy and limited-service hotels strategically located in high-demand areas across the United States. The fund will leverage the expertise of its management team and operating partners to optimize operations, enhance guest experiences, and drive sustainable revenue growth.

The Company conducts business in state of Delaware and plans to explore hotel acquisition opportunities throughout the United States.

Business Plan

The Issuer will focus on acquiring, developing, and managing a portfolio of economy and limited-service hotels across high-demand areas in the United States. The fund is designed to capitalize on the resilience of the economy and limited-service hotel segments, which account for approximately 37% of the U.S. hotel market. These segments cater to budget-conscious travelers, business professionals, and extended-stay guests, positioning the Issuer to capture significant market share in these high-growth areas.

Currently, the Issuer's strategy is entirely domestic, with a focus on optimizing occupancy rates and increasing Average Daily Rate (ADR) metrics through operational efficiencies and strategic acquisitions. The fund anticipates growth driven by domestic demand for affordable lodging options, particularly in key markets that demonstrate strong economic and demographic trends.

The Issuer is aiming to achieve a year-over-year growth of 70% by 2025, based on its acquisition and operational strategy. The Issuer aims to enhance guest experiences and operational performance through technology integration, including plans to roll out a guest engagement app in 2025. This app will streamline services, improve customer satisfaction, and support the Issuer's goals of maintaining occupancy rates above industry averages. Additionally, the Issuer is developing a loyalty program to attract repeat guests, which will further support domestic expansion efforts and long-term value creation for Investors.

Please see the pitch deck attached hereto as Exhibit E for additional information about the business plans of the Issuer.

The Issuer's Products and/or Services

Product / Service	Description	Current Market
Hospitality	Economy and limited-service segment hotels	• **Budget-Conscious Travelers:** Individuals and families prioritizing affordability. • **Business Travelers:** Cost-effective lodging for business professionals, particularly from SMEs. • **Leisure Travelers:** Domestic tourists and road trippers. • **Extended Stay Guests:** Long-term stays for business professionals, relocating families, and those undergoing home renovations. • **Group Travelers:** Affordable accommodations for sports teams, school trips, and tour groups.

Customer Base

The Issuer targets a diverse and expanding customer base within the U.S. economy and limited-service hotel segments. These customer segments are primarily budget-conscious travelers seeking affordable and efficient accommodations. The fund's business strategy focuses on acquiring, developing, and managing properties that appeal to the following key customer categories:

1. Budget-Conscious Travelers

   - Description: Individuals, couples, and families who prioritize cost-effective lodging options without sacrificing basic comfort. These travelers typically seek hotels that offer clean, simple accommodations at lower prices than mid-range or luxury hotels. This segment includes both domestic and international travelers who seek affordable lodging for short-term stays, including vacationers and road-trippers.
   - Appeal: Economy and limited-service hotels offer the essential amenities needed for a comfortable stay, such as free Wi-Fi, continental breakfast, and easy access to major transportation routes, which are key factors in attracting this demographic.

2. Business Travelers from Small and Medium-Sized Enterprises (SMEs)

   - Description: This segment includes business professionals from small and medium-sized enterprises looking for cost-effective lodging solutions during work-related travel. They tend to prioritize properties that offer convenience, access to business services, and affordability, especially for frequent or long-term stays.
   - Appeal: Economy and limited-service hotels often provide business-friendly amenities such as free high-speed internet, business centers, and proximity to commercial hubs, making them attractive for companies seeking to manage travel costs without compromising on basic business needs.

3. Leisure and Domestic Travelers

   - Description: Domestic tourists, including individuals and families, who prefer affordable travel options, especially for short weekend trips or extended road trips. This group may include visitors to national parks, festivals, sports events, and regional attractions.
   - Appeal: Limited-service hotels located in high-demand tourist destinations or along major highways are positioned to attract this segment by offering comfortable, affordable accommodations that provide convenience without the high price tag associated with resort or boutique hotels.

4. Extended Stay Guests

   - Description: Guests who require long-term lodging solutions, such as business professionals on extended assignments, families relocating to a new area, and individuals undergoing home renovations. Extended stay guests typically seek comfortable and affordable accommodations for periods ranging from several weeks to months.
   - Appeal: Economy hotels catering to extended stay guests often feature in-room kitchenettes, on-site laundry facilities, and flexible pricing options for long-term stays, which meet the unique needs of this segment while providing the Issuer with consistent, long-term occupancy.

5. Group Travelers

   - Description: Group travelers, including sports teams, school groups, tour groups, and other organized entities, often seek affordable accommodations that can host large groups efficiently. These travelers prioritize cost-effective options that provide basic amenities and the capacity to accommodate multiple individuals.
   - Appeal: The fund's targeted economy and limited-service hotels are well-suited for this market, as they typically offer room blocks, group discounts, and proximity to event venues and attractions, making them an attractive option for budget-conscious group travel.

By focusing on these customer segments, the Issuer is well-positioned to capitalize on the growing demand for affordable and accessible lodging in high-demand areas across the United States. The strategic acquisition and management of economy and limited-service hotels will allow the Issuer to deliver value to both guests and investors by catering to a diverse and expanding customer base.

Intellectual Property

The Issuer has not applied for or registered any trademarks or patents at this time. Any intellectual property that the Issuer develops or utilizes in its business operations will be protected as trade secrets in accordance with applicable laws. The protection of such intellectual property will rely on the confidentiality of proprietary information and the Issuer's internal procedures to safeguard these trade secrets, rather than formal registration or patent filings.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

Governmental/Regulatory Approval and Compliance

The Issuer is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Issuer is not subject to any current litigation or threatened litigation.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers, fees associated with bad actor checks, payment processing fees, and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	5%	$25,000	5%	$250,000
Hotel Acquisition	65%	$325,000	70%	$3,500,000
Renovations	15%	$75,000	15%	$750,000
General Working Capital	15%	$75,000	10%	$500,000
Total	**100%**	**$500,000**	**100%**	**$5,000,000**

The Issuer has discretion to alter the use of proceeds set forth above to adhere to the Issuer's business plan and liquidity requirements. For example, economic conditions may alter the Issuer's general marketing or general working capital requirements.

Set forth below are detailed descriptions of how we intend to use the net proceeds of this Offering for any category in excess of ten percent (10%) in the table above.

Hotel Acquisition – A portion of the net proceeds will be used for the down payment and acquisition fees associated with the purchase of economy and limited-service hotel assets. This includes earnest money deposits, closing costs, and any other acquisition-related expenses required to secure ownership of the targeted properties.

Renovations – Proceeds will be allocated towards the purchase and installation of furniture, fixtures, and equipment (FF&E) necessary to bring newly acquired hotels up to brand standards. This may include upgrades to guest rooms, common areas, and operational spaces to meet the specific requirements of the selected hotel brand and enhance guest experience.

General Working Capital – A portion of the proceeds will be reserved for general working capital purposes, including but not limited to, initial wages for staff, day-to-day operational expenses, and other capital expenditures essential to the successful management and operation of the hotel(s) during the initial phase of ownership.

MANAGERS, OFFICERS AND KEY PERSONS

The managers, officers, and key persons of the Issuer are listed below along with all positions and offices held at the Issuer and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Issuer	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Ramel Lee	Chief Executive Officer and Manger of RD Lee Capital Partners, LLC, the sole Manager of the Issuer	RD Lee Capital Partners LLC Managing Partner, July 2024 to Present RDL Logistic Solutions CEO, March 2020 to Present RDL Security Solutions CEO, May 2016 to Present RDL Hotel Fund I, LLC CEO, July 25, 2024 to Present Responsibilities: Oversees the day-to-day operations and makes essential business decisions. Responsibilities include: • Set organizational strategies and goals • Implementing organizational policies and procedures • Communicating and collaborating with stakeholders • Reviewing financial activities, including accounting tasks, budgets, financial statements and reports • Overseeing hiring and firing activities, along with payments and evaluations • Ensuring the business complies with relevant laws and regulations • Assessing organizational and personnel performance, implementing changes as needed for improvements	Northwestern University School of Police Staff and Command Police Executive Graduate Certificate (August 2023) John Jay College of Criminal Justice, MS, Security Management (June 2016) Goldman Sachs 10K Small Businesses Alum Cohort 29 (February 2020)
Thomas Beyer	Asset Management Consultant, Independent Contractor	Vice President of Development, Newport Hospitality Group, inc. January 2020 - January 2023 Responsibilities: Growing the management company through sourcing new contracts and hotel deals for existing and future clients. Founder, B. Hospitality Advisors, January 2023 to Present Responsibilities:	University of South Carolina: Bachelor's Degree in Hospitality Management (May 2005) American Hotel & Lodging Educational Foundation (AHLEF): Certified Hospitality Administrator (CHA) (September 2011)

| | | Performance Management, Forecasting, Vendor Sourcing, Budget creation/review, Owner's representation, Custom reporting

RDL Hotel Fund I, LLC, Asset Management Consultant, November 2024 to Present

Responsibilities:

Overseeing the overall financial and operational performance of the hotels within the RDL Hotel Fund I portfolio. His key responsibilities include:

• **Operational Optimization**: Ensuring that each property operates efficiently by implementing best practices in hotel management, optimizing staffing levels, and streamlining operational processes.

• **Financial Performance Management**: Monitoring the properties' key financial metrics, including net operating income (NOI) and debt service coverage ratio (DSCR), to ensure profitability aligns with the fund's goals.

• **Property Enhancements**: Identifying opportunities for improvements or upgrades to enhance property value and guest satisfaction, driving higher revenue and increasing the long-term value of the assets.

• **Performance Reporting**: Providing detailed operational and financial reports to the fund's management team and investors, ensuring transparency in the fund's performance. | SC Johnson College of Business at Cornell University, Completed over four years in the Professional Development Program (PDP) - Certificate (July 2013) |
| Kishan Patel | Legal and Real Estate Counsel, Independent Contractor | Founder/Attorney, KJP Counsel, September 2021 to Present

Responsibilities:

Provides legal counsel and leads negotiations for hotel sales and franchise agreements, ensuring transactions are structured effectively and meet legal and brand requirements

RDL Hotel Fund I, LLC, Legal and Real Estate Counsel, November 2024 to Present

Responsibilities: | Barry University - Dwayne O. Andreas School of Law, Juris Doctor (JD) with a focus on Construction and Franchise Law (May 2021)

University of West Florida, Bachelor of Arts (BA) in Political Science and Government (May 2018) |

		• **Transaction Structuring**: Advising the fund on the legal structuring of hotel acquisitions, ensuring that all transactions comply with regulatory requirements and are tax-efficient. • **Contract Negotiations**: Negotiating purchase agreements, franchise agreements, and other legal contracts related to the acquisition and management of the hotels, ensuring favorable terms for the fund. • **Compliance Oversight**: Ensuring that the fund and its operations comply with all relevant real estate and hospitality regulations, including zoning, environmental laws, and health and safety standards. • **Risk Mitigation**: Identifying and addressing potential legal risks associated with hotel operations and property acquisitions, including property title issues and liability concerns.	
Omari Head	Acquisitions and Deal Flow Consultant, Independent Contractor	Director, Paramount Lodging Advisors, July 2014 to Present Responsibilities: Deal sourcing, Purchase negotiation, Deal Underwriting RDL Hotel Fund I, LLC, Acquisitions and Deal Flow Consultant, November 2024 to Present Responsibilities: • **Deal Sourcing**: Leveraging his industry network to source off-market and on-market hotel acquisition opportunities that align with the fund's investment strategy. • **Market Analysis**: Conducting in-depth analysis of potential hotel acquisitions, assessing market trends, competitive positioning, and the revenue potential of each property.	University of Nevada-Las Vegas, Bachelor's degree, Hospitality Administration/ Management (May 2012) Public University System American Public University System, Master's Degree, Organizational Leadership (May 2014)

		Due Diligence: Leading the due diligence process on potential acquisitions, including reviewing financial statements, legal documents, and property conditions to ensure each deal is sound and poses minimal risk. **Negotiations**: Working closely with sellers, brokers, and legal teams to negotiate favorable purchase terms that align with the fund's financial targets.	

Indemnification

Indemnification is authorized by the Issuer to Managers, Officers, Members, or agents acting in their professional capacity pursuant to Delaware law and provided for in Section 5.8 of the LLC Agreement. The Managers, Officers, or agents will not be liable or accountable in damages to the Issuer or any Member for any act or omission in connection with carrying on the business and purposes of the Issuer unless such act or omission constitutes a breach of the duty of loyalty, bad faith, intentional misconduct, a knowing violation of law, or a transaction from which such person derived an improper personal benefit. Further, the Issuer will defend and hold harmless the Managers, Officers, or agents for any act or omission in connection with carrying on the business and purposes of the Issuer, except where such act or omission constitutes a breach of the duty of loyalty, bad faith, intentional misconduct, a knowing violation of law, or a transaction from which such person derived an improper personal benefit. Indemnification includes expenses such as attorney's fees, and in certain circumstances, judgments, fines, and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits, or proceedings involving such person. Any advancement of expenses must be repaid to the Issuer if a final determination is made in a binding arbitration or non-appealable court order that such person is not entitled to indemnification under the LLC Agreement.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Issuer's authorized Units consists of 2,000,000 Class A Units of which 2,000,000 Class A Units are issued and outstanding (the "**Common Interests**") and 8,000,000 Class B Units of which 0 Class B Units are issued and outstanding (the "**Preferred Interests**").

Outstanding Capital Interests

As of the date of this Form C/A, the Issuer's outstanding Capital Interests consists of:

Type	Common Interests
Amount Outstanding	2,000,000
Par Value Per Unit	N/A
Voting Rights	1 vote per unit
Anti-Dilution Rights	None.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Manager may decide at some point in the future to issue additional Units, which may dilute the value of the Securities.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	100%*

*Common Interests will constitute a 20% Economic Interest as a carried interest in accordance with the distribution waterfall as described in Section 10.1 of the LLC Agreement.

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C/A, the Issuer has no additional securities outstanding.

Outstanding Debt

As of the date of this Form C/A, the Issuer has the following debt outstanding:

Type	Legal Fees
Creditor	The Coleman Law Firm, LLC
Amount Outstanding	$25,435
Interest Rate and Amortization Schedule	N/A
Description of Collateral	N/A
Other Material Terms	Outstanding billings will be paid at the closing of the Offering.
Maturity Date	N/A
Date Entered Into	July 3, 2024

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Issuer's outstanding voting Equity Securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
RD Lee Capital Partners LLC (100% owned and managed by Ramel Lee)	2,000,000, Class A Units	100%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C/A and attached hereto in addition to the following information. Financial statements are attached hereto as <u>Exhibit A</u>.

Cash and Cash Equivalents

As of October 31, 2024, the Issuer had an aggregate of $13,998.46 in cash and cash equivalents, leaving the Issuer with approximately 11 months of runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

In addition to this Offering, the Issuer may intend to conduct a separate private offering to accredited investors under Regulation D (the "Concurrent Offering"). No investors in this Offering, or potential investors who learned of the Issuer as a result of this Offering, will be permitted to invest in the Concurrent Offering.

The Issuer currently does not have any additional outside sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Issuer does not intend to make any material capital expenditures in the near future, other than as described in the section titled "*Use of Proceeds*".

Valuation

Although the Securities provide certain terms, the Intermediary has ascribed no pre-Offering valuation to the Issuer; the Securities are priced arbitrarily and the Issuer makes no representations as to the reasonableness of any valuation of the Securities.

Trends and Uncertainties

After reviewing the above discussion of the steps the Issuer intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Issuer of any delays in taking these steps and whether the Issuer will need additional financing to accomplish them.

Please see the financial statements attached as **<u>Exhibit A</u>** for subsequent events and applicable disclosures.

Material Changes and Other Information

The Issuer has amended its Form C to reflect a change to the Offering Deadline, which has been extended from April 25, 2025 to June 30, 2025.

The Issuer has reviewed its financial condition as of the date of this amendment and has determined that there have been no material changes in its financial position or operations since the financial statements most recently provided in connection with this Offering. The audited financial statements covering the period from inception through October 7, 2024, previously filed and attached hereto as Exhibit A, remain the most current financial statements available. Full-year financial statements for the fiscal year ending December 31, 2024 are not yet available as of the date of this filing.

Previous Offerings of Securities

We have not made any offerings of securities within the last three years.

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.


TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST


From time to time the Issuer may engage in transactions with related persons. Related persons are defined as any manager or officer of the Issuer; any person who is the beneficial owner of twenty percent (20%) or more of the Issuer's outstanding voting Equity Securities, calculated on the basis of voting power; any promoter of the Issuer; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Issuer will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any manager or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting Equity Securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Issuer has conducted the following transactions with related persons:

The Issuer has conducted no transactions that qualify for disclosure as conflicting interest with related persons transactions.


TAX MATTERS


EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C/A CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Issuer, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Issuer to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.


LEGAL MATTERS


Any Investor should consult with its own counsel and advisors in evaluating an investment in the Offering and conduct independent due diligence.

The Issuer has certified that all of the following statements are TRUE for the Issuer in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Issuer is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

The Issuer is not subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Ongoing Reporting

Following the first sale of the Securities, the Issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Issuer's fiscal year.

Once posted, the annual report may be found on the Issuer's website at **https://RDLeeCP.com**.

The Issuer must continue to comply with the ongoing reporting requirements until:

(1) the Issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Issuer has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Issuer has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Issuer or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Issuer liquidates or dissolves its business in accordance with applicable state law.

Neither the Issuer nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C/A do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C/A or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C/A. The Issuer is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C/A. The Issuer's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C/A or any other matter relating to the Securities described in this Form C/A, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Issuer will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form C/A to be signed on its behalf by the duly authorized undersigned.

RDL Hotel Fund I, LLC

_____
(Issuer)

By:

/s/ Ramel Lee
_____
(Signature)

Ramel Lee
_____
(Name)

CEO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

/s/ Ramel Lee
_____
(Signature)

Ramel Lee
_____
(Name)

Manager of RD Lee Capital Partners, LLC
_____
(Title)

April 22, 2025
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of managers or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

RDL Hotel Fund I, LLC

(a Delaware Corporation)

Audited Financial Statements

As of the date of inception July 25, 2024

Audited by:



Alice.CPA LLC
A New Jersey CPA Company

Financial Statements

RDL Hotel Fund I, LLC

Table of Contents











Alice CPA

Independent Auditor's Report

October 7, 2024
To: Board of Directors of RDL Hotel Fund I, LLC
Attn: Ramel Lee, Managing Director
Re: Inception-Dated Financial Statement Audit – RDL Hotel Fund I, LLC

Report on the Audit of the Financial Statements

Opinion

We have audited the financial statements of RDL Hotel Fund I, LLC, which comprise the balance sheets as of the date of inception July 25, 2024, and the related statements of income, changes in members' equity, and cash flows for the date then ended, and the related notes to the financial statements. In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of RDL Hotel Fund I, LLC as of the date of inception July 25, 2024, and the results of its operations and its cash flows for the date then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of RDL Hotel Fund I, LLC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about RDL Hotel Fund I, LLC's ability to continue as a going concern.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of RDL Hotel Fund I, LLC's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about RDL Hotel Fund I, LLC's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Sincerely,

Alice·CPA LLC

Alice.CPA LLC
Robbinsville, New Jersey
October 7, 2024



RDL HOTEL FUND I, LLC
BALANCE SHEET
As of July 25, 2024 (date of inception)
(Audited)

ASSETS

Current Assets		
Cash and cash equivalents	$	-
Prepaid expenses		10,300
Total Current Assets		-
Property and Equipment		
Furniture and equipment		-
Accumulated depreciation		-
Net Property and Equipment		-
Total Assets	$	-

LIABILITIES AND MEMBER'S EQUITY

Current Liabilities		
Accounts payable	$	-
Total Current Liabilities		-
Long-Term Liabilities		
Total Long-Term Liabilities		-
Total Liabilities		-
Member's equity		
Member contributions		10,300
Subscription receivable		-
Retained earnings/(Accumulated Deficit)		-
Total Member's Equity		10,300
Total Liabilities and Member's Equity	$	10,300

The accompanying footnotes are an integral part of these financial statements.

RDL HOTEL FUND I, LLC
STATEMENT OF OPERATIONS
As of July 25, 2024 (date of inception)
(Audited)

Revenues	$	-
Operating Expenses		
Advertising		-
Research and development		-
General and administrative		-
Rent		-
Salaries and wages		-
Depreciation and amortization		-
Total Operating Expenses		-
Net Income (Loss)	$	-

The accompanying footnotes are an integral part of these financial statements.

RDL HOTEL FUND I, LLC
STATEMENTS OF CHANGES IN MEMBER'S EQUITY
As of July 25, 2024 (date of inception)
(Audited)

	Member contributions		Subscription receivable		Retained earnings/ (Accumulated deficit)		Total Member's Equity (Deficit)
Beginning Balance	$	-	$	-	$	-	$	-
Member contributions		10,300		-		-		10,300
Net loss		-		-		-		-
Balance as of July 25, 2024	$	10,300	$	-	$	-	$	10,300

The accompanying footnotes are an integral part of these financial statements.

RDL HOTEL FUND I, LLC
STATEMENT OF CASH FLOWS
As of July 25, 2024 (date of inception)
(Audited)

Cash Flows from Operating Activities		
Net Income (Loss)	$	-
Adjustments to reconcile net income (loss) to net cash provided by operations:		
Depreciation and amortization		-
Changes in operating assets and liabilities:		
Prepaid expenses		(10,300)
Net cash provided by (used in) operating activities		(10,300)
Cash Flows from Investing Activities		
Net cash used in investing activities		-
Cash Flows from Financing Activities		
Member contributions		10,300
Net cash used in financing activities		10,300
Net change in cash and cash equivalents		-
Cash and cash equivalents at beginning of period		-
Cash and cash equivalents at end of period	$	-
Supplemental information		
Interest paid	$	-
Income taxes paid	$	-

The accompanying footnotes are an integral part of these financial statements.

RDL HOTEL FUND I, LLC
NOTES TO FINANCIAL STATEMENTS
AS OF JULY 25, 2024 (DATE OF INCEPTION)
(AUDITED)

NOTE 1 – NATURE OF OPERATIONS

RDL Hotel Fund I, LLC (which may be referred to as the "Company", "we," "us," or "our") was registered in Delaware on July 25, 2024. The Company is a hotel investment company intending to purchase economy and limited-service hotels.

Since inception, the Company has relied on contributions from owners to fund its operations. The Company will likely incur losses prior to generating positive retained earnings. During the next twelve months, the Company intends to fund its operations with funding from capital raises, if and when such funds can be realized.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents.

Prepaid Expenses

The Company capitalizes payments for future goods or services to be expensed over the course of their usefulness. Such assets are expected to be recognized in the next twelve months and thus included in current assets on the balance sheets.

Fixed Assets

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized.

RDL HOTEL FUND I, LLC
NOTES TO FINANCIAL STATEMENTS
AS OF JULY 25, 2024 (DATE OF INCEPTION)
(AUDITED)

Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in the income statement.

Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment as of July 12, 2022 as the Company had no fixed assets.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There were no deferred tax assets or liabilities as of July 25, 2024.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions.

Revenue Recognition

The Company is pre-revenue and has not made any sales or received consideration for any future sales as of July 25, 2024.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Advertising

The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

RDL HOTEL FUND I, LLC
NOTES TO FINANCIAL STATEMENTS
AS OF JULY 25, 2024 (DATE OF INCEPTION)
(AUDITED)

NOTE 3 – EQUITY

On July 25, 2024 the Company issued 2,000,000 Class A units to the managing member, RD Lee Capital Partners LLC.

"Class A Member" means the Sponsoring Member (or its Affiliate) who owns Class A Units. The Class A Member shall share retain twenty percent (20%) of the total Member Interests in the Company as a carried interest.

"Class A Units" means the Units of Member Interest in the Company having the rights, powers and duties specified in this Agreement, and any and all benefits to which the holder of such Class A Units may be entitled as provided in this Agreement, together with all obligations of such Member to comply with the terms and provisions of this Agreement. Each Class A Member shall be entitled to one vote for each Class A Unit held by such Class A Member on all matters that require, or are submitted by the Board of Managers to, a vote or other action by the Members.

"Class B Member" means an Investor who contributes capital to the Company through Capital Contributions of cash in exchange for the purchase of Class B Units issued by the Company, once admitted by the Board of Managers. The Class B Members shall share, pro rata, in accordance with their Capital Contributions, in eighty (80%) percent of the total Member Interests in the Company.

"Class B Units" means the Units of Member Interest in the Company having the rights, powers and duties specified in this Agreement, and any and all benefits to which the holder of such Class B Units may be entitled as provided in this Agreement, together with all obligations of such Member to comply with the terms and provisions of this Agreement. Except when required by law or expressly provided for herein, Class B Units will be non-voting Units. When required to vote hereunder, each Class B Member shall be entitled to one vote for each Class B Unit held.

Authorized Issuances of Units

The maximum number of Units that may be issued by the Company is 10,000,000, (i) of which 2,000,000 shall be designated voting Class A Units and (ii) 8,000,000 shall be designated non–voting Class B Units.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of July 25, 2024.

NOTE 5 – SUBSEQUENT EVENTS

Management's Evaluation

Management has evaluated subsequent events through October 7, 2024, the date the financial statements were available to be issued.

Form of Subscription Agreement

SUBSCRIPTION AGREEMENT

The undersigned ("Subscriber") hereby, by execution of a Joinder Agreement and Counterpart Signature Page to the Limited Liability Company Agreement of RDL HOTEL FUND I, LLC, and, if applicable, the associated Spouse's Agreement (collectively, the "Limited Liability Company Agreement Joinder Agreement"), and a signature page to the Subscription Agreement (the "Subscription Signature Page"), agrees to become a member of RDL HOTEL FUND I, LLC, a limited liability company formed under the laws of the State of Delaware (the "Company") pursuant to the terms and conditions of that certain Limited Liability Company Agreement, dated July 25, 2024, of the Company (the "Limited Liability Company Agreement"), and agrees to make a cash capital contribution to the Company in the aggregate amount accepted by the Board of Managers in exchange for a member interest in the Company (the "Interest") in the form of Class B Units (the "Units") as set forth on the Subscription Signature Page (the "Commitment"); provided, that the total Commitment shall in no event be less than **$10,000** unless otherwise agreed by the Board of Managers). The amounts which Subscriber and the other members of the Company have agreed to contribute to the capital of the Company are referred to herein collectively as the "Commitments."

NOW, THEREFORE, in consideration of the mutual promises and the representations, warranties, covenants and agreements herein contained, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties, intending to be legally bound, agree as follows:

ARTICLE I
SUBSCRIPTION AMOUNT AND PAYMENT

Subscriber hereby subscribes to acquire, upon the terms and conditions set forth in this Agreement, the Units for a subscription price as set forth on the Subscription Signature Page. Unless otherwise agreed to by the Board of Managers of the Company, the subscription price shall be at least **Ten Thousand Dollars ($10,000.00)** and the per Unit subscription price is **$1.00**. The subscription price shall be paid in cash immediately upon Subscriber's execution of this Agreement or as otherwise determined by the Board of Managers and in accordance with the Limited Liability Company Agreement of the Company, as may be amended from time to time.

ARTICLE II
USE OF PROCEEDS AND RETURN OF INVESTMENT

The proceeds from the sale of the Units will be used as more specifically described in the Form C and accompanying documents (the "Offering Documents"), to which this Agreement will be an exhibit. The Company shall be under no obligation to escrow Subscriber funds, except as set forth in the Form C.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

3.01   *Representations and Warranties of the Company*. In order to induce Subscriber to enter into this Agreement, the Company represents, warrants and covenants to Subscriber that all the items contained in this Article are true and correct.

3.02   ***Existence and Good Standing***. The Company is validly existing and in good standing under the laws of the State of Delaware. The Company has all requisite power to carry on its business as now conducted.

3.03   ***Capacity and Authority***. The Company has full legal power and authority to enter into this Agreement, to make the representations, warranties and covenants contained herein and to cause the transactions contemplated hereby to be consummated, and no prior order, approval or decree of any court, agency or other governmental body is required with respect thereto. The Company has full legal right, power and authority to issue the Units free and clear of all liens, charges, encumbrances, claims and demands of every kind. The Company represents, warrants and covenants that all actions in contemplation of this transaction are not in conflict with the Company's Certificate of Formation or its Limited Liability Company Agreement.

3.04   ***Encumbrances and Binding Effect***. This Agreement is a valid and binding obligation of the Company, enforceable in accordance with its terms, subject to application of bankruptcy, insolvency, reorganization and moratorium laws and other generally applicable laws affecting enforcement of creditor's rights. The execution and delivery by the Company of this Agreement and the performance thereof will not result in any violation of and will not conflict with, or result in a breach of any of the terms of, or constitute a default under any provision of any state or federal law to which the Company is subject, any agreement of the Company, or of any mortgage, indenture, agreement, instrument, judgment, decree, order, rule or regulation or other restriction to which the Company is a party or by which any of its property is bound.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF SUBSCRIBER

In order to induce the Company to enter into this Agreement, Subscriber represents and warrants to the Company the following:

4.01   ***Risk of Loss.***   Subscriber recognizes that an investment in the Company and the Company's acquisition of the Property involves a high degree of risk which may result in the loss of the total amount of the investment. Subscriber understands that it is not entitled to cancel, terminate or revoke this subscription or any of the powers conferred herein except as set forth in Regulation CF or in the Intermediary's policies and procedures, and Subscriber acknowledges that Subscriber has carefully considered all risks incident to the purchase of the Units and the Company's acquisition of the Property, including, but not limited to, the following:

(a)   The Company was formed to be a fund for purposes of acquiring one or more hotel properties as described in the Offering Documents (collectively, the "Property") and managing the Property for the benefit of the Company's members as described in the Limited Liability Company Agreement; the Company has no operations and nominal assets. The Company has no written commitment for additional funding. The Company may need additional financing in order to acquire the Property. The Company has no operating history upon which Subscriber may base an evaluation of the Company's performance. Furthermore, the Company is not providing Subscriber with any financial information, except as set forth in the Form C provided to Subscriber by the Company. The likelihood of success of the Company is speculative, and Subscriber is familiar with the many problems, difficulties, complications and delays frequently encountered in the acquisition, improvement and management of investment properties such as the Property.

(b)   The Purchase Price for the Units has been determined by the Company and may not bear any relationship to the anticipated assets, book value, earnings or net worth of the Company or any other recognized criteria and cannot be considered to be an indication of the anticipated value of the Company. Subscriber has not relied upon any pro formas for purposes of making the investment decision in the Company. The Company has no revenues, nominal capital and no present business.

(c)   The funds raised by the sale of the Units to Subscriber will only provide limited operating funds and will be used in part to meet current liabilities and pay transaction costs relating to the offer and sale of the Units. Without additional funding from investors or lenders, the Company will not be able to acquire the Property, and there can be no assurance that such additional funds will be forthcoming or available on terms acceptable to the Company, or, if provided, will be available on a timely basis.

(d)   Subscriber has received and read a copy of the Limited Liability Company Agreement and agrees to execute a counterpart signature page to the Limited Liability Company Agreement simultaneously herewith (which Limited Liability Company Agreement will become binding upon Subscriber as of the date, if any, the Board of Managers accepts this subscription).

(e)   Subscriber has received and read a current copy of the Form C, together with any updates, amendments and supplements thereto, of the Company relating to the capital raise pursuant to Regulation CF for the acquisition of the Property (the "Form C"; the Form C and the Limited Liability Company Agreement, including all documents provided to Subscriber related thereto, are collectively referred to as the "Company Offering Materials"), and Subscriber has relied on nothing other than the Company Offering Materials and this Agreement in deciding whether to make an investment in the Company. In addition, Subscriber acknowledges that Subscriber has been given the opportunity to (i) ask questions and receive satisfactory answers concerning the terms and conditions of the Company Offering Materials and this Agreement and (ii) obtain additional information in order to evaluate the merits and risks of an investment in the Company and the Company's acquisition of the Property to verify the accuracy of the information contained in the Company Offering Materials. No statement, printed material or other information that is contrary to the information contained in the Company Offering Materials has been given or made by or on behalf of the Board of Managers to Subscriber, and Subscriber understands, acknowledges and agrees that Subscriber's investment in the Company is based solely upon Subscriber's decision based upon its independent review and investigation of the Company Offering Materials. Subscriber understands, acknowledges and agrees that neither the Company nor any of its managers, officers, members, agents and representatives have verified any of the information contained in the Company Offering Materials provided by third parties and shall not be liable for any covenants, representations or omissions made by a Property's owners and its representatives whether in the Company Offering Materials or otherwise.

(f)   Subscriber has been advised that the Units have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. Subscriber understands that the Interest may not be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(g)   Subscriber acknowledges, and is purchasing the Units in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section

4(a)(6)(B) of the Securities Act.

(h)   Subscriber acknowledges and agrees that Subscriber shall have no rights as a member of the Company unless and until this Agreement has been accepted by the Company by execution thereof, which acceptance shall be in the sole discretion of the Company.

(i)   Subscriber represents and warrants that neither it, nor any person or entity controlling, controlled by, or under common control with Subscriber, is: (i) a citizen or resident of, or located in, a geographic area where the purchase or holding of the Units is prohibited by applicable law, decree, regulation, treaty, or administrative act, or that is subject to U.S. or other applicable sanctions or embargoes; (ii) identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List, or any other applicable sanctions list; (iii) acting on behalf of terrorists, terrorist organizations, or for a senior foreign political figure, any member of such figure's immediate family, or a close associate; or (iv) a foreign shell bank. Subscriber further represents and warrants that it is not in violation of any U.S. or international laws, including anti-money laundering regulations. If Subscriber's status changes such that any of the foregoing representations become inaccurate, Subscriber will promptly notify the Company and agrees not to sell or transfer any interest in the Units to any person or entity subject to U.S. or other applicable sanctions. If Subscriber has beneficial owners, it has conducted due diligence to verify their identities and reasonably believes that none are persons described in this paragraph.

(j)   If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, purchase and payment for, and continued ownership of, its beneficial interest in the Units will not violate any applicable securities or other laws of Subscriber's jurisdiction, including (i) the legal requirements within its jurisdiction for the purchase of its beneficial interest in the Units; (ii) any foreign exchange restrictions applicable to such purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of its beneficial interest in the Units. Subscriber acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Units (and Subscriber's beneficial interest therein).

(k)   If Subscriber is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Agreement; (ii) the execution, delivery and performance by Subscriber of this Agreement is within the power of Subscriber and has been duly authorized by all necessary actions on the part of Subscriber; (iii) to the knowledge of Subscriber, it is not in violation of its charter or bylaws, any material statute, rule or regulation applicable to Subscriber; and (iv) the performance of this Agreement does not and will not violate any material judgment, statute, rule or regulation applicable to Subscriber; result in the acceleration of any material indenture or contract to which Subscriber is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Purchase Amount.

(l)   Subscriber further acknowledges that it has read, understood, and had ample opportunity to ask the Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the Securities and Exchange Commission (the "SEC").

(m)   Subscriber represents that Subscriber understands the substantial likelihood that Subscriber will suffer a **TOTAL LOSS** of all capital invested, and that Subscriber is prepared to bear the risk of such total loss.

(n)   Subscriber understands that neither the SEC nor any state regulator has made any finding or determination relating to the fairness or suitability of an investment in the Company, and that neither the SEC nor state regulators have recommended or endorsed any such investment.

(o)   With respect to any investment by Subscriber, Subscriber hereby represents that Subscriber is investing for its personal account and not for resale or re-syndication. Furthermore, Subscriber has not entered into any contract, undertaking, arrangement, or agreement with any other person or entity to sell or transfer, or to have any person or entity sell all or any portion of the Units. Subscriber has adequate means to provide for current financial needs and contingencies, and there is no current or immediate need to resell any of the Units purchased by Subscriber hereunder.

(p)   The Company has no obligation to register the Units. Subscriber further understands that the Company has no obligation to assist Subscriber in complying with any exemption from the registration of the Units. Subscriber understands that there is no public market for the Units, and there is no intent that a public market will ever exist for the Units. Subscriber recognizes that (i) an investment in the Company involves certain risks, (ii) the Interest in the Company will be subject to certain restrictions on transferability as described in the Limited Liability Company Agreement, and (iii) as a result of the foregoing, the marketability of the Interest will be severely limited.   Subscriber agrees that Subscriber will not transfer, sell or otherwise dispose of the Interest in any manner that will violate the Limited Liability Company Agreement, the Securities Act or any state securities laws, the rules and regulations of the SEC or the laws and regulations of the State of Delaware or any other federal, state or municipal authority having jurisdiction thereof.

(q)   Subscriber was not formed for the specific purpose of making an investment in the Company.

(r)   No part of the funds used by Subscriber to acquire the Interest constitutes assets of any "employee benefit plan" within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), or other "benefit plan investor" (as defined in U.S. Department of Labor Reg. §2510.3-101 et seq., as amended) or assets allocated to any insurance company separate account or general account in which any such employee benefit plan or benefit plan investor (or related trust) has any interest (any such purchaser using such assets being referred to herein as a "Benefit Plan Partner"). If Subscriber is a Benefit Plan Partner, neither the Board of Managers nor any of its affiliates acted as a "fiduciary" within the meaning of Section 3(21) of ERISA with respect to the purchase of the Interest by Subscriber and, if Subscriber is a Benefit Plan Partner, the purchase of such Interest has been duly authorized in accordance with the governing documents of such Benefit Plan Partner.

(s)   Subscriber acknowledges that the Company seeks to comply with all applicable anti-money laundering laws and regulations.   In furtherance of these efforts, Subscriber represents, warrants and agrees that: (i) no part of the funds used by Subscriber to acquire the Interest or to satisfy its capital commitment obligations with respect thereto has been, or shall be, directly or indirectly derived from, or related to, any activity that may contravene

United States federal or state or non-United States laws or regulations, including anti-money laundering laws and regulations; and (ii) no capital commitment, contribution or payment to the Company by Subscriber and no distribution to Subscriber shall cause the Company or the Board of Managers to be in violation of any applicable anti-money laundering laws or regulations including, without limitation, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA PATRIOT ACT) Act of 2001 and the United States Department of the Treasury Office of Foreign Assets Control regulations. Subscriber acknowledges and agrees that, notwithstanding anything to the contrary contained in the Limited Liability Company Agreement, any side letter or any other agreement, to the extent required by any anti-money laundering law or regulation, the Company and the Board of Managers may prohibit additional capital contributions, restrict distributions or take any other reasonably necessary or advisable action with respect to the Interest, and Subscriber shall have no claim, and shall not pursue any claim, against the Company, a Manager or any other person or entity in connection therewith.

4.02   *The Investment.*

Subscriber is familiar with and understands the terms hereof. The Board of Managers may accept in its sole discretion all or any portion of the Commitment amount set forth on the Subscription Signature Page. Acceptance will be given to Subscriber either by delivery of a counterpart of the Subscription Signature Page signed by a Manager or officer of the Company or by notice of such execution. If so accepted, this Agreement (a) will be binding upon the undersigned's heirs, successors, legal representatives and assigns, (b) may not be canceled, terminated or revoked by the undersigned except as provided by Regulation CF or the Intermediary's policies and procedures, and (c) will be governed by and construed in accordance with the laws of the State of Delaware (without giving effect to any choice of law or conflict of law rules or provisions that would cause the application of the laws of any jurisdiction other than the State of Delaware). With respect to tax and other economic considerations involved in Subscriber's investment, Subscriber is not relying on the Company or any representatives thereof. Subscriber has carefully considered and has (to the extent Subscriber believes such discussion necessary) discussed with Subscriber's professional legal, tax, accounting and financial advisors the suitability of an investment in the Company, for Subscriber's particular tax and financial situation and has determined that the investment being made by Subscriber is a suitable investment for Subscriber.

4.03   *Capacity and Authority*.

Subscriber has full legal power and authority to enter into this Agreement, to make the representations, warranties and covenants contained herein and to cause the transactions contemplated hereby to be consummated, and no prior order, approval or decree of any court, agency or other governmental body, whether federal, state or local is required with respect thereto.

4.04   *Encumbrances and Binding Effect.*

This Agreement is a valid and binding obligation of Subscriber, enforceable in accordance with its terms, subject to application of bankruptcy, insolvency, reorganization and moratorium laws and other generally applicable laws affecting enforcement of creditor's rights. The execution and delivery by Subscriber of this Agreement, the Limited Liability Company Agreement and the performance thereof will not result in any violation of and will not conflict with, or result in a breach of any of the terms of, or constitute a default under any provision of any state or federal law to which Subscriber is subject, any agreement of Subscriber, or of any mortgage, indenture, agreement, instrument, judgment, decree, order, rule or regulation or other restriction to which Subscriber is a party or by which any of its property is bound.

4.05   *Indemnification.*

Subscriber shall indemnify and hold harmless the Company and each manager, member, executive, employee, representative, affiliate, officer, agent (including legal counsel) or control person of the Company, who is or may be a party or is or may be threatened to be made a party to any threatened, pending or contemplated action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of or arising from any actual or alleged misrepresentation or misstatement of facts or omission to represent or state facts made or alleged to have been made by Subscriber to the Company or omitted or alleged to have been omitted by Subscriber, concerning Subscriber or Subscriber's subscription for and purchase of the Units, or Subscriber's authority to invest or financial position in connection with this subscription including, without limitation, any such misrepresentation, misstatement or omission contained in this Agreement or any other document submitted by Subscriber, against losses, liabilities and expenses for which the Company, or any member, manager, executive, employee, representative, affiliate, officer, agent (including legal counsel) or control person of the Company has not otherwise been reimbursed (including attorneys' fees and disbursements, judgments, fines and amounts paid in settlement) actually and reasonably incurred by the Company, or such officer, member, manager, executive, employee, agent (including legal counsel), representative, affiliate or control person in connection with such action, suit or proceeding.

4.06   *Lack of Liquidity for the Units; Restricted Securities.*

Subscriber acknowledges that the Units will be "restricted securities" and have not been registered pursuant to the Securities Act or the similar laws of any state of the United States, and may not be offered or sold, except in compliance with the registration requirements of the Securities Act or an available exemption therefrom. Subscriber has been advised that the Units may need to be held indefinitely, and Subscriber must continue to bear the economic risk unless they are subsequently registered under the Securities Act or an exemption from such registration is available.

4.07   *Investment Decision.*

(a)   Subscriber is able to bear the economic risks of an investment in the Units and to afford a complete loss of the investment; and Subscriber could be reasonably assumed to have the ability and capacity to protect his/her/its interests in connection with this subscription; or Subscriber has a pre-existing personal or business relationship with either the Company or any manager, officer or affiliate thereof of such duration and nature as would enable a reasonably prudent purchaser to be aware of the character, business acumen and general business and financial circumstances of the Company or such manager, officer or affiliate and is otherwise personally qualified to evaluate and assess the risks, nature and other aspects of this subscription.

(b)   Subscriber or Subscriber's representatives, as the case may be, has such knowledge and experience in financial, tax and business matters so as to enable Subscriber to utilize the information made available to Subscriber in connection with the offering of the Units and the Company Offering Materials to evaluate the merits and risks of an investment in the Units and to make an informed investment decision with respect thereto.

(c)   There has never been represented, guaranteed, or warranted to Subscriber by any broker, the Company, its managers, officers, members or agents, or employees or any other person, expressly or by implication (i) the percentage of profits and/or amount of or type of consideration, profit or loss to be realized, if any, as a result of the Company's operations; and (ii) that the past performance or experience on the part of the management of the Company, or of any other person, will in any way result in the overall profitable operations of the Company or investment returns from the Company's hotel property acquisitions.

4.08   **No Oral Representations.**

(a)   Subscriber has not been furnished with any oral representation or oral information in connection with the offering of the Units that is not contained in, or is in any way contrary to or inconsistent with, statements made in this Agreement, the Limited Liability Company Agreement or other Company Offering Materials.

(b)   No representations or warranties have been made to Subscriber by the Company, or any manager, member, officer, employee, agent or affiliate, other than the representations of the Company contained herein, in subscribing for the Units.

4.09   **Transfer Restrictions**

(a)   Subscriber hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any of the Interest; or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such Interest; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of the Units, in cash, or otherwise.

(b)   The foregoing provisions of Section 4.09(a) will: (x) apply only to the IPO and will not apply to the sale of any of the Company's securities issued to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any of the Company's securities to any trust for the direct or indirect benefit of Subscriber or the immediate family of Subscriber, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to Subscriber only if all managers, officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all members individually owning more than 5% of the outstanding Units. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 4.09(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. Subscriber further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 4.09(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to Subscriber's registrable securities of the Company (and the Company securities or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. Subscriber agrees that a legend reading substantially as follows will be placed on all certificates representing all of Subscriber's registrable securities of the Company (and the securities of the Company held by every other person subject to the restriction contained in Section 4.09(a)):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE

SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in Article IX above, Subscriber further agrees not to make any disposition of all or any portion of the Units unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Article IX and the undertaking set out in Section 4.09(a) and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   Subscriber shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, Subscriber shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such securities under the Securities Act.

(e)   Subscriber agrees that it shall not make any disposition of the Units to any of the Company's competitors, as determined by the Company in good faith.

(f)   If Subscriber intends to transfer the Units ("Transfer") in accordance with this Section 4.09 or otherwise provided for under the Limited Liability Company Agreement, the investor accepting transfer ("Transferee") must pass and continue to comply with the Company's know your customer ("KYC") and anti-money laundering ("AML") policies and execute the agreements and documents as required by the managers or directors of the Company (or as otherwise required by the Limited Liability Company Agreement or similar agreement in effect, as applicable) contemporaneously and in connection with the Transfer. Subscriber understands that the Transferee's failure to pass the requisite KYC and AML procedures or to execute such documents or agreements required by the Company's managers or directors contemporaneously with the Transfer will render the Transfer void, null, unenforceable, and the Transferee will be unable to redeem their security.

(g)   Subscriber understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing the Interest and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's organizational documents, any other agreement between Subscriber and the Company or any agreement between Subscriber and any third party:

THE UNITS HAVE BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

(h)   For purposes hereof, "IPO" shall mean: (A) the completion of an underwritten initial public offering of equity securities by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of equity securities by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its equity securities (other than units of equity securities not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers units of existing equity securities of the Company for resale, as approved by the Company's managers, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Equity Securities of the Company.

(i)   For purposes hereof, "Lock-up Period" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed two hundred seventy (270) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

ARTICLE V
MISCELLANEOUS

5.01   *Notices*. Any notices or other communications required or permitted hereunder shall be in writing and shall be emailed or mailed by registered or certified mail, postage prepaid, or delivered by hand or by messenger, addressed to the appropriate address set forth herein or to such other addresses as shall have been furnished in writing to the party initiating the notice or communication. Any notice or other communication so addressed and mailed, postage prepaid, by registered or certified mail (in each case, with return receipt requested) shall be deemed to be delivered and given when so mailed and if emailed upon confirmation of receipt by the recipient. Any notice so addressed and otherwise delivered shall be deemed to be given when actually received by the addressee.

5.02   *Execution of Additional Documents*. The parties hereto agree that they will promptly execute any and all further documents necessary and/or appropriate for the consummation of this Agreement according to its terms and conditions.

5.03   *Severability*. If any provision of this Agreement is held by a court of competent jurisdiction to be contrary to law, the remaining provisions of this Agreement will remain in full force and effect.

5.04   *Non-Waiver*. The failure of a party to enforce the provisions of this Agreement or the rights granted hereunder on any occasion shall not operate as a waiver of such provisions or rights for future occasions.

5.05   *Section Headings*. The section headings appear only as a matter of convenience and shall not affect the construction of the Agreement.

5.06   *Entire Agreement and Amendments*. This Agreement, including any schedules and exhibits, contains the entire understanding of Subscriber and the Company, and there are no representations, understandings, or agreements, oral or otherwise, except as stated herein. This Agreement may not be amended except by a writing signed by all parties hereto.

5.07   *Counterparts*. This Agreement may be executed in counterparts, each of which when so executed and delivered, shall constitute a complete and original instrument but all of which taken together shall constitute one and the same agreement, and it shall not be necessary when making proof of this Agreement or any counterpart thereof to account for any other counterpart.

5.08   ***Facsimile or Email as an Original.*** A facsimile or email of this Agreement containing the required signatures shall be deemed to be an original for all purposes.

RDL HOTEL FUND I, LLC
SUBSCRIPTION SIGNATURE PAGE

This page constitutes the signature page for the Subscription Agreement relating to the offering of the Interest in the Company. Execution of this signature page constitutes execution of the Subscription Agreement.

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement as of the date _____.

FOR COMPLETION BY ALL SUBSCRIBERS:

Subscriber's Commitment Amount: Accepted Commitment Amount (Manager use only):

$_____ $_____

No. of Units ($1.00 per Unit):   No. of Units: _____

_____

FOR COMPLETION BY SUBSCRIBERS WHO ARE NATURAL PERSONS (individuals)

Subscriber's Name: _____

Subscriber's Signature:_____

Co-Subscriber's Name (if applicable): _____

Co-Subscriber's Signature (if applicable):_____

Subscriber's Social Security No: _____

Co-Subscriber's Social Security No: _____

FOR COMPLETION BY SUBSCRIBERS WHO ARE NOT NATURAL PERSONS:
(i.e., corporations, partnerships, limited liability companies, trusts or other entities)

Subscriber's Name (print or type): _____

By (signature of authorized representative): _____

Its (name and title): _____

Subscriber's Tax Identification No: _____

[signature continues on following page]

ACCEPTED:

RDL HOTEL FUND I, LLC

By: _____

Ramel Lee, CEO

Dated: _____

JOINDER AGREEMENT
AND
COUNTERPART SIGNATURE PAGE
FOR LIMITED LIABILITY COMPANY AGREEMENT OF RDL HOTEL FUND I, LLC

The undersigned, desiring to become a party as a Member to the Limited Liability Company Agreement of RDL HOTEL FUND I, LLC, a Delaware limited liability company (the **"Company"**), dated July 25, 2024, as amended or amended and restated from time to time (the **"Limited Liability Company Agreement"**), hereby agrees to all of the terms of the Limited Liability Company Agreement and agrees to be bound by all of the provisions thereof and, by executing this Joinder Agreement and Counterpart Signature Page to Limited Liability Company Agreement, hereby accepts, adopts and agrees to all terms, conditions and representations set forth in the Limited Liability Company Agreement and hereby authorizes this Joinder Agreement and Counterpart Signature Page to Limited Liability Company Agreement to be attached to and become part of the Limited Liability Company Agreement. The undersigned agrees, both before and after the date of this Joinder Agreement and Counterpart Signature Page to Limited Liability Company Agreement: (i) to use his/her/its best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective the joinder and other transactions contemplated by this agreement, (ii) to execute any documents, instruments or conveyances of any kind which may be reasonably necessary or advisable to carry out any of the joinder or other transactions contemplated hereunder, and (iii) to cooperate with the Company in connection with the foregoing.

Accordingly, the undersigned has executed and delivered this joinder agreement dated as of _____.

MEMBER SIGNATURE:

Signature if Member is an Individual:

Name of Member:_____

Signature:_____

Signature if Member consists of Joint Tenants with Rights of Survivorship, Community Property or Tenants by the Entireties:

Name of Members:_____

_____

First Signature:_____

Second Signature:_____

Signature if Member is a Corporation, Partnership, Trust or Other Entity:

Name of Member:

Signature:

Title or Representative
Capacity, if applicable:

RDL HOTEL FUND I, LLC
SPOUSE'S AGREEMENT

For investors located in Alaska, Arizona, California, Idaho, Louisiana, Nevada, New Mexico, Texas, Washington and Wisconsin.

This Spouse's Agreement ("Agreement") is executed and delivered by the undersigned, being the spouse of _____ ("Subscriber"), in connection with Subscriber's investment in RDL Hotel Fund I, LLC, a Delaware limited liability company (the "Company").

Acknowledgement and Agreement

The undersigned acknowledges and agrees that:

1. **Receipt of LLC Agreement:** I have read and understand the Limited Liability Company Agreement of RDL Hotel Fund I, LLC (the "LLC Agreement"), and hereby agree to be bound by the terms and provisions of the LLC Agreement to the extent that I may have any member interest in the Company, including any interest derived through community or marital property laws, as they may now exist or be amended from time to time.

2. **Ownership and Transferability:** I acknowledge and agree that all member interests in the Company are subject to the restrictions on transfer and other terms and conditions set forth in the LLC Agreement. I hereby consent to such restrictions and terms and agree that any interest I may have, now or in the future, in the Company will be subject to the provisions of the LLC Agreement.

3. **Community Property Waiver (if applicable):** To the extent that I may have a community property or other marital interest in the Units purchased by Subscriber, I agree that such Units shall be treated as Subscriber's separate property and shall not be deemed community property. I further consent to Subscriber's management, sale, transfer, or other disposition of the Units without the need for further consent or approval from me.

4. **No Independent Ownership Interest Created:** Nothing in this Agreement shall be construed to grant me any ownership or other member interest in the Company if I do not already possess such an interest under applicable law. This Agreement is intended solely to confirm and bind me to the terms of the LLC Agreement with respect to any interest I may now or hereafter have.

5. **Notification Requirement:** If, at any time, my status or legal interest changes in a manner that would alter the representations made herein, I will promptly notify the Company in writing.

6. **Waiver of Rights:** I expressly waive any rights I may have under applicable state laws to demand or claim that any interests in the Company be designated as marital, community, or jointly owned property, except as otherwise provided by the LLC Agreement.

Execution:

Printed Name: _____

Signature: _____

Dated: _____

EXHIBIT C

Limited Liability Company Agreement

Limited Liability Company Agreement

of

RDL Hotel Fund I, LLC

THE MEMBER INTERESTS OF RDL HOTEL FUND I, LLC (THE "COMPANY") HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), THE SECURITIES LAWS OF ANY STATE OR ANY OTHER APPLICABLE SECURITIES LAWS IN RELIANCE UPON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND SUCH LAWS. SUCH MEMBER INTERESTS MUST BE ACQUIRED FOR INVESTMENT ONLY AND MAY NOT BE OFFERED FOR SALE, PLEDGED, HYPOTHECATED, SOLD, ASSIGNED OR TRANSFERRED AT ANY TIME EXCEPT IN COMPLIANCE WITH (I) THE SECURITIES ACT, ANY APPLICABLE STATE SECURITIES LAWS AND ANY OTHER APPLICABLE SECURITIES LAWS AND (II) THE TERMS AND CONDITIONS OF THIS AGREEMENT. THE MEMBER INTERESTS MAY NOT BE TRANSFERRED OF RECORD EXCEPT IN COMPLIANCE WITH SUCH LAWS AND THIS AGREEMENT. THEREFORE, PURCHASERS OF MEMBER INTERESTS WILL BE REQUIRED TO BEAR THE RISK OF THEIR INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

LIMITED LIABILITY COMPANY AGREEMENT OF
RDL HOTEL FUND I, LLC

This Limited Liability Company Agreement (this "**Agreement**") of RDL Hotel Fund I, LLC, a Delaware limited liability company (the **"Company"),** is made and entered into as of the 25th day of July 2024 (the **"Effective Date")** by the Persons (as defined below) who have executed this Agreement or counterpart signature pages to this Agreement.

ARTICLE 1.

FORMATION OF COMPANY

Section 1.1   Formation. The Company was formed on July 25, 2024 by having a Certificate of Formation delivered to the Delaware Department of State in accordance with the provisions of the Delaware Uniform Limited Liability Company Act, as in effect in Delaware and set forth at 6 Delaware Code, Chapter 18, Sections 18–101 through 18–1109 (or any corresponding provisions of any succeeding law) (the "**Delaware Act**").

Section 1.2   Name. The name of the Company is RDL Hotel Fund I, LLC.

Section 1.3   Principal Place of Business. The principal place of business of the Company shall be at such places as the Board of Managers may from time to time deem advisable.

Section 1.4   Registered Office and Registered Agent. The Company's registered office within the State of Delaware and its registered agent at such address shall be as the Board of Managers from time to time determine.

Section 1.5   Term. The term of the Company shall commence on the date the Certificate of Formation were filed with the State of Delaware and shall continue until dissolved in accordance with the provisions of this Agreement.

ARTICLE 2.

DEFINITIONS

Definitions. Capitalized terms are used in this Agreement with the meanings hereafter ascribed:

"Adjusted Capital Account Deficit" means, with respect to any Member, the deficit balance, if any, in such Member's Capital Account as of the end of the relevant Fiscal Year, after giving effect to the following adjustments:

(i)   Credit to such Capital Account any amounts that such Member is obligated to restore or is deemed to be obligated to restore pursuant to the penultimate sentences of Treasury Regulations Sections 1.704-2(g)(1) and 1.704-2(i)(5); and

(ii)   Debit to such Capital Account the items described in Treasury Regulations Sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5), and 1.704-1(b)(2)(ii)(d)(6).

The foregoing definition of Adjusted Capital Account Deficit is intended to comply with the provisions of Treasury Regulations Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

"**Advance**" shall have meanings as provided in Section 9.5(b) hereof.

"**Adjusted Gross Revenues**" means the gross revenues received from the Company's hotel properties and any other properties (whether owned directly or through subsidiaries), less any refunds, allowances, or other deductions customary in the industry.

"**Affiliate**" means (a) in the case of an individual, any relative of such Person, (b) any officer, trustee, partner, manager, employee or holder of any class of the securities of or equity interest in such Person; (c) any corporation, partnership, limited liability company, trust or other entity controlling, controlled by or under common control with such Person; or (d) any officer, trustee, partner, manager, employee or holder of any class of the securities of or equity interest in such Person of any corporation, partnership, limited liability company, trust or other entity controlling, controlled by or under common control with such Person.

"**Agreement**" means this Limited Liability Company Agreement as originally executed and as amended from time to time.

"**Bankrupt(cy)**" means either (i) the initiation by a referenced Person of a proceeding, or initiation of any proceeding against a referenced Person which has not been vacated, discharged or bonded within thirty (30) days of initiation, under a federal, state or local bankruptcy or insolvency law, (ii) an assignment by a referenced Person for the benefit of creditors, (iii) the inability of a referenced Person to pay their debts as they become due, or (iv) the agreement by a referenced Person to appointment of a receiver or trustee for all or a substantial part of their property, or court appointment of such receiver or trustee which is not suspended or terminated within thirty (30) days after appointment.

"**Board of Managers**" means all of the Persons serving as Managers of the Company. The initial Manager shall be **RD Lee Capital Partners LLC**.

"**Capital Account**" means, with respect to any Member, the capital account maintained for such Member in accordance with Section 9.7 hereof.

"**Capital Contribution**" means for each Member (i) any contribution to the capital of the Company in cash or property by such Member whenever made and (ii) any increases to such Member's Capital Account attributable to the operation of clause (b) of the definition of "**Gross Asset Value**" and clause (c) of the definition of "**Profits and Losses**" (to the extent it refers to clause (b) of the definition of "**Gross Asset Value**").

"**Cause**" means a final determination by an arbitrator, court of competent jurisdiction or a government body, or an admission or plea of nolo contendere by the Manager or any of its Affiliates in a settlement of any lawsuit, that the Manager or any of its Affiliates has committed an act constituting bad faith, fraud, gross negligence, willful misconduct, a violation of federal securities laws, breach of fiduciary duty, or a material breach of this Agreement that has a material adverse effect on the business of the Company; the issuance of a legal charging order or judgment against the Manager's Member Interest in Distributions or Management Fees from the Company; and a court or arbitrator finding that the Manager committed acts described in Section 5.8 for which the Manager is not indemnified by the Company.

"**Certificate of Formation**" means the Certificate of Formation of RDL Hotel Fund I, LLC, as filed with the State of Delaware as the same may be amended from time to time.

"**Change of Control**" means (i) any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, (ii) a sale, transfer or other disposition (other than licensing arrangements in the ordinary course of business) of substantially all the assets of the Company to an entity that is not controlled, directly or indirectly, by one or more Members; or (iii) a consolidation or merger in which the Company is not the continuing or surviving entity, or pursuant to which the Units are converted to cash, other securities or other property, other than a consolidation or merger of the Company in which the Members immediately prior to the consolidation or merger have a controlling interest in the continuing or surviving entity immediately after the consolidation or merger.

"**Class A Member**" means the Sponsoring Member (or its Affiliate) who owns Class A Units. The Class A Member shall share retain twenty percent (20%) of the total Member Interests in the Company as a carried interest.

"**Class A Units**" means the Units of Member Interest in the Company having the rights, powers and duties specified in this Agreement, and any and all benefits to which the holder of such Class A Units may be entitled as provided in this Agreement, together with all obligations of such Member to comply with the terms and provisions of this Agreement. Each Class A Member shall be entitled to one vote for each Class A Unit held by such Class A Member on all matters that require, or are submitted by the Board of Managers to, a vote or other action by the Members.

"**Class B Member**" means an Investor who contributes capital to the Company through Capital Contributions of cash in exchange for the purchase of Class B Units issued by the Company, once admitted by the Board of Managers. The Class B Members shall share, pro rata, in accordance with their Capital Contributions, in eighty (80%) percent of the total Member Interests in the Company.

"**Class B Units**" means the Units of Member Interest in the Company having the rights, powers and duties specified in this Agreement, and any and all benefits to which the holder of such Class B Units may be entitled as provided in this Agreement, together with all obligations of such Member to comply with the terms and provisions of this Agreement. Except when required by law or expressly provided for herein, Class B Units will be non-voting Units. When required to vote hereunder, each Class B Member shall be entitled to one vote for each Class B Unit held.

"**Code**" means the Internal Revenue Code of 1986, as amended from time to time.

"Company" means RDL Hotel Fund I, LLC.

"Company Minimum Gain" means minimum gain as defined in Treasury Regulations Section 1.704-2(d).

"Company Refinancing Proceeds" means (i) the cash realized from the financing or refinancing of all or any portion of the Property or other Company assets, less the retirement of any related mortgage loans and the payment of all expenses relating to the transaction and a reasonable Reserve for future expenditures and (ii) the Company's allocable portion of cash realized by an entity in which the Company owns an interest from such entity financing or refinancing all or any portion of such entity's assets, less the retirement of any related mortgage loans and the payment of all expenses relating to such transaction and a reasonable Reserve for future expenditures.

"Company Sales Proceeds" means (i) the cash realized from the sale, exchange, condemnation, casualty or other disposition of all or any portion of the Property or other Company assets, less the retirement of any related mortgage loans and the payment of all expenses relating to the transaction and a reasonable Reserve for future expenditures, (ii) the Company's allocable portion of cash realized by an entity in which the Company owns an interest from the sale, exchange, condemnation, casualty or other disposition of all or any portion of such entity's assets, less the retirement of any related mortgage loans and the payment of all expenses relating to such transaction and a reasonable Reserve for future expenditures, and (iii) the cash, other securities or other property realized from a consolidation or merger in which the Company is not the continuing or surviving entity, or pursuant to which the Units are converted to cash, other securities or other property, other than a consolidation or merger of the Company in which the Members immediately prior to the consolidation or merger have a controlling interest in the continuing or surviving entity immediately after the consolidation or merger.

"Conversion" means any transaction pursuant to which the Company converts from a limited liability company to a corporation (the **"New Corporation"**) pursuant to applicable law.

"Delaware Act" means as set forth in Section 1.1 hereof.

"Depreciation" means, for each Fiscal Year, an amount equal to the depreciation, amortization, or other cost recovery deduction allowable for federal income tax purposes with respect to an asset for such Fiscal Year, except that if the Gross Asset Value of an asset differs from its adjusted basis for federal income tax purposes at the beginning of such Fiscal Year, Depreciation shall be an amount which bears the same ratio to such beginning Gross Asset Value as the federal income tax depreciation, amortization, or other cost recovery deduction for such Fiscal Year bears to such beginning adjusted tax basis; provided, however, that if the adjusted basis for federal income tax purposes of an asset at the beginning of such Fiscal Year is zero, Depreciation shall be determined with reference to such beginning Gross Asset Value using any reasonable method selected by the Board of Managers.

"Disability" shall mean the inability of any Person to exercise his or her rights or fulfill his or her obligations under this Agreement on account of physical or mental illness or incapacity for a period of sixty (60) calendar days, whether or not consecutive, as a result of a condition that is expected to result in a total or permanent disability, as determined by a licensed physician, binding arbitration or a court of competent jurisdiction or as determined in good faith by the Board of Managers.

"**Disposition**" means any transfer or attempted transfer of all or any part of the rights and incidents of ownership of the Units, including, in the case of a Member, the right to vote (if any), and the right to possession of Units as collateral for indebtedness, whether such transfer is outright or conditional, inter vivos or testamentary, voluntary or involuntary, or for or without consideration.

"**Distribution**" means any money or other property distributed to a Member with respect to the Member's Interest, but shall not include any payment to a Member for materials or services rendered nor any reimbursement to a Member for expenses permitted in accordance with this Agreement.

"**Distributable Cash**" means all cash of the Company derived from Company operations (excluding Company Refinancing Proceeds and Company Sales Proceeds) and miscellaneous sources (whether or not in the ordinary course of business) reduced by: (a) the amount necessary for the payment of all current installments of interest and/or principal due and owing with respect to third-party debts and liabilities of the Company during such period, including but not limited to any real estate commissions, property management fees, marketing fees, utilities, closing costs, holding costs, construction costs, etc., incurred by or on behalf of the Company; (b) the repayment of Advances, plus interest thereon; and (c) such additional reasonable amounts as the Board of Managers, in the exercise of sound business judgment, determines to be necessary or desirable as a "Reserve" for the operation of the business and future or contingent liabilities of the Company.

"**Economic Interest**" means a Member's share of the Company's Profits, Losses, and Distributions, determined by the ratio of the Units held by the Member to the total number of Units then outstanding within the Member's respective class. For Members holding Class B Units, the Economic Interest shall be calculated based on the number of Class B Units held by such Member divided by the total number of Class B Units then outstanding, taking into account any Preferred Return or other rights associated with Class B Units as provided in this Agreement. For Members holding Class A Units, the Economic Interest shall be calculated based on the number of Class A Units held by such Member divided by the total number of Class A Units then outstanding, subject to the specific rights and provisions applicable to Class A Units under this Agreement. The Economic Interest is subject to the terms and conditions of this Agreement, including any preferential or subordinate rights as detailed elsewhere herein.

"**Entity**" means any general partnership, limited partnership, limited liability company, corporation, joint venture, trust, business trust, cooperative, or association or any foreign trust or foreign business organization.

"**Event of Dissociation**" means as set forth in Section 15.1 hereof.

"**Exchange Act**" means the Securities Exchange Act of 1934, as amended.

"Fair Market Value" means when applied to the Company an amount which is equal to the amount that would be paid in cash for the Company as a going concern, by an unaffiliated third-party financial buyer which would acquire all of the assets and assume all of the liabilities of the Company. The term Fair Market Value at any time when used with reference to "Units of the Company" would be the amount which will be distributed to the holder of such Units or Units if all of the assets of the Company were sold for the Fair Market Value of the Company as a whole and the proceeds thereof were distributed in accordance with the provisions of Article 10. The Board of Managers may, but shall not be obligated to, engage the services of a reputable experienced investment banking firm to assist it in the determination of the Fair Market Value of the Company as a whole or the resulting computation of the Fair Market Value of any Units or Units. All costs of determining Fair Market Value shall be borne by the Company.

"Fiscal Year" means the Company's fiscal year, which shall be the calendar year.

"Gross Asset Value" means, with respect to any asset, the asset's adjusted basis for federal income tax purposes, except as follows:

(a)   The initial Gross Asset Value of any asset contributed by a Member to the Company shall be the gross fair market value of such asset, as determined by the Board of Managers, provided that, if the contributing Member is a Manager or an Affiliate of a Manager, the determination of the fair market value of a contributed asset shall be determined by appraisal;

(b)   The Gross Asset Values of all Company assets shall be adjusted to equal their respective gross fair market values, as determined by the Board of Managers, as of the following times: (i) the acquisition of an additional interest in the Company (other than upon the initial formation of the Company) by any new or existing Member in exchange for more than a de minimis Capital Contribution or more than a de minimis amount of services rendered or to be rendered to the Company; (ii) the distribution by the Company to a Member of more than a de minimis amount of Company Property as consideration for an interest in the Company; and (iii) the liquidation of the Company within the meaning of Treasury Regulations Section 1.704-1(b)(2)(ii)(g); provided, however, that the adjustments pursuant to clauses (i) and (ii) above shall be made only if the Board of Managers reasonably determines that such adjustments are necessary or appropriate to reflect the relative economic interests of the Members in the Company;

(c)   The Gross Asset Value of any Company asset distributed to any Member shall be adjusted to equal the gross fair market value of such asset on the date of distribution as determined by the Board of Managers, provided that, if the distributee is a Manager or an Affiliate of a Manager, the determination of the fair market value of the distributed asset shall be determined by appraisal; and

(d)   The Gross Asset Values of Company assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Code Section 734(b) or Code Section 743(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m) and subsection (f) of the definition of Profits and Losses herein and <u>Section 11.11</u> hereof; <u>provided, however,</u> that Gross Asset Values shall not be adjusted pursuant to this subsection (d) to the extent the Board of Managers determines that an adjustment pursuant to subsection (b) hereof is necessary or appropriate in connection with a transaction that would otherwise result in an adjustment pursuant to this subsection (d).

If the Gross Asset Value of an asset has been determined or adjusted pursuant to subsection (a), (b), or (d) hereof, such Gross Asset Value shall thereafter be adjusted by the Depreciation taken into account with respect to such asset for purposes of computing Profits and Losses.

"Initial Capital Contribution" means the initial contribution to the capital of the Company made pursuant to this Agreement with respect to such Units.

"**Investor**" shall mean a Person who is contemplating the purchase of Class B Units.

"Key Person" shall mean Ramel Lee.

"Majority of Interests" shall mean Members whose collective ownership interests represent more than fifty percent (50%) of the Member Interests, whether in the Company or in a particular class of Units (as specified in specific provisions of this Agreement). Where no class is specified, a Majority of Interests refers to Members having a majority of the Class A Units.

"Manager" means one or more Persons designated or elected to the Board of Managers pursuant to this Agreement.

"Management Fee" has the meaning set forth in <u>Section 5.10(b)</u> hereof.

"Member" means each of the parties who executes a counterpart of this Agreement as a Member and each of the parties who may hereafter become Members pursuant to this Agreement. If a Manager has purchased or received a Member Interest in the Company, such Manager will have all the rights of a Member with respect to such Member Interest, and the term "Member" as used herein shall include a Manager to the extent such Manager has purchased a Member Interest in the Company. If a Person is a Member immediately prior to the purchase or other acquisition by such Person of an Economic Interest, such Person shall have all the rights of a Member with respect to such purchased or otherwise acquired Member Interest or Economic Interest, as the case may be.

"Member Interest" means a Member's entire interest in the Company consisting of such Member's Economic Interest together with the right to vote on, consent to, or otherwise participate in any decision or action of or by the Members granted pursuant to this Agreement or the Delaware Act. If the Member is a Class A Member, the Member is entitled to one vote for each Class A Unit held by such Member on all matters that require, or are submitted by the Board of Managers to, a vote or other action by the Members. If the Member is a Class B Member, the Member is entitled to one vote for each Class B Unit held by such Member only when required by law or expressly provided for herein.

"Member Minimum Gain" means an amount, with respect to each Member Nonrecourse Debt, equal to the Company Minimum Gain that would result if such Member

Nonrecourse Debt were treated as a Nonrecourse Liability, determined in accordance with Treasury Regulations Section 1.704-2(i).

"**Member Nonrecourse Debt**" means any nonrecourse debt (for the purposes of Treasury Regulations Section 1.1001-2) of the Company for which any Member bears the "economic risk of loss," within the meaning of Treasury Regulations Section 1.752-2.

"**Member Nonrecourse Deductions**" means deductions as described in Treasury Regulations Section 1.704-2(i). The amount of Member Nonrecourse Deductions with respect to Member Nonrecourse Debt for any Fiscal Year equals the excess, if any, of (A) the net increase, if any, in the amount of Member Minimum Gain attributable to such Member Nonrecourse Debt during such Fiscal Year, over (B) the aggregate amount of any Distributions during that Fiscal Year to the Member that bears the economic risk of loss for such Member Nonrecourse Debt to the extent such Distributions are from the proceeds of such Member Nonrecourse Debt and are allocable to an increase in Member Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Treasury Regulations Section 1.704-2(i).

"**Nonrecourse Deductions**" means deductions as set forth in Treasury Regulations Section 1.704-2(b)(1). The amount of Nonrecourse Deductions for a given Fiscal Year equals the excess, if any, of (A) the net increase, if any, in the amount of Company Minimum Gain during such Fiscal Year, over (B) the aggregate amount of any Distributions during such Fiscal Year of proceeds of a Nonrecourse Liability that are allocable to an increase in Company Minimum Gain, determined in accordance with Treasury Regulations Section 1.704-2(h).

"**Nonrecourse Liability**" means any Company liability (or portion thereof) for which no Member bears the "economic risk of loss," within the meaning of Treasury Regulations Section 1.752-2.

"**Officer**" means one or more persons appointed by the Board of Managers pursuant to Article 6 hereof.

"**Parallel Fund**" has the meaning as set forth in Section 5.12(a) hereof.

"**Partnership Representative**" has the meaning as set forth in Section 16.12 hereof.

"**Permitted Disposition**" means a Disposition by an assignment of an Economic Interest in the Company (evidenced by the Units to be assigned):

(a)   to an Affiliate;

(b)   effected pursuant to the provisions of Section 13.1 hereof; or

(c)   to a member of such Member's immediate family (spouse, parents and grandparents, children and grandchildren, brothers and sisters, mother in law and father in law, brothers in law and sisters in law, daughters in law and sons in law; adopted, half, and step members are also included in immediate family), or to any trust, family partnership or other estate planning vehicle solely for the benefit of such Member's immediate family.

The foregoing notwithstanding, no Permitted Disposition shall entitle the transferee to the rights and benefits of a Member, unless and until such transferee is admitted to the Company as a Member in the manner described in Article 14 hereof. In addition, no Disposition shall be a Permitted Disposition unless the Transferring Member shall have obtained the written agreement of the transferee, that such transferee will be bound by, and the Units proposed to be transferred will be subject to, the restrictions on transfer in Article 13 of this Agreement.

"Person" means any individual or entity, and the heirs, executors, administrators, legal representatives, successors, and assigns of such "Person" where the context so permits.

"Prime Rate" means the "prime rate" as announced from time to time by Wells Fargo, N.A. or its successor.

"Priority Return" means, with respect to each Class B Member, a cumulative, non-compounding annual return on such Member's Unreturned Capital Contributions, calculated from the date of each Capital Contribution made by such Class B Member until the date such Capital Contribution is returned to the Class B Member, at a rate equal to 8% per annum. The Priority Return shall accrue daily and be calculated based on a 365-day year. The Priority Return shall be payable solely from Distributable Cash and shall not be an obligation of the Company or any Member, except to the extent Distributable Cash is available for such Distribution.

"Profits" and **"Losses"** means, for each Fiscal Year or other period, an amount equal to the Company's taxable income or loss for such year or period determined in accordance with Code Section 703(a) (for this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or loss), with the following adjustments:

(a) Any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Profits and Losses pursuant to this definition shall be added to such taxable income or loss;

(b) Any expenditures of the Company described in Code Section 705(a)(2)(B) or treated as Code Section 705(a)(2)(B) expenditures pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(i), and not otherwise taken into account in computing Profits or Losses, shall be subtracted from such taxable income or loss;

(c) In the event the Gross Asset Value of any Company asset is adjusted pursuant to subsection (b) or (c) of the definition of Gross Asset Value hereof, the amount of such adjustment shall be taken into account as gain or loss from the disposition of such asset for purposes of computing Profits or Losses;

(d) Gain or loss resulting from any disposition of Company Property with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Gross Asset Value of the property disposed of, notwithstanding that the adjusted tax basis of such property differs from its Gross Asset Value;

(e)   In lieu of the depreciation, amortization, and other cost recovery deductions taken into account in computing such taxable income or loss, there shall be taken into account Depreciation for such Fiscal Year or other period, computed in accordance with the definition of Depreciation;

(f)   To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code Section 734(b) or Code Section 743(b) is required pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m)(4) to be taken into account in determining Capital Accounts as a result of a Distribution other than in liquidation of a Member's Member Interest, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases the basis of the asset) from the disposition of the asset and shall be taken into account for purposes of computing Profits or Losses; and

(g)   Notwithstanding any other provision of this definition of Profits and Losses, any items which are specially allocated pursuant to 11.2, 11.3, 11.6, 11.7, 11.8, 11.9, 11.10, 11.11 and 11.12 hereof shall not be taken into account in computing Profits or Losses.

The amounts of the items of Company income, gain, loss or deduction available to be specially allocated pursuant to Sections 11.2, 11.3, 11.6, 11.7, 11.8, 11.9, 11.10, 11.11 and 11.12 hereof shall be determined by applying rules analogous to those set forth in subsections (a) through (f) above.

"**Property**" means any and all interests in real property, personal property, and any other assets, tangible or intangible, owned, leased, or used by the Company or a subsidiary thereof, including, without limitation, all interests in land, buildings, improvements, fixtures, and structures, including hotels, resorts, and other hospitality-related real estate, as well as any easements, rights of way, air rights, water rights, mineral rights, and other appurtenances related thereto; all furniture, fixtures, equipment (FF&E), machinery, vehicles, inventory, supplies, and other tangible personal property used in connection with the operation, maintenance, and management of the Company's real estate holdings; all rights, titles, and interests in intellectual property, including trademarks, service marks, trade names, brand names, domain names, logos, copyrights, patents, licenses, franchises, permits, approvals, authorizations, goodwill, customer lists, trade secrets, proprietary technology, software, and other intangible assets associated with or used in connection with the Company's business operations; all leases, contracts, agreements, franchises, licenses, permits, and other legal rights or obligations, including management agreements, franchise agreements, vendor agreements, employment agreements, and any other contractual relationships that the Company may enter into in connection with the acquisition, development, operation, or management of its real estate and hospitality assets; all cash, accounts receivable, securities, deposits, notes, loans, and other financial assets or instruments owned or held by the Company, including those associated with financing, investing, or operating activities related to the Company's business; all equity interests in any subsidiaries, joint ventures, partnerships, or other entities in which the Company owns an interest, whether directly or indirectly, including interests in other companies or funds that own, operate, or manage real estate or hospitality-related assets; and any other rights, claims, privileges, benefits, or interests of any kind, whether legal, equitable, or contractual, that may be acquired, developed, or owned by the Company in connection with its business objectives.

"Proprietary Information" means all information pertaining to the business and operations of the Company that is not generally available to the public and that is used, developed or obtained by the Company or any of its Affiliates in connection with their respective businesses, including but not limited to (i) financial information and projections, (ii) marketing, sales and geographical expansion plans, (iii) business strategies, (iv) products or services, (v) fees, costs and pricing structures, (vi) designs, (vii) analyses, (viii) drawings, photographs and reports, (ix) computer software, including operating systems, applications and program listings, (x) flow charts, manuals and documentation, (xi) data bases, (xii) accounting and business methods, (xiii) inventions, devices, new developments, methods and processes, whether patentable or unpatentable and whether or not reduced to practice, (xiv) customers and clients and customer or client lists, (xv) copyrightable works, (xvi) all technology and trade secrets, and (xv) all similar and related information in whatever form. Proprietary Information shall not include information that (A) is or becomes generally available to the public other than as a result of a disclosure by the party receiving such information (the **"Recipient"**)**,** (B) was within the Recipient's possession prior to its being furnished by the Company pursuant hereto, (C) becomes available to the Recipient on a non-confidential basis from a source other than the Company or any of its Affiliates, (D) is independently developed by or for the Recipient without use of such information, or (E) is required by law or judicial order to be disclosed.

"Requisite Interests" shall have the meaning as set forth in <u>Section 5.17</u> hereof.

"Reserves" means with respect to any fiscal period, funds set aside or amounts allocated during such period to reserves which shall be maintained in amounts deemed sufficient by the Board of Managers for working capital and to pay taxes, insurance, debt service, or other costs or expenses incident to the ownership or operation of the Company's business.

"Securities" shall have the meaning set forth in Section 2(a)(1) of the Securities Act.

"Securities Act" means the Securities Act of 1933, as amended.

"Sponsoring Member" shall mean **RD Lee Capital Partners LLC** (and its successors or designees).

"Transferring Member" means a Member who sells, assigns, pledges, hypothecates, or otherwise transfers for consideration or gratuitously all or any portion of the Units held of record by such Member.

"Treasury Regulations" or **"Regulations"** means the Federal Income Tax Regulations promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

"Units" are the basis for determining a Member's share of the Profits and Losses and Distributions pursuant to this Agreement, and the voting rights of Members. Units shall be comprised of both Class A Units and Class B Units. Units shall be uncertificated and evidenced by book-entry in the books and records of the Company; provided, however, that Units may also become evidenced by certificates in the form approved by the Board of Managers as the Board of Managers elects.

"**Unreturned Capital Contributions**" means all Capital Contributions made by a Class A Member or a Class B Member less any returned capital.

"**Withdrawing Member**" shall have the meaning as set forth in <u>Section 15.1(e)</u> hereof.

ARTICLE 3.

BUSINESS OF COMPANY

The Company may engage in the business of (i) acquiring, managing and operating a portfolio of economy and limited-service hotels strategically located in high-demand areas across the United States, and (ii) any lawful business whatsoever, or which shall at any time appear conducive to or expedient for the protection or benefit of the Company and its assets as determined by the Board of Managers of the Company. The Company shall have all powers necessary to or reasonably connected with the Company's business which may be legally exercised by a limited liability company under the Delaware Act or which are necessary, customary, convenient, or incident to the realization of its business purpose.

ARTICLE 4.

NAMES AND ADDRESSES OF MEMBERS

The names and addresses of the Members are set out on <u>Schedule 1</u> hereto under the caption "Member's Name and Address."

ARTICLE 5.

RIGHTS AND DUTIES OF MANAGERS

Section 5.1   Management. The full and entire authority for the management of business and affairs of the Company shall be vested in the Board of Managers which shall have, and may exercise, all the powers that may be exercised or performed by the Company pursuant to the terms of this Agreement. Except for situations in which the approval of the Members is expressly required by this Agreement or by nonwaivable provisions of applicable law, the Board of Managers as a whole shall have full and complete authority, power, and discretion to manage and control the business, affairs, and Properties of the Company, to make all decisions, and to perform any and all other acts or activities customary or incident to the management of the Company's business. The Board of Managers shall have authority, power, and discretion to create offices pursuant to Article 6 and delegate its responsibilities to such Officers in its sole discretion.

Section 5.2   Number, Tenure, and Qualifications. The Board of Managers shall consist of that number of Managers to be fixed by resolution of the Board of Managers from time to time, provided that there shall be not less than one nor more than five Managers. Initially, the Board of Managers shall consist of one (1) Manager which shall be **RD Lee Capital Partners LLC**. As the sole Manager, **RD Lee Capital Partners LLC** shall hold office until a successor shall have been elected and qualified. In the event additional managers are added to the Board of Managers by the Sponsoring Member, said Managers shall be elected at each annual meeting by the Sponsoring Member and shall hold office until the first to occur of the death (or dissolution, as the case may be), Disability, resignation or removal of such Managers or until a successor to such Managers shall be elected and qualified.

        Section 5.3   Manner of Action, Quorum. At any time when there is more than one (1) Manager, the Board of Managers may not take any action permitted to be taken by the Board of Managers unless the Board of Managers acts at any regular or special meeting held in accordance with Section 5.5 hereof or by unanimous written consent in accordance with Section 5.6 of this Agreement. A majority of the Managers shall constitute a quorum for the transaction of business at any meeting. All resolutions adopted and all business transacted by the Board of Managers as a whole shall require an affirmative vote of a majority of Managers present at the meeting. Managers need not be residents of the State of Delaware or Members of the Company.

        Section 5.4   Meetings. Whenever there is more than one (1) Manager, the Board of Managers shall meet annually, without notice, following the annual meeting of the Members. The Board of Managers may set any number of regular meetings by resolution. No notice need be given for any annual or regular meeting of the Board of Managers. Special meetings of the Board of Managers may be called at any time by any two (2) Managers, on ten (10) days' prior written notice to each Manager, which notice shall specify the time and place of the meeting. Notice of any such meeting may be waived by an instrument in writing executed before or after the meeting. Managers may attend and participate in meetings either in person or by means of conference telephones or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting by means of such communication equipment shall constitute presence in person at such meeting. Attendance in person at such meeting shall constitute a waiver of notice thereof. At all meetings of Managers, a Manager may vote in person or by proxy executed in writing by the Manager. Such proxy shall be delivered to the Board of Managers at the beginning of such meeting. No proxy shall be valid after one month from the date of its execution.

        Section 5.5   Action in Lieu of Meeting. Any action to be taken at a meeting of the Managers, or any action that may be taken at a meeting of the Board of Managers, may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by all of the members of the Board of Managers.

        Section 5.6   Powers of the Board of Managers. The Board of Managers shall have plenary power and authority to conduct the business of the Company. Without limiting the generality of the preceding sentence or the powers described in Section 5.1 of this Agreement, the Board of Managers shall have full power and authority to authorize the Company:

(a)   To acquire property from any Person as the Board of Managers may determine. The fact that a Manager or a Member is directly or indirectly affiliated or connected with any such Person shall not prohibit the Board of Managers from dealing with that Person.

(b)   To borrow money for the Company from banks, other lending institutions, one or more Managers, Members, or Affiliates of a Manager or Member on such terms as the Board of Managers deems appropriate, and in connection therewith, to hypothecate, encumber and grant security interests in the assets of the Company to secure repayment of the borrowed sums. No debt shall be contracted or liability incurred by or on behalf of the Company except by the Board of Managers, or to the extent permitted under the Delaware Act, by agents or employees of the Company expressly authorized to contract such debt or incur such liability by the Board of Managers.

(c)   To purchase liability and other insurance to protect the Company's property and business.

(d)   To invest any Company funds temporarily (by way of example but not limitation) in time deposits, short-term governmental obligations, commercial paper or other investments.

(e)   Upon the affirmative vote of the Members holding at least a Majority of Interests entitled to vote thereon, to sell or otherwise dispose of all or substantially all of the assets of the Company as part of a single transaction or plan so long as such disposition is not in violation of or a cause of a default under any other agreement to which the Company may be bound. The affirmative vote of the Members shall not be required with respect to any sale or disposition of the Company's assets in the ordinary course of the Company's business.

(f)   To execute on behalf of the Company all instruments and documents, including, without limitation, checks; drafts; notes and other negotiable instruments; mortgages or deeds of trust; security agreements; financing statements; documents providing for the acquisition, hypothecation, management or disposition of the Company's Property; assignments; bills of sale; licenses; leases; partnership agreements, operating agreements of other limited liability companies; and any other instruments or documents necessary, in the opinion of the Board of Managers, to the business of the Company.

(g)   To employ accountants, legal counsel, managing agents, or other experts to perform services for the Company and to compensate them from Company funds.

(h)   To enter into any and all other agreements on behalf of the Company, with any other Person for any purpose, in such forms as the Board of Managers may approve.

(i)   To create offices and to delegate executive responsibility to them, and to appoint individuals, who need not be Managers, to serve as such Officers at the pleasure of the Board of Managers.

(j)   To incur trade credit on behalf of the Company and its business.

(k)   To expend company funds in the operation of the Company business.

(l)   To make all decisions relating to the management of Properties and all portions thereof;

(m)   To establish the compensation of employees and Officers.

(n)   To approve and make investments of Company funds and portfolio investments in other companies or other investments consistent with the business objectives of the Company.

(o)   To issue Units and other Securities for such consideration as the Board of Managers deems appropriate, specify the rights, privilege, priorities and preferences of such Units and to make and execute any amendment to this Agreement reflecting the issuance of such Units.

(p)   To fix, without Member action, the relative rights, privileges, preferences as to (i) allocations of taxable income, gain, and loss, (ii) distributions, and voting power of any special class or series of unissued Units, and to make and execute any amendment to this Agreement to effect such rights, preferences and privileges.

(q)   To establish a reasonable Reserve fund for operation of the Company and potential future or contingent Company liabilities.

(r)   To engage in any kind of legal activity and perform and carry out contracts of any kind necessary or incidental to, or in connection with the operation of the Company.

(s)   To pay, collect, compromise, arbitrate or otherwise adjust any and all claims or demands of or against the Company;

(t)   To do and perform all other acts as may be necessary or appropriate to the conduct of the Company's business.

Section 5.7   Liability for Certain Acts. No Manager shall be liable to the Company or to any Member for any loss or damage sustained by the Company or any Member except loss or damage resulting from (a) intentional misconduct, (b) knowing violation of law, or (c) a transaction from which such Manager received an improper personal benefit in violation or breach of the provisions of this Agreement.

Section 5.8   Indemnification.

(a)   <u>Of the Managers, Employees, and Other Agents</u>. To the fullest extent permitted by the Delaware Act, the Company shall indemnify the Managers, Officers and agents appointed by the Company from and against all costs of defense (including reasonable fees), judgments, fines, and amounts paid in settlement suffered by a Manager, Officer or agent because a Manager, Officer or agent was made a party to an action because the Manager, Officer or agent is or was a Manager, an Officer or an agent of the Company or an officer, Manager, partner, manager or an agent of another Person at the request of the Company, and make advances for expenses to such Managers, Officers and agents with respect to such matters to the maximum extent permitted under applicable law.

(b)   Of the Members. The Company shall indemnify each Member and hold each Member wholly harmless from and against any and all debts, obligations, and liabilities of the Company, if any, to which such Member becomes subject by reason of being a Member, whether arising in contract, tort or otherwise.

(c)   Source of Funds.   The indemnification to be provided by the Company hereunder shall be paid only from the assets of the Company, and no Member shall have any personal obligation, or any obligation to make any Capital Contribution, with respect thereto.

(d)   By the Members. Each Member shall indemnify and hold harmless the Company and each other Member from and against all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, claims, proceedings, costs, expenses, and disbursements of any kind or nature whatsoever (including, without limitation, all costs and expenses of defense, appeal, and settlement of any and all suits, actions, and proceedings and all costs of investigation in connection therewith) that may be imposed on, incurred by, or asserted against the Company or any other Member, arising by reason of such Member's breach of this Agreement.

(e)   Insurance. The Company shall have the power and authority to purchase and maintain insurance on behalf of any Person who is or was a Member, Manager, Officer, or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against any liability asserted against such Person and incurred by such Person in any such capacity, or arising out of such Person's status as such, whether or not the Company would have the power to indemnify such Person against such liability under the provisions of this Agreement or applicable law, including but not limited to, Directors and Officers liability insurance (D&O insurance) that covers liabilities for acts or omissions of such Persons in their capacities as directors, Officers, or Managers of the Company.

(f)   Indemnification Exceptions. Notwithstanding any provision of this Agreement to the contrary, no Member, Manager, Officer, or agent of the Company shall be entitled to indemnification under this Agreement in respect of any claims, demands, causes of action, losses, damages, liabilities, costs, or expenses that arise out of or are related to: (i) any breach of the duty of loyalty, if applicable; (ii) any act or omission that is determined to have been made in bad faith; (iii) intentional misconduct; (iv) a knowing violation of law; or (v) any transaction from which such Person derived an improper personal benefit. Any advancement of expenses made to a Member, Manager, Officer, or agent of the Company pursuant to this Section 5.8 shall be repaid to the Company within thirty (30) days after a final determination is made in a binding arbitration proceeding or in a non-appealable court order that such Person is not entitled to indemnification under this Agreement.

Section 5.9   Resignation. Any Manager of the Company may resign at any time by giving written notice to the Members. However, this may require approval of a lender if any loan was conditioned on the qualifications of the Manager. The resignation of a Manager shall take effect sixty (60) days after receipt of notice thereof or at such other time as shall be specified in such notice, or otherwise agreed between the Manager and Members. The acceptance of such resignation shall not be necessary to make it effective. The resignation of a Manager who is also a Member shall not affect the Manager's rights as a Member and shall not constitute an Event of Dissociation as to such Manager.

Section 5.10   Officer's and Manager's Compensation.

(a)   <u>Officers</u>. Any salaries and other compensation of the Officers shall be fixed by the Board of Managers, and no Officer shall be prevented from receiving such salary by reason of the fact that he is also a Member of the Company. Managers who are employees of the Company shall not receive special or separate compensation for serving as a Manager on the Board of Managers but may receive compensation as Officers or employees.

(b)   <u>Managers</u>. As a Member, a Manager (or its members) shall receive an allocation of Profits and Losses and a right to Distributions from the Company in accordance with Articles 10 and11 hereof. Further, the Manager and Sponsoring Member shall be reimbursed for all out-of-pocket expenses incurred in connection with the organization and offering of the Company. However, the Manager will only request reimbursement once the Company has raised more than Five Hundred Thousand and No/100 Dollars ($500,000.00) and will limit such reimbursement to Seventy-Five Thousand and No/100 Dollars ($75,000) should only Five Hundred Thousand and No/100 Dollars ($500,0000) be raised.   The Company shall compensate the Board of Managers with a management fee (the "**Management Fee**") for its services, set at a rate of one and a half percent (1.5%) of the Company's Adjusted Gross Revenues. The Management Fee shall be calculated quarterly, based on the adjusted gross revenues for the preceding quarter, and paid within fifteen (15) days after the end of each calendar quarter. If there is more than one Manager, the Management Fee shall be allocated among the Managers according to an agreed-upon formula or, absent such agreement, equally. The Board of Managers may adjust the allocation of the Management Fee amongst themselves by mutual agreement, provided that such adjustments do not affect the total Management Fee payable by the Company.

Section 5.11   Conflicting Interest Transactions. Subject to any separate agreement among the Members (and their respective Affiliates, as applicable), a Member or an Affiliate of a Member may engage in and possess interests in other business ventures of any and every type and description, independently or with others, including ones in competition with the Company, with no obligation to offer to the Company, any other Member or any Affiliate of another Member the right to participate therein. Subject to <u>Section 8.9(vi)</u>, the Company may transact business with any Member or Affiliate thereof, provided the terms and conditions of those transactions are no less favorable to the Company than those that could be obtained from an unrelated third party. The Members agree that (i) no Member or Affiliate of a Member shall be restricted in its right to conduct, individually or jointly with others, for its own account any business activities, and (ii) no Member or its Affiliates shall have any duty or obligation, express or implied, to account to, or to share the results or profits of such other business activities with the Company, any other Member or any Affiliate of any other Member, by reason of such other business activities. Except as this Agreement explicitly may provide otherwise, each Member, to the extent entitled to act or vote on, or to approve or disapprove, matters relating to the Company, may do so in its sole discretion and, in exercising that discretion, may take into account that Member's and its Affiliates' own interests.

Section 5.12 Parallel Funds, Special Purpose Entities and Co-Investment Opportunities.

(a)   Parallel Funds. The Board of Managers may, in its discretion and to the extent permitted by applicable law, create or sponsor partnerships or other vehicles that will be formed for participating *pro rata* and *pari passu* in the portfolio companies of the Company ("**Parallel Fund**"). The Parallel Fund may consist of certain investors who for a variety of reasons may not wish to participate in the investments through the Company. Any costs associated with the formation and administration of a Parallel Fund will be paid by the investors in the Parallel Fund. It is the intention of the Board of Managers that the Board of Managers of the Company will also act as the Manager of the Parallel Fund; provided, however, if such an arrangement were to become prohibited or result in a conflict of interest, a separate Board of Managers will be established. The Parallel Fund will contain the similar economic terms, rights, restrictions and obligations for its investors as are applicable to Investors in the Company. Like the restrictions on transfer of Units in the Company, investors in the Parallel Fund will not have the right to transfer their interest in the Parallel Fund without the consent of the Board of Managers, except in certain limited circumstances to permitted transferees. No Parallel Fund will at any time sell, exchange, transfer or otherwise dispose of an interest in a subsidiary that was acquired as a co-investment with the Company unless (i) the Company and the Parallel Fund sell, exchange, transfer or otherwise dispose of, at substantially the same time, their interest in such subsidiary, and the aggregate amount of such interest sold, exchanged, transferred or otherwise disposed of by the Company and the Parallel Fund is allocated among the Company and the Parallel Fund pro rata in proportion to the aggregate amounts respectively invested by the Company and the Parallel Fund on such subsidiary; and (ii) the terms of such rate, exchange, transfer or other disposition, except to the extent necessary to address regulatory or other legal considerations, are substantially the same as those applicable to such rate, exchange, transfer or other disposition by the Company at such time. The Board of Managers shall fully disclose to the Members any fees, carried interests, or other compensation that the Board of Managers or any affiliated entity may receive in connection with the formation, management, or operation of any Parallel Fund.

(b)   Special Purpose Entities (SPEs).   Where the Board of Managers deems it appropriate, the Company may use special purpose entities as subsidiaries, including corporations, limited liability companies and limited partnerships to acquire and hold Properties. The Board of Managers may also cause the Company to invest through corporations, limited liability companies, limited partnerships, joint ventures (both with third parties and affiliates of the Manager), or other arrangements in which the Company has an economic interest and where such arrangements are reasonably expected to preserve in all material respects the overall economic relationship of the Members.

(c)   Co-investment. To the extent that the Board of Managers determines that any Company investment requires co-investment by third parties, the Board of Managers may offer, but is not required to offer, to the Board of Managers and all Class B Members (who qualify as "accredited investors" as defined in Rule 501 of the Securities Act, as required by law) the opportunity to co-invest on a side-by side basis with the Company and the Parallel Fund in such investment. The Board of Managers will have the right, in its sole discretion, to accept all, none or any portion of such Class B Member's capital for such co-investment opportunity and may offer all or any portion of such co-investment opportunity to any third parties, and the terms offered to such third parties may be different than the co-investment terms offered to electing Class B Members. With regard to any co-investment comprised of electing Class B Members, the Board of Managers, in its sole discretion, will be entitled to receive from the participating Class B Members: (i) any management fees computed in the same manner as management fees payable hereunder and (ii) a carried interest computed in the same manner as that of the Company. The Company and the co-investing Class B Members will participate in the distributions from each co-investment *pari passu* in proportion to the relative capital invested by the Company and each of them in the co-investment. The Board of Managers shall fully disclose to the Members any fees, carried interests, or other compensation that the Board of Managers or any Affiliated entity may receive in connection with any co-investment opportunity.

Section 5.13 Employment of Affiliated or Unaffiliated Service Providers. The Company may employ Affiliated or unaffiliated service providers, including, but not limited to real estate brokers, property managers, engineers, contractors, architects, title or escrow companies, attorneys, accountants, bookkeepers, property inspectors, etc., as necessary to facilitate the acquisition, management, and sale of a Property.

Section 5.14 Delegation of Duties. The Board of Managers shall have the right to perform or exercise any of its rights or duties under this Agreement through delegation to or contract with Affiliated or unaffiliated service providers, agents, or employees of a Manager, provided that all contracts with Affiliated Persons are on terms at least as favorable to the Company as could be obtained through arms-length negotiations with unrelated third parties; and further provided that the Board of Managers shall remain primarily responsible for the active supervision of such delegated work.

Section 5.15 Manager's Reliance on Information Provided by Others. The Board of Managers is entitled to rely on information, opinions, reports, or statements, including but not limited to financial statements or other financial data, provided or prepared by:

(a) Company Personnel. One or more Members, Managers, employees, or contractors of the Company whom the Board of Managers reasonably believes to be reliable and competent in the matter presented;

(b) Professional Advisors. Legal counsel, accountants, or other professionals or experts, provided the Board of Managers reasonably believes that the matters fall within such Person's professional or expert competence; or

(c) Committees. A committee of Members or Managers of which the Board of Managers is not a member, provided the Board of Managers reasonably believes that the committee merits confidence.

Section 5.16 Fiduciary Duties of Managers.

(a) General Fiduciary Duties. The Board of Managers owes fiduciary duties to the Company and the Members, specifically including the duty of care, the duty of disclosure, and the duty of loyalty, as described below. Members have the right to expect the Board of Managers to: (a) act in the best interests of the Company, employing best efforts in all actions taken on the Company's behalf; (b) refrain from acting in a manner adverse to the interests of the Company or its Members; (c) avoid acting on its own behalf in matters that conflict with the Company's interests, unless such actions are in the Company's best interests and are fair and reasonable under the circumstances; (d) utilize all available skill, care, and due diligence in managing the Company's affairs; (e) additionally, the Board of Managers must make complete and truthful disclosures to enable Members to make informed decisions. The Board of Managers is prohibited from gaining any advantage at the expense of the Members without prior disclosure to the Company and its Members.

(b)   Duty of Care and the Business Judgment Rule. The Board of Managers is required to discharge its duties with the same care, skill, diligence, and prudence as a reasonably prudent person in a similar position. The standard for assessing these actions is the "business judgment rule," which presumes that a Manager acts in the best interests of the Company when making decisions with due care and in good faith.

(c)   Duty of Disclosure. The Board of Managers has an affirmative duty to disclose all material facts to the Members. A fact is material if it is substantially likely that a reasonable investor would consider it important in making an investment decision. The Board of Managers must avoid making false statements and ensure that no material facts are omitted that could mislead the Members. The Board of Managers must also disclose any conflicts of interest between its interests (or those of its Affiliates) and the interests of the Company or any Members.

(d)   Duty of Loyalty. The Board of Managers is obligated to refrain from engaging in activities that compete with the Company's business until the Company is dissolved. However, the Members acknowledge that the members of the Board of Managers may have interests in other similar properties and companies, which may compete for its time and resources. Such involvement shall not constitute a violation of this duty, provided it does not directly compete with the Company's business operations.

Section 5.17   Manager Removal Process and Notice to Perform.

(a)   Notice to Perform. Before initiating a removal action under this section for Cause, Class B Members (excluding the Manager subject to removal hereunder) holding at least seventy-five percent (75%) of all Member Interests, including Member Interests held by Class B Members (the "**Requisite Interests**") must issue a Notice to Perform to the Manager in accordance with the notice provisions in Section 16.14 hereof. The Notice to Perform must detail the concerns of the Members and provide the Board of Managers with up to sixty (60) days to address and rectify these concerns to the satisfaction of the Members. If the Board of Managers fails to satisfactorily respond to the Notice to Perform, the Manager (or Managers) on the Board of Managers may be removed for Cause, either temporarily or permanently, by (a) a vote of the Requisite Interests, or (b) a decision by an arbitrator or judge as provided in Section 16.21. It is noted that the removal of a Manager may require lender approval or substitution of a loan guarantor if any loan terms were contingent upon the Manager's qualifications. The outgoing Manager must serve until a new Manager is appointed. The Class B Members agree that any right of removal shall be exercised in good faith.

(b)   Removal Notice Requirements. A Manager's removal shall be executed through a removal notice signed by the Requisite Interests (the "**Removal Notice**"). The Removal Notice shall be sent via express or overnight delivery to the Manager's recorded place of business or via electronic mail in accordance with the terms of this Agreement. The Removal Notice shall name the new Manager(s) who will succeed the removed Manager(s), or a designated Member to whom the removed Manager must transfer all necessary documents and items for the Company's continued management. Within fifteen (15) business days of the Removal Notice or any reasonable extension requested by the removed Manager(s) (not exceeding thirty (30) calendar days), the removed Manager must surrender all documents, records, bank accounts, and other relevant items (collectively, "**Documents and Other Items**") related to the Company's management to the newly appointed Manager(s) or designated Member. If the removed Manager fails to comply, the Company may recover any costs incurred in obtaining or re-creating such Documents and Other Items, including legal fees, from any Distributable Cash or Management Fees otherwise owed to the removed Manager. In the event that the removed Manager(s) contests the Removal Notice in good faith by delivering written notice to the Company within fifteen (15) days following its receipt of a Notice of Removal, the Manager(s) subject to said Removal Notice shall remain on the Board of Managers until the disputed removal is finally resolved in accordance with Section 16.21 hereof.

(c)   Removal of an Affiliated Property Manager. Should the Manager be removed for Cause, any Affiliate serving as the Property manager may also be removed, provided that the Notice to Perform and Removal Notice explicitly include the Property manager. The removal of the Property manager, if specified, shall coincide with the removal of the Manager(s). If the Property manager is not mentioned or is not affiliated with the removed Manager(s), its removal must be carried out according to the terms of any existing contract between the Property manager and the Company (or a subsidiary thereof, as the case may be).

(d)   Applicability of Dispute Resolution Procedure. A removed Manager may invoke the dispute resolution process outlined in Section 16.21 hereof to resolve disputes concerning reinstatement or the determination of Distributable Cash or Management Fees they may be entitled to receive.

Section 5.18   Effect of Resignation or Removal on a Manager's Cash Distributions and Fees.

Upon the removal or resignation of the initial Manager:

(a)   Expense Reimbursements. The initial Manager retains the right to reimbursement for startup and operational costs, including any accrued interest, as specified in Section 5.10(b), even if these amounts are unpaid at the time of removal.

(b)   Distribution or Member Interest Rights. The Class A Units held by RD Lee Capital Partners LLC are irrevocable and remain unaffected by its resignation or removal from the Board of Managers.

(c)   Continuing Rights as Member. A removed Manager is entitled to copies of all financial statements provided to Members as long as they have rights to Management Fees or Distributions. Should a member of the removed Manager or the Manager itself continue as a

Member, they retain all rights typical to a Member, including participation in Distributions, communications, voting, and interaction with the replacement Manager.

Section 5.19   Vacancies. Should a Manager resign, be removed, or otherwise cease to function, a successor shall be elected by a Majority of Interests held by all Members (including Class A and Class B Members). The newly elected Manager shall serve the unexpired term of their predecessor and continue until their successor is duly elected and qualified, or until their earlier resignation, removal, death, liquidation, dissolution, or termination.

Section 5.20   Key Person Event.

(a)   So long as **RD Lee Capital Partners LLC** or any of its Affiliates is the sole Manager on the Board of Managers, the Board of Managers shall cause each Key Person to devote a substantial amount of their business time and attention to the activities of the Company's business. At any time and from time to time, the Sponsoring Member may, with the consent of a Majority of Interests held by all Members (including Class B Members), replace a Manager with a substitute Manager that is not an Affiliate of the Sponsoring Member and any of the Key Persons with substitute Key Persons and add additional Key Persons hereunder. However, if the substitute or additional Manager is an Affiliate of the Sponsoring Member, no Member consent shall be required.

(b)   So long as **RD Lee Capital Partners LLC** or any of its Affiliates is the sole Manager on the Board of Managers, if Ramel Lee as the Key Person ceases to continue to devote a substantial amount of his business time to the activities of the Company's business (including as a result of termination of employment, death, disability, or removal) (such event, a "**Key Person Event**"), the Board of Managers or the Sponsoring Member shall promptly provide notice to the Class B Members and investors in any Parallel Funds (collectively, the "**Fund Investors**"). If the Sponsoring Member has not appointed a substitute Manager upon the occurrence of a Key Person Event within ninety (90) days following said Key Person Event, the Fund Investors shall have the power and authority to appoint a substitute Manager with the vote of a Majority of Interests of the Fund Investors.

ARTICLE 6.

OFFICERS

Section 6.1   General Provisions. The Officers of the Company shall consist of a Chief Executive Officer, a President, a Secretary, and a Treasurer who shall be elected by the Board of Managers. The Board of Managers at any time and from time to time may appoint such other Officers as it shall deem necessary, including a Chief Financial Officer, Chief Operating Officer, and one or more Vice Presidents, who shall hold their offices for such terms as shall be determined by the Board of Managers, and shall exercise such powers and perform such duties as shall be determined from time to time by the Board of Managers or the Chief Executive Officer. Each Officer shall serve for the term of office for which he or she is elected or appointed and until his or her successor has been elected or appointed and has qualified or his or her earlier resignation, removal from office, or death. Any two (2) or more offices may be held by the same person, except that the President and the Secretary shall not be the same person.

Section 6.2   Chief Executive Officer. The Chief Executive Officer shall have general charge of the business and affairs of the Company, shall have final decision-making authority in the conduct of all business affairs of the Company, and shall preside at meetings of the Members. The Chief Executive Officer may perform such acts, not inconsistent with the applicable law or the provisions of this Agreement, usually performed by the principal executive officer of a limited liability company and may sign and execute all authorized notes, bonds, contracts and other obligations in the name of the Company. The Chief Executive Officer shall have such other powers and perform such other duties as the Board of Managers shall designate or as may be provided by applicable law or elsewhere in this Agreement.

Section 6.3   President. The President shall have responsibility for the day-to-day operations of the business of the Company. The President may perform such acts, not inconsistent with the applicable law or the provisions of this Agreement, and may sign and execute all authorized notes, bonds, contracts and other obligations in the name of the Company. The President shall have such other powers and perform such other duties as the Board of Managers shall designate or as may be provided by applicable law or elsewhere in this Agreement, and in the event of the disability or death of the Chief Executive Officer, he shall perform the duties of the Chief Executive Officer unless and until a new Chief Executive Officer is elected by the Board of Managers.

Section 6.4   Secretary. The Secretary shall keep minutes of all meetings of the Members and the Board of Managers and have charge of the minute books and shall perform such other duties and have such other powers as may from time to time be delegated to him or her by the President or the Board of Managers.

Section 6.5   Treasurer. The Treasurer shall be charged with the management of the financial affairs of the Company, shall have the power to recommend action concerning the Company's affairs to the President, and shall perform such other duties and have such other powers as may from time to time be delegated to him or her by the President or the Board of Managers.

Section 6.6   Assistant Secretaries and Treasurers. Vice Presidents, Assistants to the Secretary and Treasurer and such other Officers as may be designated from time to time may be appointed by the President or elected by the Board of Managers and shall perform such duties and have such powers as shall be delegated to them by the President or the Board of Managers.

Section 6.7   Vacancy in Office. In case of the absence of any Officer of the Company, or for any other reason that the Board of Managers may deem sufficient, the Board of Managers may delegate, for the time being, any or all of the powers or duties of such Officer to any Officer or to any Manager.

ARTICLE 7.

RIGHTS AND OBLIGATIONS OF MEMBERS

Section 7.1   Limitation on Liability. Each Member's liability shall be limited as provided in the Delaware Act.

Section 7.2   No Liability for Company Obligations. No Member will have any personal liability for any debts or losses of the Company beyond such Member's Capital Contributions, except as provided by law.

Section 7.3   List of Members. Upon written request of any Member, the President shall provide a list showing the names, addresses, and the number of Units owned of record by all Members and the other information required by the Delaware Act.

Section 7.4   Priority and Return of Capital. Except as expressly provided in Article 10, no Member shall have priority over any other Member, either as to the return of Capital Contributions or as to Profits, Losses, or Distributions. This Section 7.4 shall not apply to loans (as distinguished from Capital Contributions) which a Member has made to the Company.

Section 7.5   Participation. Except as otherwise set forth herein, Members shall not participate in the day-to-day management of the business of the Company.

Section 7.6   Deadlock. Unless otherwise expressly set forth herein, in the event the Members are unable to reach agreement on or make a decision with respect to any matter on which the Members are entitled to vote, the matter shall be subject to the dispute resolution process set forth in Section 16.21 hereof.

Section 7.7   Right of First Refusal and Co-Sale Rights.

(a)   Bona Fide Offer. If any Member (the "**Selling Member**") desires to sell, transfer or assign for valuable consideration any of such Member's Units (a "**Transfer**") (if there is more than one (1) Member), such Member shall first obtain a bona fide offer for the purchase of the Units (such Units hereinafter being referred to in this Section as the "**First Refusal Units**"). A "bona fide offer" for purposes of this Agreement shall mean a good-faith offer, in writing, from any third party that is not an Affiliate or immediate family member (or a trust established for their benefit) as set forth in the definition of "Permitted Disposition" of the Selling Member (such unaffiliated third party, which may be another Member, hereinafter referred to as the "**Proposed Purchaser**"), for cash or for terms, with the intent to purchase and sell, and without fraud or collusion. Prior to any such Transfer, the Selling Member shall give written notice (the "**First Refusal Notice**") to the Company of the proposed Transfer and the Company shall promptly provide said written notice to the other Members (the "**Non-Selling Members**"). A copy of the bona fide offer, and all other documents in connection with the proposed Transfer, shall be attached to the First Refusal Notice. The First Refusal Notice shall constitute an offer by the Selling Member to sell all of the First Refusal Units to the Company and the Non-Selling Members on the terms and conditions contained therein. Specifically, the First Refusal Notice shall set forth all the material terms of the proposed Transfer, including without limitation, (i) the name and address of the Proposed Purchaser;

(ii) the First Refusal Units proposed to be transferred; (iii) the total consideration to be paid; and (iv) the method of payment. The First Refusal Notice also shall provide that the Company and the Non-Selling Members shall have the right to purchase all, but not less than all, of the First Refusal Units in accordance with the terms and conditions of this Agreement.

(b) Company's Election to Purchase. Commencing upon receipt by the Company of the First Refusal Notice and continuing for a period of thirty (30) days thereafter, the Company may, at any time during such thirty (30) day period (the "**Company First Refusal Period**"), elect to purchase all, but not less than all, of the First Refusal Units for the total consideration to be paid as set forth in the First Refusal Notice, unless otherwise agreed by the Selling Member. In the event the Company elects to purchase the First Refusal Units, it must do so by delivering notice of its election to purchase the First Refusal Units to the Selling Member and the Non-Selling Members within the Company First Refusal Period. Unless otherwise agreed by the Selling Member and the Company, the closing for the purchase of the First Refusal Units shall be held at the Company's principal place of business not later than the first business day which is sixty (60) days following the Company's receipt of the First Refusal Notice. At the Company's option, the price paid at closing for the First Refusal Units may be in cash, or in the same manner and on the same terms as specified in the First Refusal Notice.

(c) Non-Selling Members' Election to Purchase. In the event the Company does not elect to purchase all of the First Refusal Units within the Company's First Refusal Period, the Company shall then notify the Non-Selling Members in writing (the "**Notice of Company Waiver**") within seven (7) days following the Company's decision not to exercise its right to purchase the First Refusal Units that the Non-Selling Members shall have the right to purchase all, but not less than all of the First Refusal Units for the consideration to be paid as set forth in the First Refusal Notice. Commencing upon receipt of the Notice of Company Waiver and continuing for a period of thirty (30) days thereafter, the Non-Selling Members may at any time during such thirty (30) day period (the "**Member First Refusal Period**") elect to purchase all, but not less than all, of the First Refusal Units for the consideration to be paid as set forth in the First Refusal Notice, unless otherwise agreed by the Selling Member. In the event that one or more of the Non-Selling Members elect to purchase all of the First Refusal Units, they must do so by delivering notice of their election to purchase the First Refusal Units to the Company (which will promptly notify the other Non-Selling Members) and Selling Member within the Member First Refusal Period. Unless otherwise agreed among the Non-Selling Members, each Non-Selling Member exercising the first refusal right shall purchase a portion of the First Refusal Units that bears the same ratio as each Non-Selling Member's Units bears to the total outstanding Units of all Non-Selling Members. In the event the First Refusal Units offered to the Non-Selling Members is not fully subscribed by such Members, the remaining Non-Selling Members who accept such offer (the "**Electing Non-Selling Members**") shall be notified in writing by the Company within seven (7) days from the expiration of the Member First Refusal Period , and the Electing Non-Selling Members shall have an additional ten (10) days from the date of receipt of such notice to purchase, in such proportions as they may agree among themselves, the unsold portion of the First Refusal Units. If they cannot agree among themselves, each Electing Non-Selling Member shall acquire that proportion of the unsold portion of the First Refusal Units as is determined by multiplying the number of such unsold Units by a fraction, the numerator of which is the number of Units held by such Electing Non-Selling Member and the denominator of which is the aggregate number of Units held by all Electing Non-Selling Members.

(d) Closing. Unless otherwise agreed by the Selling Member and the Non- Selling Members, the closing for the purchase of the First Refusal Units shall be held remotely via electronic transmission of documents and funds (or as otherwise mutually agreed by all Non-Selling Members and the Selling Member) within ninety (90) days following the Company's receipt of the First Refusal Notice by the Company's legal counsel. At the Non-Selling Member's option, the price paid at closing for the First Refusal Units may be in cash, or in the same manner and on the same terms as specified in the First Refusal Notice. At the closing, the Company or the Non-Selling Members, as the case may be, shall purchase the First Refusal Units. Upon receipt of payment of the purchase price as provided in this section, including receipt of executed promissory notes if the purchase price is to be paid other than in cash at closing, the Selling Member shall execute and deliver any and all instruments and documents necessary to effectuate the transfer of the First Refusal Units to the Company or the Non-Selling Members, as the case may be, free and clear of any and all taxes, debts, claims, judgments, liens or encumbrances.

(e)   Right of Co-Sale. If a Selling Member desires to sell any Units as provided in this section, and if the Company and the Non-Selling Members do not elect pursuant to this section to purchase all of the First Refusal Units that the Selling Member desires to sell, then the Non-Selling Members shall have the right to sell a portion of their Units (hereinafter referred to as the "**Co-Sale Units**") to the prospective purchaser on the same terms received by the Selling Member, in accordance with the following procedure:

(i)   Within sixty (60) days following receipt by the Company of the First Refusal Notice, the Selling Member shall give written notice to the Company (which shall promptly provide such notice to the Non-Selling Members) that (i) the Company and the Non-Selling Members have not elected to purchase all the First Refusal Units desired to be sold within the time periods prescribed in this section, and (ii) the Non-Selling Members may elect their right of co-sale.

(ii)   The Non-Selling Members shall have fifteen (15) days to determine if they desire to sell a portion of their Co-Sale Units to the Proposed Purchaser.

(iii)   If a Non-Selling Member elects to sell its Co-Sale Units pursuant to this section, it shall have the right to sell to such Proposed Purchaser an amount equal to the total number of Units being offered to the Proposed Purchaser multiplied by a fraction, the numerator of which shall be the number of Units held by such Non-Selling Member and the denominator of which shall be the aggregate number of Units held by all Members. The total Units which the Selling Members shall be entitled to sell to the Proposed Purchaser shall be accordingly reduced by such amount.

(f)   Third Party Transfer. If the First Refusal Units are not purchased by the Company or the Non-Selling Members pursuant to the provisions of this section, then, subject to any adjustment to give effect to the exercise of Non-Selling Members co-sale rights under this Section, the Selling Member may transfer the Economic Interest represented by all of the

First Refusal Units to the Proposed Purchaser at any time after one hundred and twenty (120) days following the Company's receipt of the First Refusal Notice, at the price and on the same terms specified in the First Refusal Notice. Subject to the condition that the Proposed Purchaser agrees to be bound by the terms and conditions of this Agreement, the Proposed Purchaser shall be admitted as a Member and the First Refusal Units shall continue to be subject to the terms of this Agreement.

(g)   Rights not Exercisable by Economic Interest Holders. The rights of first refusal and co-sale rights granted Members by this section may not be exercised by an Economic Interest owner and Class B Members with initial Capital Contributions to the Company of less than Ten Thousand and no/100 Dollars ($10,000.00), and shall not apply following the initial offering of any Units or other Company Securities to the public pursuant to a registration statement filed pursuant to the Securities Act of 1933, as amended (the "**1933 Act**") and pursuant to Regulation A+ under the 1933 Act.

Section 7.8   **Drag Along Rights.**

(a)   Prior to an initial public offering of the Units by the Company, in connection with any proposed transfer of Units representing a Majority of Interests (a "**Drag Sale**"), such selling Members ("**Drag Sale Initiating Members**") shall have the right to require each non-selling Member (each, a "**Co-Seller**") to transfer their Units in the Drag Sale. Each Co-Seller agrees to transfer the same percentage of Units as transferred by the Drag Sale Initiating Members determined by dividing the number of Units being transferred by the Drag Sale Initiating Members by the total number of Units held by the Drag Sale Initiating Members. All such computations shall be made on a fully diluted basis. All Units transferred by Members pursuant to this Section 7.8 shall be sold at the same price and otherwise treated identically with the Units being sold by the Drag Sale Initiating Members in all respects; provided, that the Co-Seller shall not be required to make any representations or warranties in connection with such transfer other than representations and warranties as to (i) such Co-Seller's ownership of the Units to be transferred free and clear of all liens, claims and encumbrances, (ii) such Co-Seller's power and authority to effect such transfer, and (iii) such matters pertaining to compliance with securities laws as the transferee may reasonably require.

(b)   The Company, on behalf of the Drag Sale Initiating Members, shall give each Co-Seller at least thirty (30) days' prior written notice of any Drag Sale as to which the Drag Sale Initiating Members intend to exercise their rights under Section 7.8. If the Drag Sale Initiating Members elect to exercise their rights under Section 7.8, the Co-Sellers shall take such actions as may be reasonably required and otherwise cooperate in good faith with the Drag Sale Initiating Members in connection with consummating the Drag Sale (including, without limitation, the voting of any Units of the Company to approve such Drag Sale). At the closing of such Drag Sale, each Co-Seller shall deliver certificates (if any) for all Units to be sold by such Co-Seller, duly endorsed for transfer, with the signature guaranteed, to the purchaser against payment of the appropriate purchase price.

Section 7.9   **Failure to Deliver Units to the Company**. If a Member becomes obligated to sell any Units to the Company or to the Other Members ("**Other Members**") under this

Agreement (the "**Obligated Member**") and fails to deliver such Units in accordance with the terms of this Agreement, the Company or such Other Members may, in addition to all other remedies it or they may have, tender to the Obligated Member, at the address set forth in the Units transfer records of the Company, the purchase price for such Units as is herein specified, and (i) in the case of Units to be sold to the Company pursuant to this Agreement, cancel such Units on its books and records whereupon all of the Obligated Member's right, title, and interest in and to such Units shall terminate, (ii) in the case of Units to be sold to an Other Member under this Agreement, issue certificates representing such Units to the Other Member and register the Other Member on its Company's books and records as the record owner of the Units whereupon all of the Obligated Member's right, title, and interest in and to such Units shall terminate.

Section 7.10 Company's Inability to Purchase. If the Company is entitled to purchase the Units of a Member pursuant to this Agreement and the Company at such time is unable to fulfill its obligations hereunder because of the Company's commitments to creditors or because the Board of Managers has determined that the Company does not have the financial wherewithal to perform the obligation of the Company, the Company may assign its rights or delegate its obligations hereunder to all other Members with the right to assume such rights as set forth herein (the "**Other Members**").   Each Other Member shall have the right to purchase up to such Member's pro-rata share of any such Units, with the pro-rata share of any other Member not purchasing a pro-rata share of such Units made available on a pro-rata basis, to the other Members who did purchase their respective pro-rata allocation. The Other Members may then perform all of the obligations of the Company, and exercise all rights of the Company, with respect to the purchase of such Units.

Section 7.11 Status of Units Purchased by Company.   Units purchased by the Company pursuant this Article 7 shall not be deemed to be outstanding and shall revert to authorized and unissued Company Units.

Section 7.12 Other Activities. Each Member may engage in whatever activities the Member may choose, either alone or with one or more Other Members or Persons selected by the Member in such Member's sole discretion, including, without limitation, activities that compete with the Company's business, without having or incurring any obligation to offer any interest in such activities to the Company or to any Other Member, and each Member waives any right or claim of participation therein.

Section 7.13 Confidentiality.   Each Member agrees that the provisions of this Agreement, all Proprietary Information received from or otherwise relating to the Company or its business will be confidential, and will not be disclosed, used or otherwise released to any other Person (other than another party hereto), without the approval of the Board of Managers. The obligations of the Members hereunder will not apply (i) to the extent that the disclosure of information otherwise determined to be confidential is required to comply with their respective disclosure obligations to their shareholders or members, as applicable, (ii) to the extent that the disclosure of information otherwise determined to be confidential is required by applicable law or (iii) to the disclosure of information as necessary to a Member's attorneys or accountants (including information related to the tax treatment of the transactions described herein and any facts relevant to the federal income tax treatment of the proposed transaction, excluding the identity of any other Member or its respective Affiliates); provided, however, that prior to disclosing such confidential information, to the extent practicable a Member must notify the Company thereof, which notice will include the basis upon which such Member believes the information is required to be disclosed.

ARTICLE 8.

MEETINGS OF MEMBERS

Section 8.1   Annual Meeting. A meeting of Members may be held (but is not required to be held) annually. Any annual meeting shall be held at such time and place and on such date as the Board of Managers shall determine from time to time and as shall be specified in the notice of the meeting. Failure to hold the annual meeting of Members as provided above shall not invalidate any actions taken by the Company after the failure to hold the annual meeting as provided above.

Section 8.2   Special Meetings. Special meetings of Members, for any purpose or purposes, unless otherwise prescribed by statute, may be called by any Manager, and shall be called by the President upon the written request of a Member or Members holding at least thirty percent (30%) of the then outstanding Units held by all Members. Special meetings of Members shall be held at such time and place and on such date as shall be specified in the notice of the meeting.

Section 8.3   Place of Meetings. Annual or special meetings of Members may be held within or outside the State of Delaware.

Section 8.4   Notice of Meetings. Written notice of annual or special meetings of Members stating the place, day, and hour of the meeting shall be given not less than ten (10) nor more than fifty (50) days before the date of the meeting, either personally or by mail, by or at the direction of the Board of Managers or person calling the meeting, to each Member entitled to vote at such meeting. If mailed, such notice shall be deemed to be given two calendar days after being deposited in the United States mail, addressed to each Member at the address of each Member as it appears on the books of the Company, with postage thereon prepaid. Said notice shall also be deliverable by electronic mail or other electronic means as permitted by this Agreement. Notice of a meeting may be waived by an instrument in writing executed before or after the meeting. The waiver need not specify the purpose of the meeting or the business transacted or to be transacted. Attendance at such meeting in person or by proxy shall constitute a waiver of notice thereof. Notice of any special meeting of Members shall state the purpose or purposes for which the meeting is called.

Section 8.5   Meeting of all Members. If all of the Members entitled to vote shall meet at any time and place, either within or outside of the State of Delaware, and consent to the holding of a meeting at such time and place, such meeting shall be valid without call or notice, and at such meeting any lawful action may be taken.

Section 8.6   Record Date. For the purpose of determining Members entitled to notice of or to vote at any meeting of Members or any adjournment thereof, or Members entitled to receive payment of any Distribution, or in order to make a determination of

Members for any other purpose, the date on which notice of the meeting is emailed (or mailed) or the date on which the resolution declaring such distribution is adopted, as the case may be, shall be the record date for such determination of Members. When a determination of Members entitled to vote at any meeting of Members has been made as provided in this <u>Section 8.6</u>, such determination shall apply to any adjournment thereof.

Section 8.7   Quorum. At all meetings of Members, a Majority of Interests held by Members entitled to vote and represented at such meeting, in person or by proxy, shall constitute a quorum for the transaction of business. In the absence of a quorum at any such meeting, a majority of the Units so represented may adjourn the meeting from time to time for a period not to exceed sixty (60) days without further notice. However, if at the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each Member of record entitled to vote at the meeting. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally noticed. The Members present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal during such meeting of that number of Units whose absence would cause less than a quorum to be present.

Section 8.8   Manner of Acting. If a quorum is present, the affirmative vote of Members holding at least a majority of the Units held by all Members entitled to vote and represented at the meeting, in person or by proxy and entitled to vote, shall be the act of the Members, unless the vote of a greater or lesser proportion or number is otherwise required by the Delaware Act, by the Certificate of Formation, or by this Agreement. Unless otherwise expressly provided herein or required under applicable law, only Members who have the right to vote or consent upon any such matter and only their vote or consent, as the case may be, shall be counted in the determination of whether the requisite matter was approved by the Members.

Section 8.9   Actions Requiring Class A and Class B Member Approval. In addition to specific requirements for Member action specified elsewhere in this Agreement, the Members shall have the right, by the affirmative vote of Members holding at least a majority of the Units held by all Members entitled to vote thereon (including Class B Members), to approve (i) the sale, conveyance, or disposition of all or substantially all of the Company's property or business, or a merger into or consolidation into any other Person, or the effectuation of any transaction or series of related transactions in which more than 50% of the voting power of the Company is disposed of; (ii) the substantive amendment, restatement, alteration or repeal of any provision of this Agreement, except as otherwise expressly permitted herein; (iii) the guarantee of any indebtedness or other obligation of any Person(s) not a subsidiary of the Company; (iv) the making of any loan to any Person; (v) any transfer, sale, lease, exclusive license or disposal by the Company or a subsidiary of any material portion of the assets of the Company (including any exclusive license of any material intellectual property rights of the Company's) other than in the ordinary course of business; (vi) any interested party transaction or arrangement with an Affiliate of a Member or Manager; (vii) all actions required by law to be approved by the Members; or (viii) permit any subsidiary of the Company to take any of the foregoing actions.

Section 8.10 Proxies. At all meetings of Members, a Member entitled to vote at such meeting may vote in person or by proxy executed in writing by the Member or by a duly authorized attorney-in-fact. Such proxy shall be filed with the Board of Managers of the Company before or at the time of the meeting. No proxy shall be valid after eleven (11) months from the date of its execution, unless otherwise provided in the proxy.

Section 8.11 Action by Members Without a Meeting. Action required or permitted to be taken at a meeting of Members may be taken without a meeting if the action is evidenced by one or more written consents describing the action taken, signed by the Members holding a Majority of Interests entitled to vote at a meeting of Members, or such greater number as may be required to approve such action, and delivered to the Board of Managers of the Company for inclusion in the minutes or for filing with the Company records. Action taken under this Section 8.11 is effective when the Members required to approve such action have signed the consent, unless the consent specifies a different effective date. The record date for determining Members entitled to take action without a meeting shall be the date the first Member signs a written consent.

Section 8.12 Waiver of Notice. When any notice is required to be given to any Member, a waiver thereof in writing signed by the Person entitled to such notice, whether before, at, or after the time stated therein, shall be equivalent to the giving of such notice.

Section 8.13 Meeting by Telephone; Action by Consent. Members may also meet by conference telephone call or videoconference if all Members participating in such call constituting a quorum can hear one another on such call and the requisite notice is given or waived.

ARTICLE 9.

AUTHORIZED CAPITAL, CAPITAL CONTRIBUTIONS, AND LOANS

Section 9.1 Authorized Issuances of Units. The maximum number of Units that may be issued by the Company is 10,000,000, (i) of which 2,000,000 shall be designated voting Class A Units and (ii) 8,000,000 shall be designated non–voting Class B Units. The Board of Managers shall have the authority without Member action to adopt option plans and to issue all authorized but unissued Units for such consideration as the Board of Managers deems appropriate. Any increase of the maximum number of Units that may be issued by the Company shall require a majority vote of the issued and outstanding Class A Units.

Section 9.2 Unit Certificates. The Units are issued in book entry form and are not represented by certificates.

Section 9.3 Transfer of Units. Transfers of Units shall be made on the Units books of the Company by the Transferring Member in person or by power of attorney and only upon compliance with the provisions of this Agreement, and if certificated, upon surrender of the old certificate evidencing the Units to be transferred, duly assigned to the transferee.

Section 9.4 Capital Contributions. Each Member shall make an Initial Capital Contribution in an amount determined by the Board of Managers with the amount thereof specified in the applicable Subscription Agreement, if any, for such Units.

Section 9.5   Additional Contributions; **Manager Advances and Third Pary Loans**.

(a)   Except as set forth in <u>Section 9.4</u> hereof, no Member shall be required to make any Capital Contributions or loans to the Company. To the extent approved by the Board of Managers, from time to time Members may be permitted to make additional Capital Contributions and/or loans if and to the extent they so desire, and if the Board of Managers determines that such additional Capital Contributions and/or loans are necessary or appropriate in connection with the conduct of the Company's business (including without limitation, expansion or diversification). In such event, Members shall have the opportunity (but not the obligation) to participate in such additional Capital Contributions and/or loans on a pro rata basis in accordance with the number of Units held of record.

(b)   Any Manager on the Board of Managers may, but is not required, to loan its own funds or defer reimbursement of its out-of-pocket expenses as an advance ("**Advance**"). The Company shall reimburse the Manager for any such Advance from the date of the loan or deferral as soon as is practical together with the simple annualized interest at ten percent (10%). Interest on Manager Advances shall be an expense of the Company when paid and shall accrue from the date of inception for a Manager loan, or from the date reimbursement was due for any Advance related to a deferred reimbursement. Such interest is charged at the Manager's discretion. Loans for property acquisitions shall not be defined as a Manager Advance under this section and shall be under a separate agreement.

(c)   In the event of a failed capital call, or the unavailability of a Manager Advance or Member loan, the Board of Managers may obtain a loan and/or credit from one or more third parties as it deems appropriate to further the business objectives of the Company or any of its subsidiaries.   Such loan shall be made to the Company (or its subsidiary) on such terms as the Board of Managers deems reasonable and appropriate after taking into account the urgency and need for the funds.

(d)   Principal and interest payments for a Manager Advance or Member loan will be paid as an expense of the Company as soon as sufficient Company funds are available or held for longer in order to build up Company Reserves, at the Board of Manager's sole discretion. A Manager or Member that makes a loan to the Company shall be deemed an unsecured creditor of the Company for the purpose of determining its right and priority of repayment of interest and principal of such Advance or loan, and repayment of the principal will be paid in the order the Advance or loan was made.

Section 9.6   Withdrawal or Reduction of Contributions to Capital.

(a)   <u>Prohibition on Withdrawal</u>.   No Member shall have the right to withdraw, reduce, or demand the return of their Capital Contributions, except as expressly permitted by this Agreement. Any return of Capital Contributions shall be subject to the discretion of the Board of Managers and shall only occur if, after such return, the Company's remaining assets are sufficient to satisfy all liabilities of the Company, including contingent liabilities, except liabilities to Members on account of their Capital Contributions.

(b)   Timing and Form of Return. Subject to Section 9.6(a), any return of Capital Contributions shall be made only in cash, and no Member shall have the right to demand or receive any property or assets of the Company other than cash in return for their Capital Contributions, unless otherwise expressly provided in this Agreement. The timing of any such return shall be determined by the Board of Managers in its sole discretion, and only after ensuring the financial integrity of the Company.

(c)   Waiver of Withdrawal Rights. Each Member expressly waives any right to withdraw or reduce their Capital Contributions except as expressly permitted under this Agreement and acknowledges that such contributions are irrevocable, subject to the terms and conditions set forth herein.

Section 9.7   Capital Accounts.

(a)   A Capital Account shall be established for each Member and shall be credited with each Member's initial and any additional Capital Contributions. All contributions of property to the Company by a Member shall be valued and credited to the Member's Capital Account at such property's Gross Asset Value on the date of contribution. All Distributions of property to a Member by the Company shall be valued and debited against such Member's Capital Account at such property's Gross Asset Value on the date of Distribution. Each Member's Capital Account shall at all times be determined and maintained pursuant to the principles of this Section 9.7 and Treasury Regulations Section 1.704-1(b)(2)(iv). Each Member's Capital Account shall be increased in accordance with such Treasury Regulations by:

(i)   The amount of Profits allocated, and the amount of items of income and gain specially allocated, to the Member pursuant to this Agreement; and

(ii)   The amount of any Company liabilities assumed by the Member or which are secured by any Company Property distributed to such Member.

(b)   Each Member's Capital Account shall be decreased in accordance with such Treasury Regulations by:

(i)   The amount of Losses allocated, and the amount of items of deduction and loss specially allocated, to the Member pursuant to this Agreement;

(ii)   The amount of Distributable Cash distributed to the Member pursuant to this Agreement;

(iii)   The amount of Company Sales Proceeds and Company Refinancing Proceeds distributed to the Member pursuant to this Agreement; and

(vi)   The amount of any liabilities of the Member assumed by the Company or which are secured by any property contributed by such Member to the Company.

(c)   In addition, each Member's Capital Account shall be subject to such other adjustments as may be required in order to comply with the capital account maintenance requirements of Code Section 704(b).

(d)   In the event that the Board of Managers shall determine that it is prudent to modify the manner in which the Capital Accounts, or any debits or credits thereto (including, without limitation, debits or credits relating to liabilities that are secured by contributed or distributed property or that are assumed by the Company or the Members), are computed in order to comply with such Treasury Regulations, the Board of Managers may make such modification, provided that it is not likely to have a material effect on the amounts distributable to any Member upon dissolution of the Company. The Board of Managers also shall (i) make any adjustments that are necessary or appropriate to maintain equality between the Capital Accounts of the Members and the amount of Company capital reflected on the Company's balance sheet, as computed for book purposes, in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv)(g) and (ii) make any appropriate modifications in the event unanticipated events might otherwise cause this Agreement not to comply with Treasury Regulations Section 1.704-1(b).

ARTICLE 10.

DISTRIBUTIONS

Section 10.1 Distributions.

(a)   All Distributions of Distributable Cash (other than Distributions pursuant to Article 15), to the extent available as determined by the Board of Managers in its sole discretion, shall be made to the Members in the following order of priority:

(i)   **First**, to the Members, pro rata, until they have received Distributions equal to a return of one hundred percent (100%) of their Unreturned Capital Contributions.

(ii)   **Second**, to the Class B Members, in proportion to their respective accrued but unpaid Preferred Returns, until the amount of each Class B Member's accrued but unpaid Preferred Return has been reduced to zero (0).

(iii)   **Third**, one hundred percent (100%) to the Class A Member(s) until the Class A Member(s) has received distributions equal to twenty percent (20%) of the aggregate distributions made under the preceding clauses and this clause (catch-up to achieve the carried interest split).

(iv)   **Fourth,** twenty percent (20%) of the remaining distributions to the Class A Members, pro rata, in accordance with the Economic Interests of the Class A Members, and eighty percent (80%) of the remaining distributions to the Class B Members, pro rata, in accordance with the Economic Interests of the Class B Members.

(b)   All Distributions of Company Refinancing Proceeds and Company Sales Proceeds, to the extent available, shall be distributed to the Members within thirty (30) days of the Capital Transaction giving rise to such proceeds, in the following order of priority:

(i)   **First**, to the Members, pro rata, until they have received Distributions equal to a return of one hundred percent (100%) of their Unreturned Capital Contributions.

(ii)   **Second**, to the Class B Members, in proportion to their respective accrued but unpaid Preferred Returns, until the amount of each Class B Member's accrued but unpaid Preferred Return has been reduced to zero (0).

(iii)   **Third**, one hundred percent (100%) to the Class A Member(s) until the Class A Member(s) has received distributions equal to twenty percent (20%) of the aggregate distributions made under the preceding clauses and this clause (catch-up to achieve the carried interest split).

(iv)   **Fourth,** fifty percent (50%) of the remaining distributions to the Class A Members, pro rata, in accordance with the Economic Interests of the Class A Members, and fifty percent (50%) of the remaining distributions to the Class B Members, pro rata, in accordance with the Economic Interests of the Class B Members.

In the event that, upon the dissolution and winding up of the Company, the aggregate Distributions to the Class A Members as carried interest exceed 20% of the total Distributable Cash distributed after returning 100% of the Unreturned Capital Contributions and Preferred Returns to the Class B Members, the Class A Members shall repay to the Company the amount of such excess. The returned amount shall then be distributed to the Members in accordance with the distribution waterfall outlined in Article 10.1(a) above.

Section 10.2 Minimum Distributions.   The Company shall, unless restricted or prohibited by the Delaware Act, make at least annually Distributions to Members pro rata in accordance with their respective Economic Interests in an amount that is deemed by the Board of Managers sufficient to pay the combined estimated federal and state income tax liability of Members resulting solely from inclusion on their income tax returns of the taxable income reflected on the Schedule K-1 delivered by the Company to each Member. The Board of Managers shall not be required to consider the personal circumstances of Members in making a determination of the estimated combined federal and state income tax liability of the Members and may make an assumption as to the "tax bracket" applicable to Members as a group. All Distributions made to a Member pursuant to this Section 10.2 shall be credited against the immediately succeeding Distributions to which the Member would otherwise be entitled under Section 10.1 or Section 15.3(b)(iv).

Section 10.3 Limitation Upon Distributions.   No Distribution shall be made to Members if the Distribution is prohibited by the Delaware Act.

Section 10.4 Interest On and Return of Capital Contributions. No Member shall be entitled to interest on its Capital Contributions or to the return of its Capital Contributions, except as otherwise specifically provided for herein.

Section 10.5 Loans to Company.   Nothing in this Agreement shall prevent any Member from making secured or unsecured loans to the Company by agreement with the Company.

Section 10.6 Distribution Upon Conversion. If the Board of Managers approves a Conversion, then (i) immediately prior to any such Conversion, the Company shall make a

Distribution in cash to those Members whose Unreturned Capital Contributions exceed their respective pro rata Units (based upon their relative Economic Interests) of the total Capital Contributions to the Company so that each Member's Unreturned Capital Contributions is in proportion to such Member's Economic Interest, and (ii) any other property that is distributable by the Company as determined by the Board of Managers (in its sole discretion) in connection with such Conversion shall be distributed to the Members pro rata in accordance with their respective Economic Interests.

Section 10.7 In-Kind Distribution. Except as otherwise expressly provided herein, without the prior approval of the Board of Managers, Property of the Company, other than cash, shall not be distributed in-kind to the Members. If any Property of the Company is distributed to the Members in-kind for purposes of this Agreement, such Property shall be valued on the basis of the Gross Asset Value thereof (without taking into account section 7701(g) of the Code) on the date of Distribution; and any Member entitled to any interest in such Property shall receive such interest as a tenant-in-common with the other Member(s) so entitled with an undivided interest in such Property in the amount and to the extent provided for in Sections 11.6, 11.7, 11.8, and 11.9 of this Agreement (or as otherwise determined by the Board of Managers pursuant to Section 11.11 hereof). Upon such Distribution, the Capital Accounts of the Members shall be adjusted to reflect the amount of gain or loss that would have been allocated to the Members pursuant to the appropriate provision of this Agreement had the Company sold the Property being distributed for their Gross Asset Value (taking into account section 7701(g) of the Code) immediately prior to its Distribution.

Section 10.7 Reserves. Notwithstanding anything contained in the Agreement to the contrary, the Board of Managers, in its sole and absolute discretion, may use all or a portion of the Company's Distributable Cash to establish and fund discretionary Reserve(s) from time to time and in such amounts to be determined in the Board of Manager's sole discretion taking into account such factors as anticipated current and future cash requirements of the Company. Said Reserve(s) may be used to pay some or all of the Distributions, whether accrued or current, specified in this Article.

ARTICLE 11.

ALLOCATIONS

Section 11.1 Profits and Losses.

(a) Allocation of Profits and Losses. Except as otherwise provided herein, the Profits and Losses of the Company for a Fiscal Year shall be allocated among the Members in a manner that will, as nearly as possible, cause the Capital Account balance of each Member at the end of such Fiscal Year to equal the excess (which may be negative) of: (i) the hypothetical Distribution, if any, that such Member would receive if, on the last day of the Fiscal Year, (A) all Company assets, including hotel properties, were sold for cash equal to their Gross Asset Value, taking into account any adjustments thereto for such Fiscal Year, including Depreciation and appreciation adjustments consistent with the real estate nature of the business, (B) all

Company liabilities, including nonrecourse liabilities related to hotel financing, were satisfied in cash according to their terms (limited, with respect to each Nonrecourse Liability, to the Gross Asset Value of the assets securing such liability), and (C) the net proceeds (after satisfaction of liabilities) and all other cash on hand were distributed in full to Members in accordance with Section 15.3(b)(iv); over (ii) the sum of (X) the amount, if any, which such Member is unconditionally obligated to contribute to the capital of the Company, (Y) such Member's share of Company Minimum Gain determined pursuant to Treasury Regulations Section 1.704-2(g), and (Z) such Member's share of Member Minimum Gain determined pursuant to Treasury Regulations Section 1.704-2(i)(5), all computed immediately prior to the hypothetical sale described above.

(b) Limitation on Loss Allocations. Losses allocated pursuant to this Section 11.1 shall not exceed the maximum amount of Losses that can be so allocated without causing any Member to have an Adjusted Capital Account Deficit at the end of any Fiscal Year. In the event some, but not all, of the Members would have Adjusted Capital Account Deficits as a consequence of an allocation of Losses pursuant to this Section 11.1, the limitation set forth in this Section 11.1 shall be applied on a Member by Member basis so as to allocate the maximum possible Losses to each Member under Treasury Regulations Section 1.704-1(b)(2)(ii)(d).

Section 11.2 Nonrecourse Deductions. Nonrecourse Deductions shall be allocated among the Members pro rata in accordance with their respective Economic Interests, with specific consideration given to the nonrecourse liabilities associated with hotel properties. The allocations shall reflect the economic realities of the nonrecourse financing used for the acquisition, improvement, and operation of hotel properties, ensuring that the Members bearing the economic risk of loss are appropriately allocated these deductions.

Section 11.3 Member Nonrecourse Deductions. Any Member Nonrecourse Deductions shall be specially allocated to the Member who bears the economic risk of loss with respect to the Member Nonrecourse Debt to which such Member Nonrecourse Deductions are attributable in accordance with Treasury Regulations Section 1.704-2(i). Given the nature of the business, these allocations shall reflect the specific risks associated with the financing of hotel properties, ensuring that the Member(s) providing guarantees or additional collateral are allocated the appropriate deductions.

Section 11.4 Allocations Between Transferor and Transferee. In the event of the transfer of all or any part of a Member's Interest (in accordance with the provisions of this Agreement) at any time other than at the end of a Fiscal Year, or the admission of a new Member (in accordance with the terms of this Agreement), the transferring Member or new Member's share of the Company's income, gain, loss, deductions and credits, as computed both for accounting purposes and for federal income tax purposes, shall be allocated between the transferor Member and the transferee Member, or the new Member and the other Members, as the case may be, in the same ratio as the number of days in such Fiscal Year before and after the date of the transfer or admission; provided that if there has been a sale or other disposition of the assets (including hotel properties) of the Company (or any part thereof) during such Fiscal Year, then upon the mutual agreement of all the Members (excluding the new Member and the transferring Member), the Company shall treat the periods before and after the date of the transfer or admission as separate Fiscal Years and allocate the Company's income, gain, loss, deductions and credits for each of such deemed separate Fiscal Years. Notwithstanding the foregoing, the Company's "allocable cash basis items," as that term is used in Code Section 706(d)(2)(B), shall be allocated as required by Code Section 706(d)(2) and the Treasury Regulations thereunder.

Section 11.5 Contributed Property and Book-Ups. In accordance with Code Section 704(c) and the Treasury Regulations thereunder, as well as Treasury Regulations Section 1.704-1(b)(2)(iv)(d)(3), income, gain, loss, and deduction with respect to any property contributed (or deemed contributed) to the Company, including hotel properties, shall, solely for tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of the property to the Company for federal income tax purposes and its Gross Asset Value at the date of contribution (or deemed contribution). If the Gross Asset Value of any Company asset, including hotel properties, is adjusted as provided herein, subsequent allocations of income, gain, loss, and deduction with respect to the asset shall, solely for tax purposes, take account of any variation between the adjusted basis of the asset for federal income tax purposes and its Gross Asset Value in the manner required under Code Section 704(c) and the Treasury Regulations thereunder.

Any elections or other decisions relating to such allocations shall be made by the Managers in any manner that reasonably reflects the purpose and intention of this Agreement, taking into account the long-term appreciation and potential for significant Depreciation associated with hotel properties. Allocations pursuant to this Section 11.5 are solely for purposes of federal and state taxes and shall not affect, or in any way be taken into account in computing, any Member's Capital Account or share of Profits, Losses, other items or Distributions pursuant to any provision of this Agreement.

Section 11.6 Minimum Gain Chargeback. If there is a net decrease in Company Minimum Gain during any Fiscal Year, each Member shall be specially allocated items of Company income and gain for such year (and, if necessary, subsequent years) in an amount equal to such Member's share of the net decrease in Company Minimum Gain, determined in accordance with Treasury Regulations Section 1.704-2(g). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items to be so allocated shall be determined in accordance with Treasury Regulations Sections 1.704-2(f) and 1.704-2(j)(2). This Section 11.7 is intended to comply with the minimum gain chargeback requirement in Treasury Regulations Section 1.704-2(f) and shall be interpreted consistently therewith.

Section 11.7 Member Minimum Gain Chargeback. If there is a net decrease in Member Minimum Gain attributable to a Member Nonrecourse Debt, as defined in Treasury Regulations Section 1.704-2(i)(4), during any Fiscal Year, each Member who has a share of the Member Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Treasury Regulations Section 1.704-2(i)(5), shall be specially allocated items of Company income and gain for such Fiscal Year (and, if necessary, subsequent Fiscal Years) in an amount equal to such Member's share of the net decrease in Member Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Treasury Regulations Section 1.704-2(i)(4) and (5). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items to be so allocated shall be determined in accordance with Treasury Regulations Section 1.704-2(i)(4). This Section 11.7 is intended to comply with the Member Minimum Gain chargeback requirement in Treasury Regulations Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

Section 11.8 Qualified Income Offset. If any Member unexpectedly receives an adjustment, allocation or distribution as described in Treasury Regulations Section 1.704-1(b)(2)(ii)(d)(4) through (6) which causes or increases an Adjusted Capital Account Deficit in such Member's Capital Account (as determined in accordance with such Treasury Regulations) items of Company income and gain shall be specially allocated to each such Member in an amount and manner sufficient to eliminate, to the extent required by the Treasury Regulations, the Adjusted Capital Account Deficit of such Member as quickly as possible, provided that an allocation pursuant to this Section 11.8 shall be made if and only to the extent that such Member would have an Adjusted Capital Account Deficit after all other allocations provided for in this Article XI have been tentatively made as if this Section 11.8 were not in the Agreement. This provision is intended to be a "qualified income offset," as defined in Treasury Regulations Section 1.704-1(b)(2)(ii)(d), such Treasury Regulations being specifically incorporated herein by reference.

Section 11.9 Gross Income Allocation. In the event any Member has a deficit Capital Account at the end of any Fiscal Year which is in excess of the sum of (i) the amount such Member is obligated to restore and (ii) the amount such Member is deemed to be obligated to restore pursuant to the penultimate sentences of Treasury Regulations Sections 1.704-2(g)(1) and 1.704-2(i)(5), each such Member shall be specially allocated items of Company income and gain in the amount of such excess as quickly as possible, provided that an allocation pursuant to this Section 11.9 shall be made if and only to the extent that such Member would have a deficit Capital Account in excess of such sum after all other allocations provided for in this Article XI have been tentatively made as if this Section 11.9 and Section 11.10 hereof were not in this Agreement.

Section 11.10 Section 754 Adjustment. To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code Section 734(b) or Code Section 743(b) is required, pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m)(2) or Treasury Regulations Section 1.704-1(b)(2)(iv)(m)(4), to be taken into account in determining Capital Accounts as the result of a Distribution to a Member in complete liquidation of its interest in the Company, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) with specific consideration given to the adjustment of basis in hotel properties. Such gain or loss shall be specially allocated to the Members in accordance with their interests in the Company in the event that Treasury Regulations Section 1.704-1(b)(2)(iv)(m)(2) applies, or to the Members to whom such Distribution was made in the event that Treasury Regulations Section 1.704-1(b)(2)(iv)(m)(4) applies.

Section 11.11 Curative Allocations. The allocations set forth in Sections 11.1(b), 11.2, 11.3, 11.6, 11.7, 11.8, 11.9 and 11.10 hereof (the **"Regulatory Allocations"**) are intended to comply with certain requirements of the Treasury Regulations. It is the intent of the Members that, to the extent possible, all Regulatory Allocations shall be offset either with other Regulatory Allocations or with special allocations of other items of Company income, gain, loss or deduction pursuant to this Section 11.11. Therefore, notwithstanding any other provision of this Article XI (other than the Regulatory Allocations), the Managers shall make such offsetting special allocations of Company income, gain, loss or deduction in whatever manner they determine appropriate so that, after such offsetting allocations are made, each Member's Capital Account balance is, to the extent possible, equal to the Capital Account balance such Member would have had if the Regulatory Allocations were not part of the Agreement and all Company items were allocated pursuant to Section 11.1(a). In exercising their discretion under this Section 11.11, the Managers shall take into account future Regulatory Allocations under Section 11.6 and Section 11.7 that, although not yet made, are likely to offset other Regulatory Allocations previously made under Section 11.2 and Section 11.3.

Section 11.12 Compliance with Treasury Regulations. The above provisions of this Article XI notwithstanding, it is specifically understood that the Board of Managers may, without the consent of any Members, make such elections, tax allocations and adjustments, including without limitation amendments to this Agreement, as the Board of Managers deems necessary or appropriate to maintain to the greatest extent possible the validity of the tax allocations set forth in this Agreement, particularly with regard to Treasury Regulations under Code Section 704(b).

Section 11.13 Tax Withholding. The Company shall be authorized to pay, on behalf of any Member, any amounts to any federal, state or local taxing authority, as may be necessary for the Company to comply with tax withholding provisions of the Code or of any applicable State or local tax laws, rules or regulations. To the extent the Company pays any such amounts that it may be required to pay on behalf of a Member, such amounts shall be treated as a cash Distribution to such Member and shall reduce the amount otherwise distributable to such Member. Additionally, given the nature of the Company's business, the Company shall ensure compliance with real estate-specific tax obligations, including but not limited to, the Foreign Investment in Real Property Tax Act (FIRPTA) withholding for foreign Members, state property taxes, and occupancy taxes related to hotel operations.

ARTICLE 12.

BOOKS AND RECORDS

Section 12.1 Accounting Period. The Company's accounting period shall be the calendar year.

Section 12.2 Records, Audits and Report. The Company shall maintain records and accounts of all operations and expenditures of the Company. The Company shall keep, or require its representatives to keep, the following records:

(a) A current list of the full name and last known address of each Member and Manager;

(b)   Copies of records to enable a Member to determine the relative voting rights of each Member, if any;

(c)   A copy of the Certificate of Formation of the Company and all amendments thereto;

(d)   Copies of the Company's federal, state, and local income tax returns and reports, if any, for the three most recent years;

(e)   Copies of the Company's written Limited Liability Company Agreement, together with any amendments thereto; and

(f)   Copies of any financial statements of the Company for the three most recent years.

Section 12.3 Tax Returns. The Board of Managers shall cause the preparation and timely filing of all tax returns required to be filed by the Company pursuant to the Code and all other tax returns deemed necessary and required in each jurisdiction in which the Company does business. Copies of such returns, or pertinent information therefrom, shall be furnished to the Members within a reasonable time after the end of the Company's Fiscal Year.

Section 12.4 Financial Statements, Reports, Etc.

(a)   Annual Audited Financial Statements. The Company shall retain an independent certified public accountant or accounting firm, as determined by the Board of Managers in its sole discretion, to conduct an audit of the Company's financial statements as of the end of each Fiscal Year. Within one hundred and twenty (120) days following the end of each Fiscal Year, the Manager shall deliver to each Member the following:

(i)   Audited financial statements of the Company as of and for the Fiscal Year, including a Statement of Assets, Liabilities, and Members' Equity and a Statement of Operations, along with the corresponding auditor's report.

(ii)   A detailed statement of the Company's Properties, including the acquisition cost of each Property.

(b)   Schedule K-1 and Tax Information. Within ninety (90) days after the end of each Fiscal Year, the Board of Managers shall provide each Member with:

(i)   A Schedule K-1, prepared in accordance with the Code, detailing such Member's distributive share of the Company's items of Profit or Loss for the Fiscal Year, and the Member's Capital Account balance at the end of the Fiscal Year.

(ii)   Corresponding state income tax forms, as applicable.

(c)   Additional Financial Information. Upon request, the Board of Managers shall provide each Member with such other financial information and documents related to the Company and its operations as the Board of Managers deems appropriate, or as a Member may reasonably require, to facilitate the preparation of the Member's federal and state income tax returns.

(d)   <u>Semi-Annual Financial Reporting</u>. Within ninety (90) days after the end of each semi-annual period, the Board of Managers shall prepare and distribute to each Member, via email, mail, or a secure online platform, the following:

(i)   The Company's unaudited financial statements for the end of the semi-annual period and the portion of the Fiscal Year ended on that date.

(ii)   A statement of the Company's Properties, including the acquisition cost of all Properties.

(iii)   A report summarizing the Company's activities and business strategies during the semi-annual period.

(e)   <u>Accounting Standards</u>. All financial reports and statements shall be prepared in accordance with Generally Accepted Accounting Principles (GAAP).

(f)   <u>Miscellaneous</u>. The Board of Managers shall ensure that all financial reports and statements are accurate and fairly represent the financial position and operations of the Company. The Manager shall also comply with any other reporting requirements that may be imposed by applicable law or the terms of this Agreement.

Section 12.5 Compliance with Laws. The Company shall comply with all applicable laws, rules, regulations, and orders, noncompliance with which could materially adversely affect its business or condition, financial or otherwise.

Section 12.6 Keeping of Records and Books.

(a)   <u>Books and Records of Account</u>. The Company shall keep adequate records and books of account, in which complete entries will be made in accordance with GAAP, consistently applied, reflecting all financial transactions of the Company and in which, for each Fiscal Year, all proper reserves for depreciation, depletion, obsolescence, amortization, taxes, bad debts, and other purposes in connection with its business shall be made.

(b)   <u>Lobbying Activities and Expenses</u>. To the extent the Company conducts legislative lobbying, as defined in the Code, the Company shall keep adequate records of its lobbying activities and expenses for the Company's annual accounting period and shall provide a reasonably detailed report of such activities and expenses to its Members on or before July 30 of each calendar year.

ARTICLE 13.

TRANSFERABILITY

Section 13.1 Transfer Restricted. Except for transfers contemplated by this Agreement including Permitted Dispositions, no Member may sell, assign, transfer, exchange, gift, devise, pledge, hypothecate, encumber or otherwise alienate or dispose of any Units now owned by such Member or owned by such Member during the term of this Agreement, or any right or interest therein, whether voluntarily or involuntarily, by operation of law or otherwise, without the prior written approval of the Board of Managers, in its sole discretion. As a condition precedent to its approval of such a Disposition, the Board of Managers may require the receipt of a written legal opinion (who may be counsel to the Company) not less than ten (10) days prior to the date of any proposed Disposition, satisfactory in form and substance to the Board of Managers, to the effect that such Disposition would not result in any adverse legal or regulatory consequences to the Company or any Member under applicable securities laws, including, but not limited to, that such Disposition would not:

(a)   Cause a violation of or require the Company or the interest being transferred to register under the Securities Act of 1933, the Securities Exchange Act of 1934, the Investment Company Act of 1940, or any other applicable securities laws of any jurisdiction.

(b)   Cause the Company to be classified as a "publicly traded limited liability company" for federal income tax purposes.

(c)   Constitute a "public offering" as defined under Section 7(d) of the Investment Company Act of 1940.

(d)   Result in the termination of the Company or cause the Company to lose its status as a partnership for tax purposes.

Section 13.2 No Transfer to Minors. In no event, shall all or any part of a Member's Units be transferred to a minor or a person who is incapacitated, except in trust or by will or intestate succession.

Section 13.3 Costs. The transferring Member agrees that it will pay all reasonable expenses, including attorneys' fees, incurred by the Company in connection with a Disposition of a Member's Units (or any interest therein).

Section 13.4 Termination of Non-Economic Interest of a Person who is not a Member. Upon and contemporaneously with any Permitted Disposition of a Transferring Member's Economic Interest in the Company in connection with a Permitted Disposition (except for a Permitted Disposition described in paragraph (c) of the definition of Permitted Disposition), the Company shall purchase from the Transferring Member, and the Transferring Member shall sell to the Company for a purchase price of $100.00, all remaining rights and interest retained by the Transferring Member which immediately prior to such Permitted Disposition comprised that portion of the Member Interest which was not the Economic Interest. It is the intent of this Section that no Person shall be a Member if such Person has made a Disposition of all Units previously held by such Member, unless the Disposition is to a Member or such Member's immediate family or a trust established for their benefit as set forth in the definition of "Permitted Disposition" herein, in which event, the Transferring Member shall remain a Member and shall have the right to vote all Units transferred by such Member in accordance with this Agreement.

Section 13.5 Successors to Economic Rights. References in this Agreement to a Member shall also be deemed to constitute a reference to an Economic Interest owner where the provision relates to economic rights and obligations. By way of illustration and not limitation, such provisions would include those regarding Capital Accounts, Distributions, allocations and contributions. A transferee shall succeed to the transferor's Capital Contributions and Capital Account to the extent related to the Economic Interest transferred, regardless of whether such transferee becomes a Member.

Section 13.6 Bankruptcy or Incapacity of a Member. In the event of the Bankruptcy or incapacity of a Member, the Company shall not be dissolved, and the Member's trustee in Bankruptcy or other legal representative shall have only the rights of a transferee of the right to receive Distributions applicable to the Units of such bankrupt or incapacitated Member as provided herein. Any Disposition to or from such trustee in Bankruptcy or legal representative shall be subject to the provisions of this Agreement.

ARTICLE 14.

ADMISSION OF NEW MEMBERS

At any time after the date of the formation of the Company, any Person, including a person who, by virtue of a Permitted Disposition becomes a holder of an Economic Interest in the Company (a **"Permitted Transferee"**) may become a Member if such Person is approved in writing by the Board of Managers. Upon said approval, such Person shall be admitted as a Member of the Company by (i) executing a counterpart of this Agreement and subscription agreement and (ii) if the Person is not a transferee in connection with a Permitted Disposition, the payment of a Capital Contribution in an amount determined by the Board of Managers as set forth in a subscription agreement.   Upon receipt by the Company of cash in the amount of the Capital Contribution, the Company shall record the sale and issuance of Units in the books and records of the Company, reflecting the number of Units purchased in connection with the Member Interest acquired by such Person. No additional Members (or substitute Members) shall be entitled to any retroactive allocation of losses, income or expense deductions incurred by the Company. The Board of Managers may, at the time a Member is admitted, close the Company books (as though the Company's tax year had ended) or make pro rata allocations of loss, income, and expense deductions to a new Member for that portion of the Company's tax year in which a Member was admitted in accordance with the provisions of 706(d) of the Code and the Treasury Regulations promulgated thereunder.

ARTICLE 15.

DISSOLUTION AND TERMINATION

Section 15.1 Dissolution.

(a)   The Company shall be dissolved only upon (i) the vote or written consent of the Majority of Interests, and (ii) the vote or written consent of the Board of Managers.

(b)   Notwithstanding any provisions of the Delaware Act or this Agreement to the contrary, the Company will not be dissolved for any other reason, including, without limitation, the sale of all or substantially all of the Company's assets and the collection of all proceeds therefrom, or the retirement, insolvency, liquidation, dissolution, insanity, removal, expulsion, bankruptcy, death, incapacity, or adjudication of incompetence of a Member (collectively an **"Event of Dissociation"**).

(c)   Any successor in interest of the Member as to whom the Event of Dissociation occurred shall not be admitted as a Member except in accordance with Article 14 hereof.

(d)   A Member shall not voluntarily withdraw from the Company.

(e)   Unless otherwise approved by Members holding at least a Majority of Interests, a Member who suffers or incurs an Event of Dissociation or whose status as a Member is otherwise terminated (a **"Withdrawing Member"**)**,** regardless of whether such termination was the result of a voluntary act by such Withdrawing Member, shall not be entitled to receive the fair value of his or her Member Interest, and such Withdrawing Member shall become an Economic Interest owner.

(f)   Damages for breach of <u>Section 15.1(d)</u> may be offset against Distributions by the Company to which the Withdrawing Member would otherwise be entitled.

Section 15.2 Effect of Dissolution. Upon dissolution, if the business of the Company is not continued, and until the filing of a certificate of cancellation as provided in Section 18-203 of the Delaware Act, the persons winding up the Company's affairs may, in the name of, and for and on behalf of, the Company, prosecute and defend suits, whether civil, criminal or administrative, gradually settle and close the Company's business, dispose of and convey the Company's property, discharge or make reasonable provision for the Company's liabilities, and distribute to the Members any remaining assets of the Company, all without affecting the liability of Members and Managers and without imposing liability on a liquidating trustee.

Section 15.3 Winding Up, Liquidation and Distribution of Assets.

(a)   Upon dissolution, an accounting shall be made by the Company's independent accountants of the accounts of the Company and of the Company's assets, liabilities, and operations, from the date of the last previous accounting until the date of dissolution. The Board of Managers shall then immediately begin to wind up the affairs of the Company consistent with maximization of realization as to the Company's assets. All Members acknowledge that final collection of such indebtedness and distribution with respect thereto may extend over a period of years and that winding up will proceed consistently with the foregoing.

(b)   If the Company is dissolved and its affairs are to be wound up, the Board of Managers shall:

(i)   Sell or otherwise liquidate all of the Company's assets consistent with realization of full value of such assets and collection of any assets outstanding (except to the extent the Board of Managers may determine to distribute any assets to Members in kind),

(ii)   Allocate any Profits or Losses resulting from such sales to Members in accordance with Article 11 hereof,

(iii)   Discharge all liabilities of the Company, including liabilities to Members who are creditors, to the extent otherwise permitted by law, other than liabilities to Members for Distributions, and establish such Reserves as may be reasonably necessary to provide for contingent or liabilities of the Company,

(iv)   The remaining assets shall be distributed to Members, either in cash or in kind, as determined by the Board of Managers, with any assets distributed in kind being valued for this purpose at their Gross Asset Value, in accordance with Section 10.1(b) hereof.

(c)   Notwithstanding anything to the contrary in this Agreement, upon a liquidation within the meaning of Section 1.704-1(b)(2)(ii)(g) of the Treasury Regulations, if any Member has a deficit Capital Account (after giving effect to all contributions, Distributions, allocations, and other Capital Account adjustments for all taxable years, including the year during which such liquidation occurs), such Member shall have no obligation to make a Capital Contribution sufficient to eliminate the negative balance of such Member's Capital Account.

(d)   Upon completion of the winding up, liquidation, distribution of the assets and filing of a certificate of cancellation with the Secretary of State of Delaware, the Company shall be deemed terminated.

Section 15.4 Certificate of Cancellation.   On completion of the Distribution of Company assets as provided herein, the Members (or such other Person or Persons as the Delaware Act may require or permit) shall file a certificate of cancellation with the Secretary of State of Delaware, cancel any foreign qualification filings, and take such other actions as may be necessary to terminate the existence of the Company. Upon the filing of such certificate of cancellation, the existence of the Company shall terminate, except as may be otherwise provided by the Delaware Act or other applicable law. All costs and expenses in fulfilling the obligations under this Section 15.4 shall be borne by the Company.

Section 15.5 Return of Contribution Nonrecourse to Other Members.   Upon dissolution, each Member shall look solely to the assets of the Company for the return of such Member's Capital Account.   If the Company Property remaining after the payment or discharge of the debts and liabilities of the Company is insufficient to return the Capital Account of one or more Members, including, without limitation, all or any part of that Capital Account attributable to Capital Contributions, then such Members shall have no recourse against the Company, any Manager, or any other Member.

ARTICLE 16.

MISCELLANEOUS PROVISIONS

Section 16.1 Application of Delaware Law.   This Limited Liability Company Agreement, and the application of interpretation hereof, shall be governed exclusively by its terms and by the laws of the State of Delaware, and specifically the Delaware Act.

Section 16.2 No Action for Partition.   No Member has any right to maintain any action for partition with respect to the property of the Company.

Section 16.3   Execution of Additional Instruments. Each Member hereby agrees to execute such other and further statements of interest and holdings, designations, powers of attorney and other instruments necessary to comply with any laws, rules or regulations.

Section 16.4   Construction. Whenever the singular number is used in this Agreement and when required by the context, the same shall include the plural and vice versa, and the masculine gender shall include the feminine and neuter genders and vice versa.

Section 16.5   Headings. The headings in this Agreement are inserted for convenience only and are in no way intended to describe, interpret, define, or limit the scope, extent or intent of this Agreement or any provision hereof.

Section 16.6   Waivers. The failure of any party to seek redress for violation of or to insist upon the strict performance of any covenant or condition of this Agreement shall not prevent a subsequent act, which would have originally constituted a violation, from having the effect of an original violation.

Section 16.7   Rights and Remedies Cumulative. The rights and remedies provided by this Agreement are cumulative and the use of any one right or remedy by any party shall not preclude or waive the right to use any or all other remedies. Such rights and remedies are given in addition to any other rights the parties may have by law, statute, ordinance, or otherwise.

Section 16.8   Severability. If any provision of this Agreement or the application thereof to any person or circumstance shall be invalid, illegal or unenforceable to any extent, the remainder of this Agreement and the application thereof shall not be affected and shall be enforceable to the fullest extent permitted by law.

Section 16.9   Heirs, Successors and Assigns. Each and all of the covenants, terms, provisions and agreements herein contained shall be binding upon and inure to the benefit of the parties hereto and, to the extent permitted by this Agreement, their respective heirs, legal representatives, successors, and assigns.

Section 16.10 Creditors. None of the provisions of this Agreement shall be for the benefit of or enforceable by any creditor of the Company.

Section 16.11 Counterparts. This Agreement may be executed in counterparts, each of which will be deemed an original, but both of which together will constitute one and the same instrument. Counterparts may be delivered via electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes. Any signature page delivered electronically will be binding to the same extent as an original signature page with regards to any agreement subject to the terms hereof or any amendment thereto.

Section 16.12 Federal Income Tax Elections; Partnership Representative.

(a)   The Partnership Representative of the Company (initially, Ramel Lee) shall be the Company's designated representative within the meaning of Code Section 6223, with the sole authority to act on behalf of the Company for purposes of subchapter C of Chapter 63 of the Code and any comparable provisions of state or local income tax laws. For purposes of this Section 16.12, unless otherwise specified, all references to provisions of the Code shall refer to such provisions as enacted by the Bipartisan Budget Act of 2015, as amended (the "**BBA**"). The Partnership Representative is expressly authorized and directed to take any actions deemed necessary or advisable to perfect the designation as Partnership Representative, including the filing of any forms or documents with the Internal Revenue Service or any other governmental authority, and to take any other action that may be required under the Code, applicable Treasury Regulations, or any other applicable law.

(b)   The Partnership Representative, in its sole discretion, shall have the right to make for the Company any and all elections and take any and all actions that are available to the Partnership Representative or the Company under the BBA (including without limitation an election under Code Section 6226 as amended by the BBA), and the Persons who are or formerly were Members shall take such actions requested by the Partnership Representative consistent with any such elections made and actions taken by the Partnership Representative, including without limitation filing amended tax returns and paying any tax due in accordance with Code Section 6225 as amended by the BBA. Without limiting the foregoing provisions of this paragraph, to the extent that the Partnership Representative does not make the election under Code Section 6226 as amended by the BBA for the Company with respect to an imputed underpayment amount, the Partnership Representative may (i) make any modifications available under Code Section 6225(c) as amended by the BBA, and (ii) require any Person who is or formerly was a Member to file an amended federal income tax return, as described in Code Section 6225(c) as amended by the BBA, in order to reduce any taxes payable by the Company with respect to such imputed underpayment amount.

(c)   If the Company pays, or is required to pay, any imputed adjustment amount under Code Section 6225 as amended by the BBA and/or any associated interest or penalties, the Partnership Representative in its discretion may require each Person who is or formerly was a Member to reimburse and otherwise indemnify the Company for such Person's allocable share of such amounts as determined by the Partnership Representative. To the extent the Partnership Representative does not require such reimbursement of such a Person, or such reimbursement is required but not paid, then the Partnership Representative may elect to treat such Person as having received from the Company an amount equal to such unreimbursed amount for any purpose of this Agreement elected by the Partnership Representative.

(d)   Without limiting the other provisions of this Section 16.12, upon demand made by the Partnership Representative, each Person who is or formerly was a Member shall be obligated to pay to the Company such Person's allocable share, as determined by the Partnership Representative, of any amount which the Company may become obligated to pay to any tax partnership in which the Company has an interest with respect to any income tax obligation of such tax partnership, including without limitation any imputed adjustment amount under Code Section 6225 as amended by the BBA and/or any associated interest or penalties.

(e)   The obligations under this Section 16.12 of each Person who is or formerly was a Member shall survive the Disposition of such Person's Member Interest, any withdrawal of such Person from the Company, the dissolution and winding up of the Company, and any termination of this Agreement. The Members specifically acknowledge and agree that the Partnership Representative shall not be liable, responsible or accountable in damages or otherwise to the Company or any Person owning a Member Interest with respect to any action taken or omitted by the Partnership Representative in good faith in accordance with this Section 16.12. The Company shall indemnify and hold harmless the Partnership Representative from and against any loss, expense, damage or injury suffered or sustained by them by reason of any acts, omissions or alleged acts or omissions arising out of its activities on behalf of the Company as Partnership Representative taken or made in good faith in accordance with this Section 16.12.

Section 16.13 Certification of Non-Foreign Status. In order to comply with Section 1445 of the Code and the applicable Treasury Regulations thereunder, in the event of the disposition by the Company of a United States real property interest as defined in the Code and Treasury Regulations, each Member shall provide to the Company, an affidavit stating, under penalties of perjury, (a) the Member's address, (b) United States taxpayer identification number, and (c) that the Member is not a foreign person as that term is defined in the Code and Treasury Regulations. Failure by any Member to provide such affidavit by the date of such disposition shall authorize the Board of Managers to withhold ten percent (10%) of each such Member's distributive share of the amount realized by the Company on the disposition.

Section 16.14 Notices. Any and all notices, offers, demands, or elections required or permitted to be made under this Agreement ("**Notices**") shall be in writing and shall be deemed duly given and effective: (a) when delivered by hand (either in person by the party giving such notice, or by its designated agent, or by commercial courier); (b) on the third (3rd) business day following the date on which such notice is deposited, postage prepaid, certified mail, return receipt requested, with the United States Postal Service; (c) on the first (1st) business day after being sent by a nationally recognized overnight delivery service that provides tracking and proof of receipt; or (d) when sent by email to the recipient's email address as specified in the Company's records, provided that no error or bounce-back message indicating failure of delivery is received by the sender. Notices sent by email shall be deemed received on the date sent if sent during business hours of the recipient, or on the next business day if sent after business hours, and

(a)   if to the Company:

RDL Hotel Fund I, LLC
Attention: Ramel Lee, CEO
2810 N Church St
Wilmington, DE 19802-4447
Email: rlee421@gmail.com

With a copy to:

The Coleman Law Firm, LLC
Attention: Bernard H. Coleman, Esq.
3350 Riverwood Parkway, SE

Suite 1900
Atlanta, Georgia 30339
Email: bcoleman@tclfirm.com

(b)   if to a Member, to the Member's mailing address or email address as reflected in the Unit ownership records of the Company or as the Members shall designate to the Company in writing.

Section 16.15 **Amendments**. The Certificate of Formation and this Agreement may be substantively amended only by the affirmative vote of seventy-five percent (75%) of the Units held by all Members of the Company (including Class A Members and Class B Members). However, the Board of Managers may unilaterally amend this Agreement without Member approval, provided such amendments are not materially inconsistent with the core principles of the Agreement. The Board of Manager's authority includes making amendments to correct minor technical errors; resolve ambiguities or ensure consistency or to add provisions addressing matters or questions arising under this Agreement, provided these changes are not materially inconsistent with the existing provisions; appoint a different partnership representative; take actions necessary to maintain the Company's tax status as an entity not taxable as a corporation; modify provisions as requested by the Securities and Exchange Commission or state securities officials for the benefit or protection of the Members; and make similar amendments that do not materially and adversely affect the Members.

Section 16.16 **Banking.** All funds of the Company shall be deposited in its name in an account or accounts as shall be designated from time to time by the Board of Managers. All funds of the Company shall be used solely for the business of the Company. All withdrawals from the Company bank accounts shall be made only upon check signed or electronic transfers authorized by Officers designated by the Board of Managers or by such other persons as the Board of Managers may designate from time to time.

Section 16.17 **Determination of Matters Not Provided For In This Limited Liability Company Agreement**. The Board of Managers shall decide any questions arising with respect to the Company and this Agreement which are not specifically or expressly provided for in this Agreement.

Section 16.18 **Further Assurances**. Each Member agrees to cooperate, and to execute and deliver in a timely fashion any and all additional documents necessary to effectuate the purposes of the Company and this Agreement.

Section 16.19 **Investment Representations**. In addition to the restrictions on transfer set forth above, each Member understands that Member must bear the economic risk of this investment for an indefinite period of time because the Units are not registered under the Securities Act or the securities laws of any state or other jurisdiction. Each Member has been advised that there is no public market for the Units and that the Units are not being registered under the Securities Act upon the basis that the transactions involving their sale are exempt from such registration requirements, and that reliance by the Company on such exemption is predicated in part on the Member's representations set forth in this Agreement. Each Member acknowledges that no representations of any kind concerning the future intent or ability to offer or sell the Units in a public offering or otherwise have been made to the Member by the Company or any other person or entity. The Member understands that the Company makes no covenant, representation or warranty with respect to the registration of securities under the Exchange Act or its dissemination to the public of any current financial or other information concerning the Company. Accordingly, the Member acknowledges that there is no assurance that there will ever be any public market for the Units, and that the Member may not be able to publicly offer or sell any thereof.

Each Member represents and warrants that the Member is able to bear the economic risk of losing such Member's entire investment in the Company, which investment is not disproportionate to such Member's net worth, and that the Member has adequate means of providing for Member's current needs and personal contingencies without regard to the investment in the Company. The Member acknowledges that an investment in the Company involves a high degree of risk. The Member acknowledges that such Member and such Member's advisors have had an opportunity to ask questions of and to receive answers from the Officers of the Company and to obtain additional information in writing to the extent that the Company possesses such information or could acquire it without unreasonable effort or expense: (i) relative to the Company and the Units; and (ii) necessary to verify the accuracy of any information, documents, books and records furnished. Each Member represents, warrants and covenants to the Transferor and the Company that the Member is a resident of the state shown on Schedule 1 hereto or if such Member is not a natural Person, that it has an office and is qualified to do business in such state and will be the sole party in interest as to the Units acquired hereunder and is acquiring the Units for the Member's own account, for investment only, and not with a view toward the resale or distribution thereof.

Each Member agrees that the Member will not attempt to pledge, transfer, convey or otherwise dispose of the Units except in a transaction that is the subject of either (i) an effective registration statement under the Securities Act and any applicable state securities laws, or (ii) an opinion of counsel, which opinion of counsel shall be satisfactory to the Company, to the effect that such registration is not required. The Company may rely on such an opinion of Member's counsel in making such determination. Each Member consents to the placement of legends on any certificates or documents representing any of the Units stating that the Units have not been registered under the Securities Act or any applicable state securities laws and setting forth or referring to the restrictions on transferability and sale thereof. Each Member is aware that the Company will make a notation in its appropriate records, and notify its transfer agent, with respect to the restrictions on the transferability of the Units.

Each Member represents that the Member has consulted with the Member's attorneys, financial advisors and others regarding all financial, securities and tax aspects of the proposed investment in the Company and that such advisors have reviewed this Agreement and all documents relating to this Agreement on such Member's behalf. The Member and the Member's advisors have sufficient knowledge and experience in business and financial matters to evaluate the Company, to evaluate the risks and merits of an investment in the Company, to make an informed investment decision with respect to investment in the Company, and to protect the Investors' interest in connection with the Investor's acquisition of Units in the Company without the need for additional information which would be required to be included in a complete registration statement effective under the Securities Act.

Section 16.20 Classification of the Company. The Company shall be treated as a partnership for federal and, if applicable, state and local income tax purposes, unless otherwise determined by the Board of Managers. The Company shall not elect to be classified as an association taxable as a corporation under the Internal Revenue Code without the approval of the Board of Managers. No Member, Manager, or Officer shall take any action inconsistent with this intended tax classification without the express authorization of the Board of Managers.

Section 16.21 Conversion. If the Board of Managers approves a Conversion, upon the consummation of such Conversion, the Members shall execute a shareholder agreement or other similar agreements which contain substantially identical terms as the terms and provisions contained in this Agreement regarding the transferability of Units.

Section 16.22 Arbitration. If a dispute arises from or relates to this Agreement or the breach thereof, and if the dispute cannot be settled through direct discussions, the parties will first endeavor to settle this dispute in an amicable manner by mediation administered by JAMS before resorting to arbitration. Thereafter, any unresolved controversy or claim arising from or relating to this Agreement or any breach thereof shall be settled by binding arbitration administered by JAMS in **Atlanta, GA** in accordance with its Comprehensive Arbitration Rules and Procedures and in accordance with the Expedited Procedures in those Rules and judgment on the award rendered by the arbitrator(s) may be entered in any court having jurisdiction thereof.

Section 16.23 Company Election Regarding 1031 Exchange of its Property. The Company may elect, at the time of the sale of a Property, to engage in a like-kind exchange under Section 1031 of the Code, thereby deferring the recognition of gain on the sale of such Property, if approved by the Board of Managers. If the Board of Managers approves such an exchange, any Member who does not wish to participate in the exchange may, subject to the approval of the Board of Managers, elect to relinquish their Member Interests in the Company in exchange for a cash Distribution in lieu of participating in the exchange, as described in Section 10.1(b) of this Agreement. The cash Distribution shall be calculated based on the Member's proportionate share of the proceeds from the sale of the Property, less any applicable adjustments or expenses. The election to receive a cash Distribution must be made in writing and submitted to the Company within a timeframe specified by the Board of Managers.

Section 16.23 Electronic Transmissions. Each of the Members and Economic Interest Holders hereto agrees that (i) any consent or signed document transmitted by electronic transmission shall be treated in all manner and respects as an original written document, (ii) any such consent or document shall be considered to have the same binding and legal effect as an original document and (iii) at the request of any Manager or any Member or Economic Interest Holder hereof, any such consent or document shall be re-delivered or re-executed, as appropriate, by the relevant party or parties in its original form. Each of the parties further agrees that they will not raise the transmission of a consent or document by electronic transmission as a defense in any proceeding or action in which the validity of such consent or document is at issue and hereby forever waives such defense. For purposes of this Agreement, the term "electronic transmission" means any form of communication not directly involving the physical transmission of paper, that creates a record that may be retained, retrieved and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such a recipient through an automated process.

Section 16.24 Offset. Whenever the Company is to pay any sum to any Member or Economic Interest Holder, any amounts then owed by that Member to the Company may be deducted from such sum before payment.

Section 16.25 Spousal Consent. In the event that any Member is domiciled in a community property or marital property state, the Company may require the Member's spouse to execute a separate Spousal Agreement, acknowledging the restrictions on transferability of the Member Interest and waiving any rights to claim a community property interest inconsistent with the terms of this Agreement. The failure to provide such a Spousal Agreement upon the Company's request shall be deemed a breach of this Agreement.

[SIGNATURES APPEAR ON NEXT PAGE]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be duly adopted by the Company and do hereby assume and agree to be bound by and to perform all of the terms and provisions set forth in this Agreement.

<u>**THE COMPANY**</u>**:**

RDL Hotel Fund I, LLC

By: RD Lee Capital Partners LLC, its Manager

By: _____
        Ramel Lee, Manager

<u>**MEMBERS**</u>**:**

RD Lee Capital Partners LLC

By: _____
        Ramel Lee, Manager

ALL INVESTORS MUST COMPLETE THE COUNTERPART SIGNATURE PAGE (EXHIBIT A) AND RETURN THE EXECUTED PAGE ALONG WITH THEIR COMPLETED SUBSCRIPTION BOOKLET TO THE MANAGER AT THE ADDRESS PROVIDED HEREIN.

Schedule 1

To

Limited Liability Company Agreement of RDL Hotel Fund I, LLC

a Delaware limited liability company

Member's Name and Address	Type of Units Owned	Units Owned	Percentage of Units Owned
Ramel Lee, Manager RD Lee Capital Partners LLC 2810 N Church St Wilmington, DE 19802-4447	Class A Units	2,000,000	100%
TOTAL		2,000,000	100%

<u>EXHIBIT A</u>

COUNTERPART SIGNATURE PAGE

FOR LIMITED LIABILITY COMPANY AGREEMENT OF RDL Hotel Fund I, LLC

The undersigned, desiring to become a party as a Class B Member to the Limited Liability Company Agreement of RDL Hotel Fund I, LLC, a Delaware limited liability company, dated July 25, 2024 (the **"Limited Liability Company Agreement"**), hereby agrees to all of the terms of the Limited Liability Company Agreement and agrees to be bound by all of the provisions thereof and, by executing this Counterpart Signature Page to Limited Liability Company Agreement, hereby accepts, adopts and agrees to all terms, conditions and representations set forth in the Limited Liability Company Agreement and hereby authorizes this Counterpart Signature Page to Limited Liability Company Agreement to be attached to and become part of the Limited Liability Company Agreement.

Executed under seal as of this day of _____, 20___.

MEMBER SIGNATURE:

Signature if Member is an Individual:

Name of Member:_____

Signature:_____

Signature if Member consist of Joint Tenants:

Name of Members:_____

First Signature:_____

Second Signature:_____

Signature if Member is a Corporation, Partnership, Trust or Other Entity:

Name of Member:_____

Signature:_____

Title or Representative

Capacity, if applicable: _____

ADDRESS:

_____

_____

_____

EXHIBIT D

Joinder Agreement

JOINDER AGREEMENT
AND
COUNTERPART SIGNATURE PAGE
FOR LIMITED LIABILITY COMPANY AGREEMENT OF RDL HOTEL FUND I, LLC

The undersigned, desiring to become a party as a Member to the Limited Liability Company Agreement of RDL HOTEL FUND I, LLC, a Delaware limited liability company (the **"Company"**), dated July 25, 2024, as amended or amended and restated from time to time (the **"Limited Liability Company Agreement"**), hereby agrees to all of the terms of the Limited Liability Company Agreement and agrees to be bound by all of the provisions thereof and, by executing this Joinder Agreement and Counterpart Signature Page to Limited Liability Company Agreement, hereby accepts, adopts and agrees to all terms, conditions and representations set forth in the Limited Liability Company Agreement and hereby authorizes this Joinder Agreement and Counterpart Signature Page to Limited Liability Company Agreement to be attached to and become part of the Limited Liability Company Agreement. The undersigned agrees, both before and after the date of this Joinder Agreement and Counterpart Signature Page to Limited Liability Company Agreement: (i) to use his/her/its best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective the joinder and other transactions contemplated by this agreement, (ii) to execute any documents, instruments or conveyances of any kind which may be reasonably necessary or advisable to carry out any of the joinder or other transactions contemplated hereunder, and (iii) to cooperate with the Company in connection with the foregoing.

Accordingly, the undersigned has executed and delivered this joinder agreement dated as of _____.

MEMBER SIGNATURE:

Signature if Member is an Individual:

Name of Member:_____

Signature:_____

Signature if Member consists of Joint Tenants with Rights of Survivorship, Community Property or Tenants by the Entireties:

Name of Members:_____

_____

First Signature:_____

Second Signature:_____

Signature if Member is a Corporation, Partnership, Trust or Other Entity:

Name of Member:

Signature:

Title or Representative
Capacity, if applicable:

EXHIBIT E

Pitch Deck





RDL HOTEL FUND I

JOHN E. CARSON
HOTEL
NO VACANCY

RD Lee

Capital Partners LLC

This offering is being conducted under Regulation CF and is only open to U.S. residents. This presentation is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities. Investment in these securities is speculative and involves a high degree of risk.



Benefits



- Aims to provide investors with diversified portfolios of real estate assets.

- Offers access to the hotel industry without specialized knowledge.

- Intended to be managed by experienced professionals to support potentially better investment outcomes.

- Seeks to generate potential income and provide the opportunity for reliable cash flow.

- Positions investors to potentially benefit from growth opportunities that may be driven by economic conditions.

- May serve as a possible hedge against inflation as room rates could adjust to rising costs.

- Seeks to remain resilient in economic downturns.



Market Opportunity

U.S. Hotel Market Overview:

- Projected market size: ≈ $236 billion by 2024.
- Economy segments: ≈ 37% of total market.
- ≈ $7B of extended stay demand underserved.

Growth Trends:

- Pandemic impact and subsequent recovery trends.
- Post-recession and pre-COVID expansion phase.
- Potential for resilience through economic cycles.
- Growth may be driven by budget-conscious travelers



GRAND VIEW RESEARCH

9.4%
Global Market CAGR, 2024 - 2030

Source: www.grandviewresearch.com

Extended Stay Hotel Market Size
by Type, 2020 - 2030 (USD Billion)

$49.2B

2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030

● Luxury/Upscale ● Mid-Range ● Economy



Investment Strategy



- Position for strong profitability by carefully **managing operating costs** and ensuring properties can cover debt payments comfortably. Our goal is to **grow property values** by at least 1.5 times over the investment period.

- Focuses on properties with **multiple demand generators.**

- Aims to **optimize operational efficiencies** and **leverage technology** that will potentially **add value** to the asset.



Due Diligence

Initial Screening

Financial Analysis

Operational Assessment

Market Analysis

Risk Assessment



Strategic Collaborations

RD Lee
Capital Partners LLC



Ramel Lee:
18 years of experience in hotel investments and operations management. **Hampton Inn & Staybridge Suites, currently in portfolio**. Responsible for **managing fund** activities.



Kishan Patel:
15 years of experience in real estate and commercial. Over **$1B in transactions**. Assisting with **negotiating purchase terms** and **franchise agreements**



Thomas Beyer:
25 years of experience, founder of B Hospitality Advisors. Overseeing over **$1B in assets.** Aiding in **optimizing operation** and **financial performance**.



Omari Head:
10 years of experience in hospitality and real estate. Over **$1B in transactions**. Supporting **deal flow** and **acquisition evaluation**.

"The individuals listed above are service providers to the fund and do not have a direct financial interest in this offering. Their inclusion does not imply any endorsement or formal partnership."



Operating Plan



- **Professional Management:** Partnering with experienced property management company to optimize performance.

- **Technology:** Integrating customer facing software to enhance efficiency and reduce costs.

- **Pricing and Occupancy Management:** Employing a data-driven pricing strategy and utilizing hotel revenue management software to maximize occupancy and revenue.

- **Quality Assurance:** Conducting regular property inspections to ensure compliance with regulations, brand standards, and customer expectations.



Revenue Projections (per 100 rooms)

Assumptions:

- ADR Year 1: $65, 2% increase annually based on market analysis of economy hotels in targeted locations.
- Occupancy Rate Year 1: 58% increasing 1.5% annually.

These assumptions reflect historical trends in similar properties and consider regional economic conditions and competition. We have stress-tested these projections under various economic scenarios, including potential economic downturns and competitive challenges. This allows us to present a more conservative estimate that aligns with broader market conditions. While we anticipate steady growth, our analysis accounts for possible fluctuations in Actual performance may vary from the projections provided. The number of rooms is assumed to remain constant over the five-year period. Any changes to the room count could impact total revenue.

Year	ADR ($)	Occupancy Rate (%)	Rooms	Revenue ($)
1	65	58	100	$1,376,050
2	66.30	59	100	$1,427,770
3	67.63	60	100	$1,481,097
4	68.65	61	100	$1,528,492
5	70.02	62	100	$1,584,552

Disclaimer: These projections are forward-looking estimates and should not be construed as guarantees of future performance. Actual results may differ significantly. Investors should carefully review the offering documents, including the Risk Factors outlined in Form C, before making an investment decision. Past performance is not indicative of future results.



Potential Return to Investors (Target Projections)

Based on $100K Investment

- **Cash Flows** (5 Years): $22,773

- **Exit Proceeds:** $243,060

- **Total Target Return :** $265,833

- **Target Equity Multiple** (potential growth over time): 2.66x

- **Target IRR** (the annual return we aim to achieve): ~20%

These figures are hypothetical and based on assumptions. Actual results may vary.

Risk Factors: This is a speculative investment, and investors may lose their entire investment. Please review the full risk disclosures in the Form C and offering documents.

Legal Structure: Limited Liability Company (LLC)

Tax Implications: Consult your tax advisor regarding potential pass-through taxation and other tax benefits.



Potential Returns for $100K Investment in RDL Hotel Fund I Before Exit

(not guaranteed)



Exit Strategy

- **Sale:** Our primary exit strategy involves selling the portfolio to strategic buyers or institutional investors looking to expand their presence in the economy and extended-stay hotel markets. Given the rising demand for these assets, we anticipate a strong buyer market within 5 years, especially as economic recovery trends continue.

- **Refinancing:** As an alternative, we may pursue refinancing options to return capital to investors if market conditions support attractive debt terms. Refinancing will depend on property performance, debt market conditions, and interest rates at the time.

- **Scenario Planning:** In the event of market volatility, we are prepared to adjust the holding period to maximize returns. Our operational flexibility allows us to wait for optimal market conditions to achieve our targeted exit multiple and IRR.

Both sale and refinance options aim to maximize returns for investors.



Potential Returns for $100K Investment in RDL Hotel Fund I including Exit
(not guaranteed)

- Cumulative Cash Flows Without Exit
- Total Return With Exit



Investment Terms



- **Initial Investment:** $100,000 (note investment minimum is $10,000)

- **Estimated Holding Period:** 5 Years (subject to change; no guaranteed liquidity. **Illiquidity is intended to stabilize potential growth.**)

- **Target Preferred Return:** 8% annually (not guaranteed) Based on market and industry research, we believe this is a realistic target, though not guaranteed.

- **Profit Split:** 80% to Investors, 20% to the Sponsoring Member. (see Section 10.1 of the Issuer's LLC Agreement for waterfall details)

- **Sponsoring Member Carried Interest:** 20% in accordance with the waterfall in Section 10.1 of the LLC Agreement (review for details)

- **Sponsoring Member Co Investment:** 20% of total equity. Our success is tied directly to your returns, providing confidence that management will act in the best interests of all investors. (does not eliminate risk)



Key Risk Factors

An investment in the Issuer involves significant risk and is suitable only for investors who can bear the potential loss of their entire investment. Before making an investment, prospective investors should carefully consider the following risks, as well as the more detailed disclosures provided in the Form C:

- **Limited Operating History:** The Issuer is a newly formed entity with no prior operating history. As a result, the Issuer's performance and prospects are uncertain and must be considered highly speculative.

- **Hospitality Industry Risks:** The hotel industry is highly cyclical and sensitive to economic downturns, pandemics, and changes in travel behavior. Adverse events could reduce occupancy rates and revenues, impacting the Issuer's ability to generate returns.

- **Liquidity and Long-Term Commitment:** Investments in the Issuer are illiquid, and there is currently no public market for the securities. Investors should be prepared to hold their investment indefinitely and understand that they may not be able to sell or transfer their interest.

- **Dependence on Management:** The success of the Issuer relies heavily on the experience and capabilities of key individuals. Any loss of key personnel could adversely affect the Issuer's performance.

- **Real Estate Investment Risks:** Real estate investments are subject to market volatility, property devaluation, and unforeseen liabilities, such as environmental contamination or regulatory non-compliance.

- **Projected Returns Are Not Guaranteed:** Any financial projections or return targets are based on assumptions that may not materialize. Actual results may differ significantly, and there is no assurance that the Fund will achieve its investment objectives.

- **Regulatory and Compliance Risks:** The Issuer and its operations are subject to extensive regulation. Changes in laws, tax policies, or regulatory requirements could increase costs or limit the Issuer's ability to operate profitably.

This summary is not exhaustive. Please review the full **Risk Factors** section in the Form C to which this pitch deck is attached for a more complete list of risks associated with this Offering.



Risk Mitigation Strategy



- **Diversify Markets**: Invest in properties across multiple geographic regions, reducing exposure to any single market.
- **Dynamic Pricing Models**: Utilize advanced pricing algorithms to ensure competitive room rates even during downturns.
- **Contingency Reserves**: Maintain contingency reserves in our budget to address unexpected operational challenges and ensure sufficient liquidity for ongoing capital expenditures.
- **Sustainability Initiatives**: Implement eco-friendly practices that reduce energy consumption, lowering operational costs and improving property valuation over time.





Why Invest in RDL Hotel Fund I?

•**Strong Demand**: The economy and extended-stay hotel sectors have shown resilience through economic cycles, catering to budget-conscious travelers, business professionals, and long-term guests. With a projected market size of $236 billion by 2024, this is an attractive segment positioned for growth.

•**Stability in Volatile Times**: These hotels tend to perform well even in economic downturns, providing a solid foundation for generating income.

•**Targeted 8% Preferred Return**: Investors have the potential to earn regular income throughout the holding period with a preferred return target of 8% annually (though not guaranteed).

•**Projected 2.66x Equity Multiple**: By investing in RDL Hotel Fund I, you're positioned to potentially grow your initial investment by approximately 2.66 times over the fund's term, with both cash flow and final exit proceeds.

•**Proven Leadership**: The fund is managed by a team with over 50 years of combined experience in hotel investments and operations, including professionals who have overseen $1 billion in real estate transactions.

•**Focused Risk Management**: Diversified geographic locations, dynamic pricing strategies, and sustainability initiatives help mitigate risk, ensuring that the fund is well-prepared for market fluctuations.

Make Your Move Today

RDL Hotel Fund I offers an accessible way for investors to enter the high-potential hotel industry without the need for specialized knowledge. With a balanced strategy of income generation and long-term growth, we are dedicated to delivering value to our investors.



Thank You

RD Lee
Capital Partners LLC

Contact Information: Admin@RDLeeCP.com

Prepared by: Ramel Lee, Founder and Managing Partner

This presentation should be read in conjunction with the full Form C and Offering Statement, which can be found on https://vesterr.com.

This offering is being conducted under Regulation CF and is only open to U.S. residents. This presentation is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities. Investment in these securities is speculative and involves a high degree of risk.